2006 ANNUAL REPORT



GLACIER BANCORP, INC.

Corporate Headquarters
49 Commons Loop
Kalispell, MT 59901-2679
(406) 756-4200

Board of Directors
Everit A. Sliter, Chairman
CPA/Jordahl & Sliter, PLLC and Chairman of Glacier Bank

Michael J. Blodnick
President/CEO of Glacier Bancorp, Inc. (the "Company")

James M. English
Attorney/English Law Firm and board member of Mountain West Bank

Allen J. Fetscher
Chairman of First Security Bank of Missoula, President of Fetscher's Inc., Vice President of American Public Land Exchange Co. Inc., and owner of Associated Agency

Jon W. Hippler
President/CEO of Mountain West Bank

Craig A. Langel
CPA/CVA, President of Langel & Associates, P.C., owner and CEO of CLC Restaurants, Inc.

L. Peter Larson
Retired Chairman/CEO of American Timber Company

Douglas J. McBride OD, FAAO
Doctor of Optometry and board member of Western Security Bank

John W. Murdoch
Chairman of Murdoch's Ranch & Home Supply, LLC and board member of Big Sky Western Bank

Stock Listing
Glacier Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol GBCI. There are approximately 12,173 shareholders of Glacier Bancorp, Inc. stock.

Investor Information
www.glacierbancorp.com

Corporate Officers
Michael J. Blodnick
President/CEO

James H. Strosahl
EVP/CFO/Secretary/Treasurer
(retired March 31, 2007)

Ron J. Copher
SVP/CFO
(effective March 31, 2007)

Marcia L. Johnson
SVP/Operations

Barry L. Johnston
SVP/Credit Administration

Mark D. MacMillan
SVP/Information Technology

Robin S. Roush
SVP/Human Resources

Ryan T. Screnar
SVP/Internal Audit

T.J. Frickle
VP/Enterprise-Wide Risk Manager

April D. Kelso
VP/Compliance

Sam G. Mauch
VP/Information Security

Donald B. McCarthy
VP/Controller

Glenn G. Nelson
VP/Information Technology

Independent Registered Public Accountants
BKD LLP
1700 Lincoln Street Suite 1400
Denver, CO 80203

Legal Counsel
Hash and O'Brien PLLP
136 First Avenue West
Kalispell, MT 59901-4442

Christensen, Moore, Cockrell, Cummings & Axelberg, P.C.
160 Heritage Way, Suite 104
Kalispell, MT 59904

Graham & Dunn PC
Pier 70, Suite 300
2801 Alaskan Way
Seattle, WA 98121-1128

Cover photo by: Douglass Dye
Lake Josephine, Glacier National Park, Montana

Mountain West Bank
Main Office:
125 Ironwood Dr.
Coeur d'Alene, ID 83814
(208) 765-0284

Branch Offices:
1715 West Kathleen Ave.
Coeur d'Alene, ID 83814

305 West Prairie Ave.
Hayden, ID 83835

709 East Seltice Way
Post Falls, ID 83854

433 North 16th St.
Boise, ID 83702

80 South Cole Rd.
Boise, ID 83709

7107 West State St.
Boise, ID 83714

800 West Bannock St.
Boise, ID 83702

4250 East Fairview Ave.
Meridian, ID 83642

2970 East St. Lukes Dr.
Meridian, ID 83642

2024 Caldwell Blvd.
Nampa, ID 83651

1223 12th Ave Rd.
Nampa, ID 83686

491 Sun Valley Rd. East
Ketchum, ID 83340

206 North Main
Hailey, ID 83333

201 East Superior St.
Sandpoint, ID 83864

476655 Highway 95 North
Ponderay, ID 83852

7186 First St.
Bonners Ferry, ID 83805

1600 East Riverside St.
Eagle, ID 83616

110 South Main
Brigham City, UT 84302

1776 Park Ave., #101
Park City, UT 84068

330 North Washington Ave.
Newport, WA 99156

223 Main St.
Ione, WA 99139

12120 East Mission Ave.
Spokane Valley, WA 99106

Directors:
Charles. R. Nipp, Chairman
Dennis Downer
James M. English
Thomas Gibson
Jon W. Hippler
Stephen F. Meyer
J. Michael Patano
Don Shepherd
James H. Strosahl
Thomas K. Thilo, M.D.

Glacier Bank
Main Office:
202 Main St.
Kalispell, MT 59901
(406) 756-4200

Branch Offices:
49 Commons Loop
Kalispell, MT 59901

490 West Reserve Dr.
Kalispell, MT 59901

2199 Highway 2 East
Kalispell, MT 59901

615 California Ave.
Libby, MT 59923

14 Second Ave. West
Polson, MT 59860

822 Nucleus Ave.
Columbia Falls, MT 59912

8111 Highway 35
Bigfork, MT 59911

3701 Harrison Ave.
Butte, MT 59701

1880 Harrison Ave.
Butte, MT 59701

307 East Park St.
Anaconda, MT 59711

Directors:
Everit A. Sliter, Chairman
Kristen Heck
Dallas I. Herron
Marcia L. Johnson
Robert F. Leipheimer
David P. Meredith
Van Kirke Nelson, M.D.
Robert A. Nystuen
James H. Strosahl
Sally Thompson

First Security Bank of Missoula
Main Office:
1704 Dearborn
Missoula, MT 59801
(406) 728-3115

Branch Offices:
541 East Broadway
Missoula, MT 59802

3220 Great Northern Way
Missoula, MT 59808

2601 Garfield
Missoula, MT 59801

100 East Broadway
Missoula, MT 59802

320 West Broadway
Missoula, MT 59802

3045 North Reserve
Missoula, MT 59808

4055 South Highway 93
Missoula, MT 59804

501 North First St.
Hamilton, MT 59840

100 Main St.
Hamilton, MT 59840

297 Woodside Cutoff Rd.
Corvallis, MT

510 West Railroad
Plains, MT 59859

107 South Fulton
Thompson Falls, MT 59873

Directors:
Allen J. Fetscher, Chairman
John M. Bartos
William L. Bouchee
Scott M. Burke
Harold J. Fraser
Michael Harrington
Marcia L. Johnson
Walter Muralt
Kathy A. Ogren
James H. Strosahl
Christopher B. Swartley
Dennis H. Toussaint
Stanford L. Zimet

First National Bank of Lewistown
Main Office:
224 West Main
Lewistown, MT 59457
(406) 538-7471

Directors:
Jack Morgenstern, Chairman
Alan R. Aldrich
Steven H. Balster
Michael J. Blodnick
Dean M. Comes
Gregory A. Smith
Russel J. Spika
William C. Spratt
John R. Swanz

Western Bank of Chinook
Main Office:
327 Indiana St.
Chinook, MT 59523
(406) 357-2244

Directors:
R.H. Sizemore, Chairman
Dean M. Comes
J.R. Inman
Nellie Obrecht
Warren Ross
Robert Sharples

Western Security Bank
Main Office:
2929 3rd Ave. North
Billings, MT 59101
(406) 238-8100

Branch Offices:
2401 Grand Ave.
Billings, MT 59102

2955 Grand Ave.
Billings, MT 59102

2675 King Ave. West
Billings, MT 59102

1546 Main St.
Billings, MT 59105

495 Main St.
Billings, MT 59102

2845 Old Hardin Rd.
Billings, MT 59101

2812 1st Ave. North
Billings, MT 59101

20 Montana Ave.
Laurel, MT 59044

Directors:
Ruben R. Day, Chairman
Michael J. Blodnick
Jerald D. Evenson
Lori A. Forseth, M.D.
Douglas J. McBride, OD
Matthew J. McDonnell
John V. Negu
James D. Walker
John O. Weber

1st Bank
Main Office:
1001 Main St.
Evanston, WY 82930
(307) 789-3864

Branch Offices:
125 North 2nd St.
Evanston, WY 82930

900 North Highway 414
Mountain View, WY 82939

716 Pine Ave.
Kemmerer, WY 83101

314 South Washington St.
Afton, WY 83110

79 Highway 89
Alpine, WY 83128

221 East Pine St.
Pinedale, WY 82941

* 601 North Front St.
Rock Springs, WY 82902

Directors:
Weston R. Barker, Chairman
Michael J. Blodnick
Kim Charles
Rudy Ellingford
Judson E. Faler
Gerald L. Goulding
Eddie O. Hunsaker
David D. Madia
Michael Seppala

Big Sky Western Bank
Main Office:
4150 Valley Commons
Bozeman, MT 59718
(406) 587-2922

Branch Offices:
7730 Shedhorn Dr.
Bozeman, MT 59718

106 East Babcock
Bozeman, MT 59715

55 Lone Peak Dr.
Big Sky, MT 59716

300 Jackrabbit Lane
Belgrade, MT 59714

Directors:
George B. Hagar, Chairman
Douglas Alexander
Michael J. Blodnick
Edward Brandt
Don J. Chery
Ardyce DeVries
Robyn L. Erlenbush
William Martel
O. Taylor Middleton
John W. Murdoch
Michael R. Scholz

Valley Bank of Helena
Main Office:
3030 North Montana Ave.
Helena, MT 59601
(406) 495-2400

Branch Offices:
1900 9th Ave.
Helena, MT 59601

306 Euclid Ave.
Helena, MT 59601

321 Fuller Ave.
Helena, MT 59601

3171 North Montana Ave.
Helena, MT 59602

101 Lane Ave.
East Helena, MT 59635

Directors:
John P. Poston, Chairman
Tanya M. Ask
Michael J. Blodnick
Kenneth V. Carpenter, M.D.
Cary A. Hegreberg
Ronald S. Mercer
Bruce D. Mihelish
J. Andrew O'Neill
Robert J. Peccia
Joseph F. Shevlin
Thomas J. Trebon

Glacier Bank of Whitefish
Main Office:
319 East Second St.
Whitefish, MT 59937
(406) 751-4930

Branch Office:
222 Dewey Ave.
Eureka, MT 59917

Directors:
Michael. J. Gwiazdon, Chairman
Bee Gee Cole
Dale G. Duff
Sean S. Frampton
Michael T. Henry
Thomas H. LaChance
Patrice B. LaTourelle
Robert C. Love
Charles R. Newton
Russell K. Porter
James H. Strosahl

Citizens Community Bank
Main Office:
280 South Arthur
Pocatello, ID 83204
(208) 232-5373

Branch Offices:
2000 Flandro Dr.
Chubbuck, ID 83202

2797 South 25th East
Ammon, ID 83406

452 North 2nd East
Rexburg, ID 83440

Directors:
Gary N. Blanchard, Chairman
Michael J. Blodnick
Ralph G. Cottle
H. Brent Hill
Thomas J. Holmes
W. James Johnston
William A. Knick
James E. Lee
Diana B. Lyon
Kenneth A. Satterfield
Alan E. Stanek

First National Bank of Morgan
Main Office:
120 North State
Morgan, UT 84050
(801) 829-3402

Branch Office:
5015 West Old Hwy. Rd.
Mountain Green, UT 84050

Directors:
George N. Francis, Chairman
Michael J. Blodnick
A. Kirk Francis
Phillip N. Francis
Stanton R. Nielsen
David Rich
Richard K. Sommers

* Location anticipated as result of the acquisition of North Side State Bank during the second quarter 2007

Stock and Dividend Information

2006 Cash Dividend Data

Quarter	Record Date	Payment Date	Share Amount
1	April 11, 2006	April 20, 2006	$0.11
2	July 11, 2006	July 20, 2006	$0.11
3	Oct 10, 2006	Oct 19, 2006	$0.11
4	Jan 11, 2007	Jan 18, 2007	$0.12

Anticipated Dividend Dates 2007 (*)

Quarter	Record Date	Payment Date	Anticipated Earnings Announcement Dates (*)
1	April 10, 2007	April 19, 2007	April 25, 2007
2	July 10, 2007	July 19, 2007	July 26, 2007
3	Oct 9, 2007	Oct 18, 2007	October 25, 2007
4	Jan 8, 2008	Jan 17, 2008	January 31, 2008

(*) Subject to approval by the Board of Directors

Common Stock Price (1)

	2006	2005	2004	2003	2002	2001
High	$25.25	$22.33	$19.14	$14.08	$9.69	$8.22
Low	$18.55	$14.05	$12.59	$9.07	$7.41	$4.75
Close	$24.44	$20.03	$18.15	$13.85	$9.14	$8.08
Price/Earnings (2)	19.9	18.0	18.7	16.5	12.5	15.1

(1) Restated for stock dividends and stock splits.

(2) Based on closing stock price and basic earnings per share as of and for the year ended December 31.

Ten-year Dividend History

Year	Cash Dividends Declared (1)	Stock Dividends/Splits	Distribution Date of Stock Dividends/Splits
1997	$0.15	3 for 2 stock split	May 27, 1997
1998	$0.18	10% Stock Dividend	October 1, 1998
1999	$0.23	10% Stock Dividend	May 27, 1999
2000	$0.23	10% Stock Dividend	May 25, 2000
2001	$0.23	None	None
2002	$0.26	None	None
2003	$0.32	10% Stock Dividend	May 22, 2003
2004	$0.36	5 for 4 stock split	May 20, 2004
2005	$0.40	5 for 4 stock split	May 26, 2005
2006	$0.45	3 for 2 stock split	December 14, 2006

(1) Restated for stock dividends and stock splits.

Ten-year compound annual dividend growth rate is 12.7%.

Ten-year compound total return is 19.0%.

Shareholders may reinvest their dividends and make additional cash purchases of Glacier Bancorp, Inc. common stock by participating in the company's dividend reinvestment plan. Please call American Stock Transfer & Trust Company 1-877-390-3076 for information and to request a prospectus.

Stock Performance Graph

The following graphs compare the yearly cumulative total return of the GBCI common stock over both a five-year and ten-year measurement period with the yearly cumulative total return on the stocks included in (i) the Russell 2000 Index, and (ii) the SNL Bank Index comprised of banks or bank holding companies with total assets between $1 billion and $5 billion. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable years.



Total Return Performance
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $1B-$5B
Index Value
400
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/31/06



Total Return Performance
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $1B-$5B
Index Value
750
650
550
450
350
250
150
50
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2006	2005	2004	2003	2002
Summary of Financial Condition:					
Total assets $	**4,467,739**	3,706,344	3,010,737	2,739,633	2,281,344
Investment securities, available for sale	**825,637**	970,055	1,086,929	1,099,243	782,825
Loans receivable, net	**3,165,524**	2,397,187	1,701,805	1,430,365	1,300,653
Allowance for loan losses	**(49,259)**	(38,655)	(26,492)	(23,990)	(20,944)
Intangibles	**144,466**	87,114	42,315	42,816	40,011
Deposits	**3,207,533**	2,534,712	1,729,708	1,597,625	1,459,923
Advances from Federal Home Loan Bank	**307,522**	402,191	818,933	777,294	483,660
Securities sold under agreements to repurchase and other borrowed funds	**338,986**	317,222	81,215	64,986	61,293
Stockholders' equity	**456,143**	333,239	270,184	237,839	212,249
Equity per common share*	**8.72**	6.91	5.87	5.24	4.76
Equity as a percentage of total assets	**10.21%**	8.99%	8.97%	8.68%	9.30%

(dollars in thousands, except per share data)	Years ended December 31, 2006	2005	2004	2003	2002
Summary of Operations:					
Interest income $	**253,326**	189,985	147,285	130,830	133,989
Interest expense	**95,038**	59,978	39,892	38,478	47,522
Net interest income	**158,288**	130,007	107,393	92,352	86,467
Provision for loan losses	**5,192**	6,023	4,195	3,809	5,745
Non-interest income	**51,842**	44,626	34,565	33,562	25,917
Non-interest expense	**112,550**	90,926	72,133	65,944	57,813
Earnings before income taxes	**92,388**	77,684	65,630	56,161	48,826
Income taxes	**31,257**	25,311	21,014	18,153	16,424
Net earnings	**61,131**	52,373	44,616	38,008	32,402
Basic earnings per common share*	**1.23**	1.12	0.97	0.84	0.73
Diluted earnings per common share*	**1.21**	1.09	0.96	0.83	0.72
Dividends declared per share*	**0.45**	0.40	0.36	0.32	0.26

	At or for the years ended December 31, 2006	2005	2004	2003	2002
Ratios:					
Net earnings as a percent of average assets	**1.52%**	1.52%	1.54%	1.53%	1.50%
Net earnings as a percent of average stockholders' equity	**16.00%**	17.62%	17.61%	16.82%	16.57%
Dividend payout ratio	**36.59%**	35.93%	37.36%	38.07%	35.45%
Average equity to average asset ratio	**9.52%**	8.61%	8.75%	9.10%	9.08%
Net interest margin on average earning assets (tax equivalent)	**4.35%**	4.20%	4.15%	4.20%	4.51%
Allowance for loan losses as a percent of loans	**1.53%**	1.59%	1.53%	1.65%	1.58%
Allowance for loan losses as a percent of nonperforming assets	**554%**	383%	276%	184%	181%

(dollars in thousands)	At or for the years ended December 31, 2006	2005	2004	2003	2002
Other Data:					
Loans originated and purchased $	**2,389,341**	2,113,777	1,543,595	1,509,850	1,204,852
Loans serviced for others $	**177,518**	145,279	174,805	189,601	253,063
Number of full time equivalent employees	**1,356**	1,125	857	807	737
Number of offices	**86**	71	55	54	50
Number of shareholders of record	**1,973**	1,907	1,784	1,763	1,586

*revised for stock splits and dividends

Acquisitions using the purchase method of accounting include the operations since the acquisition date.

Net Earnings


$65,000
$55,000
$45,000
$35,000
$25,000
$32,402
$38,008
$44,616
$52,373
$61,131
2002
2003
2004
2005
2006

Diluted Earnings Per Share


$1.30
$1.10
$0.90
$0.70
$0.50
$0.72
$0.83
$0.96
$1.09
$1.21
2002
2003
2004
2005
2006

Equity Per Common Share


$9.00
$7.00
$5.00
$3.00
$4.76
$5.24
$5.87
$6.91
$8.72
2002
2003
2004
2005
2006

Return on Average Equity


18.00%
17.00%
16.00%
15.00%
14.00%
13.00%
16.57%
16.82%
17.61%
17.62%
16.00%
2002
2003
2004
2005
2006

Return on Average Assets


1.60%
1.55%
1.50%
1.45%
1.40%
1.50%
1.53%
1.54%
1.52%
1.52%
2002
2003
2004
2005
2006

Dividends Declared per Common Share


$0.50
$0.40
$0.30
$0.20
$0.26
$0.32
$0.36
$0.40
$0.45
2002
2003
2004
2005
2006

Total Assets



$5,000,000
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$2,281,344
$2,739,633
$3,010,737
$3,706,344
$4,467,739
2002
2003
2004
2005
2006

Net Loans



$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$1,300,653
$1,430,365
$1,701,805
$2,397,187
$3,165,524
2002
2003
2004
2005
2006

Deposits



$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$1,459,923
$1,597,625
$1,729,708
$2,534,712
$3,207,533
2002
2003
2004
2005
2006

Loan Allocation



Commercial 57%
Installment & Other 18%
Real Estate 25%

Funding Sources



FHLB Advances 8%
Repos & Other Funds 9%
Brokered C.D.s 4%
Demand Deposits 22%
CD's 20%
Now 12%
Money Market 18%
Savings 7%

Commercial Loan Mix



Dealer Floor Plan 1%
Agriculture 4%
SBA 2%
Other 1%
Commercial & Industrial 40%
Commercial Real Estate 52%

LETTER TO SHAREHOLDERS

Dear Shareholder,

Nearly a decade has past since I wrote my first letter to you, our shareholders. During this time much has changed. For the most part, the operating environment for banks has been upbeat and allowed the shareholders of Glacier Bancorp to prosper. To be expected, there have been challenges and hurdles to bear and work through, but we have always found ways to overcome these obstacles.

Today, in certain respects, Glacier has transitioned and transformed itself into a much different company. The asset base is almost eight times larger. Our geographic area has expanded from four banks with eighteen offices in Montana to now include eleven banks with eighty-six offices conducting business in five western states. The breadth of products and services offered has grown exponentially as has the base of customers. Nevertheless, through all this change one thing has stayed constant: our commitment to the model of independent community banking.

In that first Letter to Shareholders I stated we held steadfast to three beliefs: that community banking is the most consistently profitable type of banking, that maintaining community banks' independence is the key to the long term success of our Company and, more important than assets or markets, our future success hinges on the talent of OUR PEOPLE. Almost ten years later these beliefs are as strong as ever. They have allowed us to build a franchise with a very unique operating style and culture that has proven to be successful and capable of consistently delivering excellent results to you, our shareholders.

Again last year Glacier Bancorp was honored as one of the top performing banks among the 150 largest banks and thrifts in the country by Bank Director Magazine. It was the second consecutive year we were named the third-highest ranked bank. Performance once again was based on three criteria: profitability, capital adequacy and asset quality. Of course, none of this would have been possible without the effort and commitment made by over 1,500 talented and dedicated employees and directors. However, it is also testament to our unique operating niche of decentralized independent community banks. Three of the top ten banks in the 2006 ranking embraced this same operating style, further validating that this distinct strategy can produce superior performance.

Last year the banking industry faced a difficult operating environment brought on by a stubbornly flat-to-inverted yield curve. In addition, for the first time in a number of years the housing industry, in the form of both new construction and the sale of existing homes, slowed dramatically in many parts of the country. Both of these issues negatively impacted the performance of many banks across the country. The effect on small banks was even more dramatic because they tend to be more dependent on net interest income and fee income from mortgage and construction operations. Fortunately we were able to navigate through these difficult issues in 2006 and generate record earnings per share and deliver solid operating performance. Diluted earnings per share increased 11% last year and, excluding the effects of the adoption of SFAS 123R, which for the first time required us to record the fair value of stock options as compensation expense, our diluted earnings per share increased by 15% for the fourth consecutive year. These results allowed us to deliver a total return to our shareholders this past year of 24.57%, nearly double the 12.80% we produced last year. Our market capitalization, which takes the share price times the number of shares outstanding, finished the year at $1.278 billion, an increase of over $300 million in shareholder value for the year and nearly $1 billion over the past five years. Both of these matrices confirm the power of our operating model and its ability to produce exceptional shareholder value.

Operating a company with multiple banks and charters does, at times, create its own set of challenges. We must manage priorities among a broader group of banks and departments. Regulatory compliance requires a significant amount of additional focus and training. Because the Banks operate in different states with a diverse mix of business and industry, supporting their needs can be complex and require additional manpower and resources to assure our customers' needs are met. Nonetheless, compared to the tremendous performance lift and benefit this operating model delivers, these issues are only barriers that need to be managed and consistently OUR PEOPLE demonstrate every day that management capability.

Why do we believe so strongly in this independent bank model? Year after year the model has confirmed to us that if we allow our Banks to focus on their market they will increase their share of that market. If we give them the resources and tools to compete with competitors of all sizes, they will expand their customer base. And if we distribute the management of risk, especially credit and operational risk, down to the individual entities, the oversight and ownership of that risk improves dramatically. This allows us to deliver a lower-risk, higher-value proposition to our shareholders.

During this past year every profitability goal set was achieved, and nearly every strategic initiative formulated was attained. We continued to be one of the most active bank acquirers in the West. Over the past two years we completed five separate bank or bank holding company mergers. In 2006 we added five banks with the acquisition of Citizens Development Company headquartered in Billings, Montana, and completed the first bank acquisition in the state of Utah in six years with the addition of First National Bank of Morgan. Together they represented over $500 million in assets and a total of twelve offices. Four of the five Citizens Development Company banks will be merged internally with our existing Banks. Three of those bank integration and computer conversions took place the last week of January 2007, and once again our people stepped up and did a remarkable job. They spent a great deal of time and effort to make sure things went right. The final internal merger is scheduled for June of this year and we expect this project will be completed with the same level of accuracy and execution. In addition, on January 22, 2007, we announced the acquisition of North Side State Bank of Rock Springs, Wyoming. Located in the heart of Wyoming's energy boom, we are excited about the opportunities this latest acquisition presents.

Other major initiatives accomplished last year were the addition of six new office locations, most of which were placed in Idaho and focused mainly in the Boise/Nampa area. Currently Boise is one of the fastest-growing cities in the West. Nine existing facilities underwent major renovation and expansion in order to provide more space for increased transaction volumes and customer growth. Two major data conversions were completed last year integrating both Citizens Community Bank in Pocatello and First State Bank of Thompson Falls on to our data system. In addition, for the first time since our initial public offering in 1984, we conducted a very successful secondary offering issuing 1.5 million shares and raising nearly $30 million in additional capital. The proceeds were used to complete the acquisition of Citizens Development Company.

The Inland Northwest economy continued its solid pace of growth throughout last year. The unemployment rate in these states was, and remains, at some of the lowest levels in decades. The construction industry continues to defy the national trend and remains robust. Montana and Wyoming, states with abundant supplies of natural resources, have derived significant benefit from the surge in commodity prices the past few years. Idaho and Utah are among two of the faster-growing states in the country. With diverse economies, a skilled labor force and a very friendly business climate, both states continue to do very well.

Our good fortune of operating in markets with strong economies definitely helped offset some of the obstacles other banks around the country faced. Instead of experiencing a housing slowdown, we set a new record for mortgage originations in 2006. For the first time ever, we eclipsed $1 billion in mortgage origination volume. Our loan portfolio increased 32% for the year, 18% of which was internally generated. The quality of the loan portfolio also remained pristine. Net charge offs, non-performing loans and delinquency rates were all at historic lows. When there are eleven Banks, each with their own individual loan committee, chief credit officer and boards of directors, the level of credit oversight increases dramatically. It also allows them to focus on their bank, closely monitor the credit trends taking place in their market and work to build stronger relationships with their customers. With our model, credit decisions are made at the bank level and with local knowledge. They are made by people who know their customers and their markets. It has always been one of the true advantages we derive from this model and we expect it will continue to deliver a high level of quality loans into the future.

Another benefit of strong loan growth is that it gave us the opportunity to continue reshaping our balance sheet. Again last year, cash flow from the security portfolio was redeployed to higher yielding assets in the form of loans. Securities at year end represented only 18% of total assets, down significantly from 26% the year before. This shift in the mix of our earning asset base was one of the primary contributors to a better net interest margin than was forecasted at the beginning of the year. The addition of Citizens Development Company also altered our loan mix by decreasing the level of Commercial Real Estate loans and adding to our portfolio of Commercial and Industrial loans.

In addition to loan growth and the change to the mix of our earning asset base, one other trend had a positive influence on our net interest margin last year: All eleven Banks, including the two recently added, commit most of their marketing resources and energy to generating and growing their transaction deposit base. The more successful they are in their efforts, the more franchise value we create. We believe this low-cost funding source is what separates high performing banks from all the others. Last year we increased the level of our non-interest bearing accounts by 24%. One major reason we were so interested in acquiring Citizens Development Company was the high percentage of their deposit base made up of low cost deposits. Excluding the acquisitions, the Banks grew their non-interest bearing deposits by 7% in 2006. This level of growth was less than what we experienced the prior two years. However, considering the higher interest rate environment and the stepped up competition for deposits from both inside and outside of banking, we were pleased with this level of growth. If the current flat yield curve persists and loan growth remains strong, more competitors will be searching for funding while customers will be looking for a better return on their money. Because our Banks can individually tailor their deposit pricing to their local markets, they have the ability to control what deposit products will be most effective and what they should pay for those deposits. Nonetheless, maintaining our current position of low cost funds while devising new strategies to attract additional low cost dollars will be a real test for all of our Banks.

Increasing the yield on earning assets and funding those assets with more low-cost deposits led to an improved net interest margin in 2006. While the overall cost of our funds did increase at a much faster pace than what we experienced the prior three years, the addition of Citizens Development Company and the improved mix of assets and liabilities helped to overcome this problem. Most banks across the country have experienced a flat or declining net interest margin. In 2006 we had the good fortune of increasing our net interest margin from 4.20% the year before to 4.35%. This 15 basis point improvement last year, coupled with strong growth in our earning assets, helped to produce record net interest income. Whether this feat can be repeated in this current rate environment is highly unlikely. This year, if the net interest margin holds at approximately the same level, that may be the best we could hope for and possibly a better scenario than what most banks experience.

Assessing and controlling risk has become paramount in today's banking environment. Two of the greatest risks banks have faced historically are credit and interest rate risk. Although these risks are significant and just as prevalent as ever before, today other risks have also moved to the forefront. If this Company is to continue creating shareholder value, understanding the risks we face and doing everything within our power to mitigate those risks is critical. This past year a full-time, enterprise-wide risk manager was added to the staff. Dedicating an individual to promote an enhanced, integrated process at every bank and department across the organization was a logical solution to the problem. The goal is to continue to be a risk-conscious organization that has the ability to identify, manage and monitor all the other types of risks we face. By having an individual focus on this ever-increasing and complex area, your Company has made a major commitment to mitigating risk at all levels of the organization.

The Company and Banks' plans for 2007 will not deviate from what has served us well in the past. We will continue to stay true to the model of independent community banking. We will look for acquisitions that meet our strategic needs and create value for the shareholders. We will continue to expand our footprint through the addition of new locations when the analysis demonstrates there is above average growth potential and a need for banking services in that market. We cannot afford to get caught up in the branching frenzy that has overtaken this industry in the past five years. Unfortunately banks have added so many new branches that reaching any true level of profitability has become an increasingly difficult proposition. Because of this explosion in branches, any new offices we consider will require even more in-depth analysis and study to assure the population growth, demographics and household income will support the venture. Additionally, we must be cognizant of market saturation. If already at disproportionately high levels, splitting the pie one more time will not result in the highest and best use of our capital.

This year there are three data conversions scheduled in addition to the three we completed in late January. Data conversions are never easy. They require a great deal of pre-planning and organization. Collectively the Banks, with the assistance of the conversion team, have performed admirably and I have no reason to doubt that future conversions will experience the same results. In 2007 Check 21 should finally start to gain traction nationwide. For us this will decrease the cost of transporting checks around the region. Two of our Banks are currently clearing checks electronically, with more scheduled to adopt the process this year. In order to realize other operating efficiencies from Check 21, we will also begin migrating the Banks to a new check imaging system this year.

Finally, no operating model is perfect; each one has its own set of strengths and weaknesses. Our model of maintaining independent, autonomous community banks is no different. The regulatory burden is greater; there are certain elements and requirements of the model that add to our cost structure and supporting and managing a more diverse set of product and service offerings adds a degree of complexity. Nevertheless, this is the model we have created and believe in. It has demonstrated for over two decades the power to generate superior revenue growth that far outstrips the cost to produce that growth. With revenues growing faster than expenses, we continue to be an efficient and productive operation.

Our model has allowed us to attract and retain a GREAT STAFF OF INDIVIDUALS who also believe this is the best way to serve their customers and communities. Their dedication and commitment to this Company is phenomenal. The banks that have joined Glacier did so because of this operating model. It continues to attract other interested parties as demonstrated by the level of activity we have experienced in the past two years. However, the most important reason we continue to operate and believe in this model is the shareholder value it has created over the past twenty-three years. Our track record during this period is among the best in the industry. It has allowed us to produce an average compounded total return to our shareholders of 22%. We have also been recognized as one of the top growth companies in the industry, an achievement which, in our mind, is directly correlated to our unique banking model. Nevertheless, the bottom line is: this is a people business. Our people are truly the catalyst that allows this company to create these top tier results. They are committed to make each of their Banks the best it can be which ultimately raises the performance level of the entire Company.

I would also like to thank all of our directors for their tireless dedication. Any discussion regarding a banking model comprised of 11 community Banks has to include the Board of Directors in charge of guiding those Banks. Similar to the staff, the talent assembled among the various Boards offers a distinct advantage that few other Banks our size can replicate. Their knowledge and skill sets, along with their understanding of the local markets, have proven to be invaluable and one of the real strengths of this operating strategy. In particular, we would like to recognize and thank John MacMillan for forty years of service to Glacier Bancorp as an employee and director. His love of the business and contribution to the Company will never be forgotten. We wish John and Ellen all the best.

Ten years ago I laid out our three simple beliefs, and stated that if we held steadfast to those beliefs our customers, communities and our staff would be rewarded. Hopefully the next ten years will be equally as kind to these same constituents and these beliefs will stay intact. To our shareholders, we again thank you for the confidence and trust you place in us. Hopefully this past year we met your expectations. You can also be assured that all 1,500 employees and directors will continue to do everything in their power to responsibly manage and guide your Company so your investment in Glacier Bancorp will continue to be a rewarding one.

Sincerely,

Michael J. Blodnick
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE 000-18911

GLACIER BANCORP, INC.

MONTANA (State of Incorporation)

81-0519541 (IRS Employer Identification Number)

49 Commons Loop, Kalispell, MT 59901
(Address of Principal Office)

Registrant's telephone number, including area code: (406) 756-4200

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. _X_ Yes __No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. __Yes _X_No

Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. _X_ Yes __ No

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined by Exchange Act Rule 12b-2). _X_ Large accelerated filer ____ Accelerated filer ____ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ___ Yes _X_ No

The aggregate market value of the voting common equity held by non-affiliates of the Registrant at June 30, 2006 (the last business day of the most recent second quarter), was $896,894,735 (based on the average bid and ask price as quoted on the NASDAQ Global Select Market at the close of business on that date).

As of February 16, 2007, there were issued and outstanding 52,598,037 shares of the Registrant's common stock. No preferred shares are issued or outstanding.

Document Incorporated by Reference
Portions of the 2007 Annual Meeting Proxy Statement dated March 30, 2007 are incorporated by reference into Part III of this Form 10-K.

GLACIER BANCORP, INC.
FORM 10-K ANNUAL REPORT
For the year ended December 31, 2006
TABLE OF CONTENTS

PART I.

This Annual Report and Form 10-K may be deemed to include forward looking statements, which management believes are a benefit to shareholders. These forward looking statements describe management's expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's style of banking and the strength of the local economy. The words "will," "believe," "expect," "should," and "anticipate" and words of similar construction are intended in part to help identify forward looking statements. Future events are difficult to predict, and the expectations described above are subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in the Company's filings with the SEC, factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) local, national, and international economic conditions are less favorable than expected or have a more direct and pronounced effect on the Company than expected and adversely affect the Company's ability to continue its strategy to grow its business through internal growth complimented by selective acquisitions at historical rates and maintain the quality of its earning assets; (2) changes in interest rates reduce interest margins more than expected and negatively affect funding sources; (3) projected business increases following strategic expansion or opening or acquiring new branches are lower than expected; (4) costs or difficulties related to the integration of acquisitions are greater than expected; (5) competitive pressure among financial institutions increases significantly; (6) legislation or regulatory requirements or changes adversely affect the businesses in which the Company is engaged; and (7) the Company's ability to realize the efficiencies it expects to receive from its investments in personnel and infrastructure.

Item 1. Business

GENERAL DEVELOPMENT OF BUSINESS

Glacier Bancorp, Inc. headquartered in Kalispell, Montana (the "Company"), is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990. The Company is a regional multi-bank holding company providing commercial banking services from 86 banking offices in Montana, Idaho, Wyoming, Utah and Washington. The Company offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer, and real estate loans, mortgage origination services, and retail brokerage services. The Company serves individuals, small to medium-sized businesses, community organizations and public entities.

Subsidiaries

The Company is the parent holding company of nineteen wholly-owned subsidiaries including fifteen banking subsidiaries and four trust subsidiaries. The banking subsidiaries are Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Big Sky Western Bank ("Big Sky"), Valley Bank of Helena ("Valley"), Glacier Bank of Whitefish ("Whitefish"), Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, First Citizens Bank, N.A., all located in Montana, Mountain West Bank ("Mountain West") located in Idaho, Citizens Community Bank ("Citizens") located in Idaho, 1st Bank ("1st Bank") located in Wyoming, and First National Bank of Morgan ("Morgan") located in Utah. The trust subsidiaries are Glacier Capital Trust II ("Glacier Trust II"), Glacier Capital Trust III ("Glacier Trust III"), Glacier Capital Trust IV ("Glacier Trust IV"), and Citizens (ID) Statutory Trust I ("Citizens Trust I"). The trust subsidiaries are not consolidated for financial statement purposes.

The Company formed Glacier Trust IV as a financing subsidiary on August 15, 2006. Glacier Trust IV issued 30,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 7.235 percent for the first five years and then converts to a three month LIBOR plus 1.57 percent rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by September 15, 2036. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust IV.

The Company formed Glacier Trust III as a financing subsidiary on January 31, 2006. Glacier Trust III issued 35,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 6.078 percent for the first five years and then converts to a three month LIBOR plus 1.29 percent rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by April 7, 2036. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust III.

In connection with the acquisition of Citizens on April 1, 2005, the Company acquired Citizens Trust I which was formed on June 7, 2004. On June 17, 2004, Citizens Trust I issued 5,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest rate of the three month LIBOR plus 2.65 percent rate adjustable quarterly from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by June 17, 2034. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Citizens Trust I.

The Company formed Glacier Trust II as a financing subsidiary on March 24, 2004. Glacier Trust II issued 45,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 5.788 percent for the first five years and then converts to a three month LIBOR plus 2.75 percent rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by April 7, 2034. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust II.

The Company provides full service brokerage services (selling products such as stocks, bonds, mutual funds, limited partnerships, annuities and other insurance products) through Raymond James Financial Services, a non-affiliated company. The Company shares in the commissions generated, without devoting significant management and staff time to this portion of the business.

Recent and Pending Acquisitions

The Company's strategy has been to profitably grow its business through internal growth and selective acquisitions. We continue to look for profitable expansion opportunities in existing and contiguous markets. On October 1, 2006, Citizens Development Company and its five banking subsidiaries located across Montana was acquired by the Company. On September 1, 2006, Morgan and its one branch office in Mountain Green, Utah was acquired. On October 31, 2005, First State Bank in Thompson Falls, Montana was acquired. On May 20, 2005, Zions National Bank branch office in Bonners Ferry, Idaho was acquired and became a branch of Mountain West. On April 1, 2005, Citizens Bank Holding Co. and its subsidiary bank Citizens Community Bank in Pocatello, Idaho was acquired. Citizens Community Bank operates four branches, two in Pocatello, one in Ammon, and one in Rexburg, Idaho. On February 28, 2005, First National Bank-West Co. and its subsidiary bank 1st Bank in Evanston, Wyoming was acquired. 1st Bank maintains seven branches, its main and a second branch in Evanston, Wyoming, and five additional branches in Afton, Alpine, Kemmerer, Pinedale, and Mountain View, Wyoming.

On January 22, 2007, a definitive agreement to acquire North Side State Bank of Rock Springs, Wyoming, was announced. As of September 30, 2006 North Side had total assets of $121 million and deposits of approximately $100 million. Upon completion of the transaction, which is subject to regulatory approval and other customary conditions of closing, North Side will be merged into 1st Bank, the Company's Evanston, Wyoming subsidiary.

FDIC, FHLB and FRB

The Federal Deposit Insurance Corporation ("FDIC") insures each subsidiary bank's deposit accounts. All subsidiary banks, except Western Bank of Chinook, N.A., are members of the Federal Home Loan Bank ("FHLB") of Seattle, which is one of twelve banks which comprise the Federal Home Loan Bank System. All subsidiaries, with the exception of Mountain West, Citizens, Citizens State Bank, and First Citizens Bank of Billings, are members of the Federal Reserve Bank ("FRB").

Bank Locations at December 31, 2006

The following is a list of the Parent and subsidiary bank main office locations as of December 31, 2006. See "Item 2. Properties."

Glacier Bancorp, Inc.	49 Commons Loop, Kalispell, MT 59901	(406) 756-4200
Mountain West	125 Ironwood Drive, Coeur d'Alene, Idaho 83814	(208) 765-0284
Glacier	202 Main Street, Kalispell, MT 59901	(406) 756-4200
First Security	1704 Dearborn, Missoula, MT 59801	(406) 728-3115
First National Bank of Lewistown	224 West Main, Lewistown, MT 59457	(406) 538-7471
Western Bank of Chinook	327 Indiana Street, Chinook, MT 59523	(406) 357-2244
Western	2929 3rd Avenue North, Billings, MT 59101	(406) 238-8100
1st Bank	1001 Main Street, Evanston, WY 82930	(307) 789-3864
Big Sky	4150 Valley Commons, Bozeman, MT, 59718	(406) 587-2922
Valley	3030 North Montana Avenue, Helena, MT 59601	(406) 495-2400
Whitefish	319 East Second Street, Whitefish, MT 59937	(406) 751-4930
Citizens	280 South Arthur, Pocatello, ID 83204	(208) 232-5373
Morgan	120 North State, Morgan, UT 84050	(801) 829-3402

FINANCIAL INFORMATION ABOUT SEGMENTS

The following abbreviated organizational chart illustrates the various existing parent and subsidiary relationships at December 31, 2006:



Glacier Bancorp, Inc. (Parent Holding Company)
Mountain West Bank (ID Commercial bank)
Glacier Bank (MT Commercial bank)
First Security Bank of Missoula (MT Commercial bank)
Citizens Development Company - 5 Subsidiaries (MT Commercial Bank)
Western Security Bank (MT Commercial bank)
1st Bank (WY Commercial bank)
Big Sky Western Bank (MT Commercial Bank)
Valley Bank of Helena (MT Commercial bank)
Glacier Bank of Whitefish (MT Commercial bank)
Citizens Community Bank (ID Commercial bank)
First National Bank of Morgan (UT Commercial bank)
Glacier Capital Trust II
Glacier Capital Trust III
Glacier Capital Trust IV
Citizens (ID) Statutory Trust I

The five subsidiaries acquired as result of the acquisition of Citizens Development Company ("CDC") during 2006 are one reporting segment for purposes of financial reporting for the year ended December 31, 2006. These subsidiaries include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change for First Security, Western, and Glacier. It is anticipated that during June of 2007, Western Bank of Chinook will merge into First National Bank of Lewistown.

For information regarding the holding company, as separate from the subsidiaries, see "Item 7 - Management's Discussion & Analysis" and Note 16 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data."

The business of the Company's banking subsidiaries (collectively referred to hereafter as "Banks") consists primarily of attracting deposit accounts from the general public and originating commercial, residential, installment and other loans. The Banks' principal sources of revenue are interest on loans, loan origination fees, fees on deposit accounts and interest and dividends on investment securities. The principal sources of expenses are interest on deposits, FHLB advances, repurchase agreements, subordinated debentures, and other borrowings, as well as general and administrative expenses.

Business Segment Results

The Company evaluates segment performance internally based on individual banking subsidiaries, and thus the operating segments are so defined. The following schedule provides selected financial data for the Company's operating segments. Centrally provided services to the Banks are allocated based on estimated usage of those services. The operating segment identified as "Other" includes the Parent company, nonbank units, and eliminations of transactions between segments.

(Dollars in thousands)	Mountain West			Glacier			First Security		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Condensed Income Statements									
Net interest income	$ 36,133	29,607	22,552	29,176	26,508	24,541	29,443	24,839	24,372
Noninterest income	16,442	15,812	12,315	10,020	9,136	8,652	5,236	3,990	3,684
Total revenues	52,575	45,419	34,867	39,196	35,644	33,193	34,679	28,829	28,056
Provision for loan losses	(1,500)	(1,897)	(1,320)	(900)	(1,500)	(1,075)	(600)	(630)	(600)
Core deposit intangible expense	(219)	(214)	(210)	(239)	(252)	(276)	(317)	(202)	(216)
Other noninterest expense	(31,057)	(26,006)	(21,290)	(17,616)	(16,016)	(14,980)	(14,675)	(11,141)	(10,184)
Pretax earnings	19,799	17,302	12,047	20,441	17,876	16,862	19,087	16,856	17,056
Income tax expense	(6,163)	(5,886)	(3,769)	(6,949)	(6,096)	(5,704)	(6,119)	(5,505)	(5,572)
Net income	$ 13,636	11,416	8,278	13,492	11,780	11,158	12,968	11,351	11,484
Average Balance Sheet Data									
Total assets	$ 843,438	706,711	582,923	739,958	678,782	631,213	740,497	641,311	602,407
Total loans	634,745	473,639	347,718	530,354	442,151	366,627	490,591	366,927	317,793
Total deposits	622,937	504,063	394,149	454,510	398,969	365,746	472,679	367,375	347,481
Stockholders' equity	89,651	74,357	63,710	74,096	67,513	62,230	87,685	63,231	53,247
End of Year Balance Sheet Data									
Total assets	918,985	779,538	629,205	756,545	731,468	646,523	747,338	769,094	626,341
Loans, net	701,390	544,429	382,819	568,587	462,761	398,187	488,242	453,814	326,826
Total deposits	693,323	558,280	431,662	457,807	424,739	393,655	480,192	476,253	359,918
Stockholders' equity	98,954	80,008	67,002	76,986	69,257	64,207	90,048	83,447	56,004
Performance Ratios									
Return on average assets	1.62%	1.62%	1.42%	1.82%	1.74%	1.77%	1.75%	1.77%	1.91%
Return on average equity	15.21%	15.35%	12.99%	18.21%	17.45%	17.93%	14.79%	17.95%	21.57%
Efficiency ratio	59.49%	57.73%	61.66%	45.55%	45.64%	45.96%	43.23%	39.35%	37.07%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	10.39%	9.43%	10.20%	11.12%	11.76%	13.22%	13.58%	13.25%	12.47%
Tier II risk-based capital ratio	11.56%	10.63%	11.39%	12.27%	12.95%	14.35%	14.84%	14.50%	13.72%
Leverage capital ratio	8.52%	7.38%	7.16%	9.43%	9.34%	8.90%	10.47%	10.06%	8.27%
Full time equivalent employees	304	268	220	198	189	187	162	166	119
Locations	22	20	16	10	10	11	11	11	9

(Dollars in thousands)	CDC			Western			1st Bank		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Condensed Income Statements									
Net interest income	$ 5,252	-	-	14,095	14,522	15,663	11,525	8,179	-
Noninterest income	898	-	-	5,245	3,966	3,583	2,939	2,340	-
Total revenues	6,150	-	-	19,340	18,488	19,246	14,464	10,519	-
Provision for loan losses	-	-	-	-	-	-	(300)	(251)	-
Core deposit intangible expense	(358)	-	-	(199)	(224)	(279)	(408)	(371)	-
Other noninterest expense	(2,760)	-	-	(10,598)	(9,741)	(9,016)	(8,153)	(5,636)	-
Pretax earnings	3,032	-	-	8,543	8,523	9,951	5,603	4,261	-
Income tax expense	(1,081)	-	-	(1,325)	(2,488)	(3,039)	(2,358)	(1,401)	-
Net income	$ 1,951	-	-	7,218	6,035	6,912	3,245	2,860	-
Average Balance Sheet Data									
Total assets	$ 117,771	-	-	420,498	440,771	453,151	305,340	235,200	-
Total loans	77,823	-	-	241,597	224,213	213,487	133,541	85,723	-
Total deposits	93,037	-	-	260,657	222,765	214,602	237,589	189,723	-
Stockholders' equity	20,662	-	-	50,695	50,054	48,731	42,308	34,932	-
End of Year Balance Sheet Data									
Total assets	461,049	-	-	406,131	431,640	446,502	324,560	304,196	-
Loans, net	296,225	-	-	238,431	231,817	210,181	152,197	111,682	-
Total deposits	362,672	-	-	250,158	269,494	207,711	255,834	244,336	-
Stockholders' equity	81,221	-	-	51,031	49,458	49,095	43,911	41,577	-
Performance Ratios									
Return on average assets	1.66%	-	-	1.72%	1.37%	1.53%	1.06%	1.22%	-
Return on average equity	9.44%	-	-	14.24%	12.06%	14.18%	7.67%	8.19%	-
Efficiency ratio	50.70%	-	-	55.83%	53.90%	48.30%	59.19%	57.11%	-
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	10.88%	-	-	15.12%	14.97%	15.38%	10.24%	11.59%	-
Tier II risk-based capital ratio	12.14%	-	-	16.39%	16.22%	16.63%	11.49%	12.85%	-
Leverage capital ratio	9.01%	-	-	11.55%	10.36%	9.67%	6.50%	6.28%	-
Full time equivalent employees	122	-	-	115	112	110	94	87	-
Locations	10	-	-	7	7	7	7	7	-

(Dollars in thousands)	Big Sky			Valley			Whitefish		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Condensed Income Statements									
Net interest income	$ 12,054	11,540	9,361	9,893	9,444	8,959	6,958	6,527	6,393
Noninterest income	2,781	2,475	2,249	3,938	3,509	2,940	1,654	1,916	1,419
Total revenues	14,835	14,015	11,610	13,831	12,953	11,899	8,612	8,443	7,812
Provision for loan losses	(305)	(965)	(510)	(485)	(375)	(440)	(180)	(300)	(250)
Core deposit intangible expense	(23)	(26)	(33)	(43)	(48)	(60)	-	-	-
Other noninterest expense	(6,561)	(5,509)	(5,190)	(7,649)	(6,787)	(6,020)	(4,003)	(3,428)	(3,280)
Pretax earnings	7,946	7,515	5,877	5,654	5,743	5,379	4,429	4,715	4,282
Income tax (expense) benefit	(2,703)	(2,819)	(2,157)	(1,626)	(1,783)	(1,632)	(1,476)	(1,698)	(1,457)
Net income	$ 5,243	4,696	3,720	4,028	3,960	3,747	2,953	3,017	2,825
Average Balance Sheet Data									
Total assets	$ 274,077	263,479	224,968	261,959	245,486	229,243	182,595	167,704	161,364
Total loans	216,530	195,547	146,579	167,735	135,394	110,228	138,884	115,030	88,614
Total deposits	201,930	164,687	120,900	185,475	160,948	144,351	125,640	90,212	77,681
Stockholders' equity	29,259	23,725	19,287	23,166	21,201	19,188	15,967	14,763	13,129
End of Year Balance Sheet Data									
Total assets	274,888	267,402	241,056	269,442	254,437	241,518	187,704	174,069	169,411
Loans, net	218,482	203,869	161,761	177,507	151,204	119,626	142,480	125,512	102,746
Total deposits	223,605	191,040	132,853	183,233	174,059	146,660	121,100	112,790	98,605
Stockholders' equity	31,282	26,581	20,567	24,247	21,809	20,052	16,918	14,847	13,839
Performance Ratios									
Return on average assets	1.91%	1.78%	1.65%	1.54%	1.61%	1.63%	1.62%	1.80%	1.75%
Return on average equity	17.92%	19.79%	19.29%	17.39%	18.68%	19.53%	18.49%	20.44%	21.52%
Efficiency ratio	44.38%	39.49%	44.99%	55.61%	52.77%	51.10%	46.48%	40.60%	41.99%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	11.50%	10.10%	9.22%	11.21%	11.56%	12.38%	11.50%	10.06%	11.67%
Tier II risk-based capital ratio	12.75%	11.36%	10.48%	12.46%	12.79%	13.62%	12.75%	11.21%	12.91%
Leverage capital ratio	10.76%	9.24%	7.88%	8.14%	8.00%	7.58%	8.97%	8.44%	7.75%
Full time equivalent employees	78	68	59	77	71	65	43	40	40
Locations	5	4	4	6	6	6	2	2	2

(Dollars in thousands)	Citizens			First National Bank of Morgan			Other		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Condensed Income Statements									
Net interest income	$ 8,247	5,013	-	1,090	-	-	(5,578)	(6,172)	(4,448)
Noninterest income	2,161	1,902	-	318	-	-	210	(420)	(277)
Total revenues	10,408	6,915	-	1,408	-	-	(5,368)	(6,592)	(4,725)
Provision for loan losses	(900)	(105)	-	(22)	-	-	-	-	-
Core deposit intangible expense	(164)	(133)	-	(54)	-	-	-	-	-
Other noninterest expense	(5,898)	(4,052)	-	(651)	-	-	(905)	(1,140)	(1,099)
Pretax earnings	3,446	2,625	-	681	-	-	(6,273)	(7,732)	(5,824)
Income tax (expense) benefit	(1,507)	(1,022)	-	(248)	-	-	298	3,387	2,316
Net income	$ 1,939	1,603	-	433	-	-	(5,975)	(4,345)	(3,508)
Average Balance Sheet Data									
Total assets	$ 159,576	102,341	-	31,734	-	-	(62,355)	(30,122)	11,847
Total loans	130,232	78,831	-	15,028	-	-	(4,535)	(3,414)	(346)
Total deposits	120,464	80,939	-	24,729	-	-	(20,017)	(19,747)	(21,615)
Stockholders' equity	24,420	16,977	-	6,873	-	-	(82,687)	(69,429)	(26,154)
End of Year Balance Sheet Data									
Total assets	172,517	144,161	-	95,991	-	-	(147,411)	(149,661)	10,181
Loans, net	137,779	113,222	-	45,302	-	-	(1,098)	(1,123)	(341)
Total deposits	128,317	110,023	-	75,348	-	-	(24,056)	(26,302)	(41,356)
Stockholders' equity	25,549	23,029	-	20,308	-	-	(104,312)	(76,774)	(20,582)
Performance Ratios									
Return on average assets	1.22%	1.57%	-	1.36%	-	-			
Return on average equity	7.94%	9.44%	-	6.30%	-	-			
Efficiency ratio	58.24%	60.52%	-	50.07%	-	-			
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	10.53%	10.35%	-	15.63%	-	-			
Tier II risk-based capital ratio	11.78%	11.60%	-	16.88%	-	-			
Leverage capital ratio	9.81%	9.51%	-	10.29%	-	-			
Full time equivalent employees	55	51	-	23	-	-	85	73	57
Locations	4	4	-	2	-	-			

(Dollars in thousands)	Consolidation		
	2006	2005	2004
Condensed Income Statements			
Net interest income	$ 158,288	130,007	107,393
Noninterest income	51,842	44,626	34,565
Total revenues	210,130	174,633	141,958
Provision for loan losses	(5,192)	(6,023)	(4,195)
Core deposit intangible expense	(2,024)	(1,470)	(1,074)
Other noninterest expense	(110,526)	(89,456)	(71,059)
Pretax earnings	92,388	77,684	65,630
Income tax (expense) benefit	(31,257)	(25,311)	(21,014)
Net income	$ 61,131	52,373	44,616
Average Balance Sheet Data			
Total assets	$ 4,015,088	3,451,663	2,897,116
Total loans	2,772,525	2,114,041	1,590,700
Total deposits	2,779,630	2,159,934	1,643,295
Stockholders' equity	382,095	297,324	253,368
End of Year Balance Sheet Data			
Total assets	4,467,739	3,706,344	3,010,737
Loans, net	3,165,524	2,397,187	1,701,805
Total deposits	3,207,533	2,534,712	1,729,708
Stockholders' equity	456,143	333,239	270,184
Performance Ratios			
Return on average assets	1.52%	1.52%	1.54%
Return on average equity	16.00%	17.62%	17.61%
Efficiency ratio	53.56%	52.07%	50.81%
Regulatory Capital Ratios & Other			
Tier I risk-based capital ratio	12.10%	12.00%	15.06%
Tier II risk-based capital ratio	13.35%	13.26%	16.31%
Leverage capital ratio	9.77%	9.17%	10.16%
Full time equivalent employees	1,356	1,125	857
Locations	86	71	55

Internet Access

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website (www.glacierbancorp.com) as soon as reasonably practicable after the Company has filed the material with, or furnished it to, the Securities and Exchange Commission.

Market Area

The Company has 86 locations in thirty counties within five states including Montana, Idaho, Wyoming, Utah, and Washington. The Company has fifty-one offices that serve northwest and west central Montana. In Idaho, there are twenty-one locations serving southeast, northern and south central Idaho. In Wyoming, there are seven locations concentrated in southwest Wyoming. In Utah there are four locations. In Washington, there are three locations.

The market area's economic base primarily focuses on tourism, construction, manufacturing, service industry, and health care. The tourism industry is highly influenced by two national parks, several ski resorts, large lakes, and rural scenic areas. Construction results from the high population growth that has occurred in the market areas, in particular Idaho and western Montana.

Competition
Based on the FDIC summary of deposits survey as of June 30, 2006, the Company has approximately 23 percent of the total FDIC insured deposits in the thirteen counties that it services in Montana. In Idaho, the Company has approximately 5 percent of the deposits in the nine counties that it services. In Wyoming, 1st Bank has 36 percent of the deposits in the three counties it services. In Utah, the Company has 13 percent of the deposits in the three counties it services. In Washington, Mountain West has 61 percent of the deposits in Pend Oreille County.

There are a large number of depository institutions including savings banks, commercial banks, and credit unions in the counties in which the Company has offices. The Banks, like other depository institutions, are operating in a rapidly changing environment. Non-depository financial service institutions, primarily in the securities and insurance industries, have become competitors for retail savings and investment funds. Mortgage banking/brokerage firms are actively competing for residential mortgage business. In addition to offering competitive interest rates, the principal methods used by banking institutions to attract deposits include the offering of a variety of services including on-line banking and convenient office locations and business hours. The primary factors in competing for loans are interest rates and rate adjustment provisions, loan maturities, loan fees, and the quality of service to borrowers and brokers.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

Average Balance Sheet

The following three-year schedule provides (i) the total dollar amount of interest and dividend income of the Company for earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest and dividend income; (iv) interest rate spread; and (v) net interest margin.

AVERAGE BALANCE SHEET (Dollars in Thousands)	For the year ended 12-31-06			For the year ended 12-31-05			For the year ended 12-31-04		
ASSETS	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Residential First Mortgage	$ 702,530	52,219	7.43%	$ 508,105	34,506	6.79%	$ 346,575	22,942	6.62%
Commercial Loans	1,550,481	119,215	7.69%	1,188,925	81,359	6.84%	924,798	57,312	6.20%
Consumer and Other Loans	519,514	40,284	7.75%	417,011	28,696	6.88%	319,327	20,331	6.37%
Total Loans	2,772,525	211,718	7.64%	2,114,041	144,561	6.84%	1,590,700	100,585	6.32%
Tax-exempt Investment Securities (1)	282,883	13,901	4.91%	283,031	13,867	4.90%	281,743	13,917	4.94%
Taxable Investment Securities	652,176	27,707	4.25%	806,143	31,557	3.91%	844,051	32,783	3.88%
Total Earning Assets	3,707,584	253,326	6.83%	3,203,215	189,985	5.93%	2,716,494	147,285	5.42%
Goodwill and Intangibles	102,789			73,640			42,597		
Non-Earning Assets	204,715			174,808			138,025		
TOTAL ASSETS	$ 4,015,088			$ 3,451,663			$ 2,897,116		
LIABILITIES									
NOW Accounts	$ 389,042	2,976	0.77%	$ 317,334	889	0.28%	$ 259,279	474	0.18%
Savings Accounts	243,333	2,336	0.96%	209,004	1,130	0.54%	159,237	471	0.30%
Money Market Demand Accounts	584,467	18,043	3.09%	483,423	7,552	1.56%	402,157	3,776	0.94%
Certificate Accounts	860,092	34,792	4.05%	567,818	16,134	2.84%	422,342	9,333	2.21%
Advances from FHLB	487,112	20,460	4.20%	673,904	21,489	3.19%	791,245	18,540	2.34%
Securities Sold Under agreements to Reprchase and Other Borrowed Funds	329,787	16,431	4.98%	287,991	12,784	4.44%	181,461	7,298	4.02%
Total Interest Bearing Liabilities	2,893,833	95,038	3.28%	2,539,474	59,978	2.36%	2,215,721	39,892	1.80%
Non-interest Bearing Deposits	702,696			582,355			400,280		
Other Liabilities	36,464			32,510			27,747		
Total Liabilities	3,632,993			3,154,339			2,643,748		
STOCKHOLDERS' EQUITY									
Common Stock	497			469			458		
Paid-In Capital	291,015			239,907			224,833		
Retained Earnings	90,624			53,062			22,804		
Accumulated Other Comprehensive (Loss) Income	(41)			3,886			5,273		
Total Stockholders' Equity	382,095			297,324			253,368		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,015,088			$ 3,451,663			$ 2,897,116		
Net Interest Income		$ 158,288			$ 130,007			$ 107,393	
Net Interest Spread			3.55%			3.57%			3.62%
Net Interest Margin (Tax Equivalent)			4.35%			4.20%			4.15%
Return on Average Assets (2)			1.52%			1.52%			1.54%
Return on Average Equity (3)			16.00%			17.62%			17.61%

(1) Without tax effect on non-taxable securities income
(2) Net income divided by average total assets
(3) Net income divided by average equity

Rate/Volume Analysis

Net interest income can be evaluated from the perspective of relative dollars of change in each period. Interest income and interest expense, which are the components of net interest income, are shown in the following table on the basis of the amount of any increases (or decreases) attributable to changes in the dollar levels of the Company's interest-earning assets and interest-bearing liabilities ("Volume") and the yields earned and rates paid on such assets and liabilities ("Rate"). The change in interest income and interest expense attributable to changes in both volume and rates has been allocated proportionately to the change due to volume and the change due to rate.

(dollars in thousands)	Years Ended December 31, 2006 vs. 2005			Years Ended December 31, 2005 vs. 2004		
	Increase (Decrease) due to:			Increase (Decrease) due to:		
Interest Income	Volume	Rate	Net	Volume	Rate	Net
Real Estate Loans	$ 13,203	$ 4,510	$ 17,713	$ 10,693	$ 871	$ 11,564
Commercial Loans	24,742	13,114	37,856	16,369	7,678	24,047
Consumer and Other Loans	7,054	4,534	11,588	6,219	2,146	8,365
Investment Securities	(6,428)	2,612	(3,816)	(1,519)	243	(1,276)
Total Interest Income	38,571	24,770	63,341	31,762	10,938	42,700
Interest Expense						
NOW Accounts	201	1,886	2,087	106	308	414
Savings Accounts	186	1,019	1,205	147	512	659
Money Market Accounts	1,578	8,912	10,490	763	3,013	3,776
Certificate Accounts	8,305	10,355	18,660	3,215	3,587	6,802
FHLB Advances	(5,956)	4,927	(1,029)	(2,749)	5,698	2,949
Other Borrowings and Repurchase Agreements	1,854	1,793	3,647	4,284	1,202	5,486
Total Interest Expense	6,168	28,892	35,060	5,766	14,320	20,086
Net Interest Income	$ 32,403	$ (4,122)	$ 28,281	$ 25,996	$ (3,382)	$ 22,614

Net interest income increased $28 million in 2006 over 2005. The increase was primarily due to increases in loan volumes and loan rates which combined outpaced the increase in deposit and borrowing rates. For additional information see "Item 7 - Management's Discussion and Analysis".

INVESTMENT ACTIVITIES

It has generally been the Company's policy to maintain a liquid portfolio only slightly above policy limits because higher yields can generally be obtained from loan originations than from short-term deposits and investment securities.

Liquidity levels may be increased or decreased depending upon yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future.

The Company's investment securities are generally classified as available for sale and are carried at estimated fair value with unrealized gains or losses, net of tax, reflected as an adjustment to stockholders' equity.

The Company uses the federal statutory rate of 35 percent in calculating its tax equivalent yield. Approximately $294 million of the investment portfolio is comprised of tax exempt investments which is a decrease of $2 million from the prior year.

For information about the Company's equity investment in the stock of the FHLB of Seattle, see "Sources of Funds – Advances and Other Borrowings".

For additional information, see "Item 7 - Management's Discussion & Analysis" and Note 3 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

LENDING ACTIVITY

General

The Banks focus their lending activity primarily on several types of loans: 1) first-mortgage, conventional loans secured by residential properties, particularly single-family, 2) installment lending for consumer purposes (e.g., auto, home equity, etc.), and 3) commercial lending that concentrates on targeted businesses. "Item 7 - Management's Discussion & Analysis" and Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" contain more information about the loan portfolio.

Loan Portfolio Composition

The following table summarizes the Company's loan portfolio:

(dollars in thousands) TYPE OF LOAN	At 12/31/06		At 12/31/05		At 12/31/04		At 12/31/03		At 12/31/02	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
Residential first mortgage	$758,921	23.97%	$589,260	24.58%	$382,750	22.49%	$305,372	21.35%	$315,043	24.22%
Held for sale	$35,135	1.11%	$22,540	0.94%	$14,476	0.85%	$16,973	1.19%	$51,987	4.00%
Total	$794,056	25.08%	$611,800	25.52%	$397,226	23.34%	$322,345	22.54%	$367,030	28.22%
Commercial Loans:										
Real estate	$954,290	30.15%	$781,181	32.59%	$526,455	30.94%	$483,684	33.82%	$397,803	30.58%
Other commercial	$902,994	28.53%	$579,515	24.17%	$466,582	27.42%	$359,030	25.10%	$276,675	21.27%
Total	$1,857,284	58.68%	$1,360,696	56.76%	$993,037	58.36%	$842,714	58.92%	$674,478	51.85%
Consumer and Other Loans:										
Consumer	$218,640	6.91%	$175,503	7.32%	$95,663	5.62%	$95,739	6.69%	$112,893	8.68%
Home equity	$356,477	11.26%	$295,992	12.35%	$248,684	14.61%	$199,693	13.96%	$174,033	13.38%
Total	$575,117	18.17%	$471,495	19.67%	$344,347	20.23%	$295,432	20.65%	$286,926	22.06%
Net deferred loan fees, premiums and discounts	($11,674)	-0.37%	($8,149)	-0.34%	($6,313)	-0.37%	($6,136)	-0.43%	($6,837)	-0.52%
Allowance for loan and lease losses	($49,259)	-1.56%	($38,655)	-1.61%	($26,492)	-1.56%	($23,990)	-1.68%	($20,944)	-1.61%
Loans Receivable, Net	$3,165,524	100.00%	$2,397,187	100.00%	$1,701,805	100.00%	$1,430,365	100.00%	$1,300,653	100.00%

Loan Portfolio Maturities or Repricing Term

The stated maturities or first repricing term (if applicable) for the loan portfolio at December 31, 2006 was as follows:

(dollars in thousands)		Real Estate	Commercial	Consumer	Totals
Variable Rate Maturing or Repricing in:					
One year or less	$	289,936	679,881	178,196	1,148,013
One to five years		104,229	457,798	51,107	613,134
Thereafter		9,069	91,005	6,702	106,776
Fixed Rate Maturing or Repricing in:					
One year or less		152,024	258,999	83,425	494,448
One to five years		182,275	298,248	207,818	688,341
Thereafter		56,523	71,353	47,869	175,745
Totals	$	794,056	1,857,284	575,117	3,226,457

Real Estate Lending

The Banks' lending activities consist of the origination of both construction and permanent loans on residential and commercial real estate. The Banks actively solicit real estate loan applications from real estate brokers, contractors, existing customers, customer referrals, and walk-ins to their offices. The Banks' lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 80 percent of the lesser of the appraised value or purchase price or above 80 percent of the loan if insured by a private mortgage insurance company. The Banks also provide interim construction financing for single-family dwellings. These loans are generally supported by a term take out commitment. The Banks also make lot acquisition loans to borrowers who intend to construct their primary residence on the respective lot. These loans are generally for a term of three to five years and are secured by the developed lot.

Land Acquisition and Development Loans
Where real estate market conditions warrant, the Banks make land acquisition and development loans on properties intended for residential and commercial use. These loans are generally made for a term of 18 months to two years and secured by the developed property with a loan-to-value not to exceed 75 percent of cost or 80 percent of market value. The loans are made to borrowers with real estate development experience and appropriate financial strength. Generally it is required a certain percentage of the development be pre-sold or that construction and term take out commitments are in place prior to funding the loan.

Residential Builder Guidance Lines
For borrowers located in strong real estate markets, the Banks provide Builder Guidance Lines that are comprised of pre-sold and spec-home construction and lot acquisition loans. The spec-home construction and lot acquisition loans are limited to a set number and maximum amount. Generally the individual loans will not exceed a one year maturity. The homes under construction are inspected on a regular basis and advances made on a percentage of completion basis.

Portfolio Concentration
The combined total of lot acquisition loans to borrowers who intend to construct primary residence on the lot, land acquisition and development loans, and residential builder lines is approximately $789 million, or 24.5 percent of total loans at December 31, 2006. The December 31, 2005 total, including loans in the banks acquired in 2006, was approximately $545 million or 19.7 percent of total loans. Increases incurred in each subsidiary with the largest amounts outstanding centered in the high growth areas of Western Montana, and Couer d'Alene, Sandpoint, Boise, and Southeastern Idaho. The geographic dispersion, in addition to the normal credit standards described in the above paragraphs further mitigates the risk of loss in this portfolio.

Commercial Real Estate Loans
Loans are made to purchase, construct and finance commercial real estate properties. These loans are generally made to borrowers who own and will occupy the property. Loans to finance investment or income properties are made, but require additional equity and a higher debt service coverage margin commensurate with the specific property and projected income.

Consumer Lending
The majority of consumer loans are secured by real estate, automobiles, or other assets. The Banks intend to continue making such loans because of their short-term nature, generally between three months and five years. Moreover, interest rates on consumer loans are generally higher than on mortgage loans. The Banks also originate second mortgage and home equity loans, especially to its existing customers in instances where the first and second mortgage loans are less than 80 percent of the current appraised value of the property.

Credit Risk Management
The Company's credit risk management includes stringent credit policies, individual loan approval limits and committee approval of larger loan requests. Management practices also includes regular internal and external credit examinations, management review of loans experiencing deterioration of credit quality, quarterly monitoring of all spec home loans, semi-annual review of loans by industry and periodic interest rate shock testing.

Loan Approval Limits
Individual loan approval limits have been established for each lender based on the loan types and experience of the individual. Each subsidiary bank has an Officer Loan Committee consisting of senior lenders and members of senior management. The Officer Loan Committee for each bank has approval authority up to its respective Bank's Board of Directors loan approval authority. The Banks' Board of Directors approval authority is $750,000 at Morgan, $1,000,000 at 1st Bank and First National Bank of Lewistown, $2,000,000 at Big Sky, Citizens, and Valley and $3,500,000 at First Security, Glacier, Whitefish, Mountain West and Western Security. Loans over these limits up to $10,000,000 are subject to approval by the Executive Loan Committee consisting of the bank's senior loan officers and the Company's Credit Administrator. Loans greater than $10,000,000 are subject to approval by the Company's Board of Directors. Under banking laws, loans to one borrower and related entities are limited to a set percentage of the unimpaired capital and surplus of the bank.

Loan Purchases and Sales

Fixed-rate, long-term mortgage loans are generally sold in the secondary market. The Banks are active in the secondary market, primarily through the origination of conventional, FHA and VA residential mortgages. The sale of loans in the secondary mortgage market reduces the Banks' risk of holding long-term, fixed-rate loans during periods of rising rates. The sale of loans also allows the Banks to make loans during periods when funds are not otherwise available for lending purposes. In connection with conventional loan sales, the Banks typically sell a majority of mortgage loans originated, retaining servicing only on loans sold to investors. The Banks have also been very active in generating commercial SBA loans, and other commercial loans, with a portion of those loans sold to investors. As of December 31, 2006, loans serviced for others aggregated approximately $178 million.

Loan Origination and Other Fees

In addition to interest earned on loans, the Banks receive loan origination fees for originating loans. Loan fees generally are a percentage of the principal amount of the loan and are charged to the borrower, and are normally deducted from the proceeds of the loan. Loan origination fees are generally 1.0 percent to 1.5 percent on residential mortgages and .5 percent to 1.5 percent on commercial loans. Consumer loans require a flat fee as well as a minimum interest amount. The Banks also receive other fees and charges relating to existing loans, which include charges and fees collected in connection with loan modifications and tax service.

Non-Performing Loans and Asset Classification

Loans are reviewed on a regular basis and are placed on a non-accrual status when the collection of the contractual principal or interest is unlikely. The Banks typically place loans on non-accrual when principal or interest is due and has remained unpaid for 90 days or more unless the loan is well secured by collateral having realizable value sufficient to discharge the debt in full. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate repayment of the loan. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The following table sets forth information regarding the Banks' non-performing assets at the dates indicated:

NON-PERFORMING ASSETS (dollars in thousands)	At 12/31/06	At 12/31/05	At 12/31/04	At 12/31/03	At 12/31/02
Non-accrual loans:					
Mortgage loans	$1,806	$726	$847	$1,129	$2,476
Commercial loans	3,721	4,045	4,792	8,246	5,157
Consumer loans	538	481	311	687	409
Total	6,065	5,252	5,950	10,062	8,042
Accruing Loans 90 days or more overdue:					
Mortgage loans	554	1,659	179	379	846
Commercial loans	638	2,199	1,067	1,798	968
Consumer loans	153	647	396	242	184
Total	1,345	4,505	1,642	2,419	1,998
Real estate and other assets owned	1,484	332	2,016	587	1,542
Total non-performing loans and real estate and other assets owned	8,894	10,089	9,608	13,068	11,582
As a percentage of total assets	0.19%	0.26%	0.32%	0.48%	0.51%
Interest Income (1)	$462	$359	$372	$665	$596

(1) Amount of interest that would have been recorded on loans accounted for on a non-performing basis as of the end of each period if such loans had been current for the entire period.

Non-performing assets as a percentage of total assets at December 31, 2006 were .19 percent versus .26 percent at the same time last year, which compares favorably to the Federal Reserve Bank Peer Group average of .44 percent at September 30, 2006, the most recent information available. The allowance for loan and lease losses was 554 percent of non-performing assets at December 31, 2006, up from 383 percent a year ago.

With the continuing change in loan mix from residential real estate to commercial and consumer loans, which historically have greater credit risk, the Company has increased the balance in the allowance for loan and lease losses account. The allowance balance has increased $10,604,000, or 27 percent, to $49,259,000, which is 1.53 percent of total loans outstanding, down from 1.59 percent of loans at December 31, 2005. Of the $10,604,000 increase, $6,091,000 is the result of acquisitions.

Allowance for Loan and Lease Losses

The Allowance for Loan and Lease Losses ("ALLL") is maintained at a level that allows for the absorption of loan losses inherent within the bank's loan portfolios. The Company is committed to the early recognition of problem loans and to a strong conservative allowance.

Determining the adequacy of the ALLL involves a high degree of judgment and is inevitably imprecise. Accordingly, the ALLL is maintained within a range based upon a best estimate. The adequacy of the ALLL is based on management's current judgment about the credit quality of the loan portfolio and considers all known relevant internal and external factors that affect loan losses. An evaluation of the adequacy of the ALLL is conducted on a quarterly basis. The evaluation is documented and approved by the subsidiary Banks' Boards of Directors and reviewed by the Company's Board of Directors.

The primary responsibility for credit risk assessment and identification of problem loans rests with the loan officer of the account. This continuous process, utilizing each of the Bank's credit risk rating process, is necessary to support management's evaluation of adequacy of the ALLL. An independent loan review function verifying loan risk ratings independently evaluates the loan officer and management's evaluation about the credit quality of the loan portfolio. The loan review function also assesses the evaluation process and provides an independent analysis of the adequacy of the ALLL.

The ALLL methodology is designed to reasonably estimate the probable loan and lease loss within the Bank's loan portfolios. The methodology is based upon a process of estimating general, specific, and other allowance allocations.

- General allocations are estimated by applying loan loss rates to groups of loans as defined by Statement of Financial Accounting Standards ("SFAS") Number ("No.") 5, *Accounting for Contingencies.*
- Specific allocations are estimated for loans that are impaired or have been selected for individual review as defined by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*--an amendment of SFAS No. 5 and 15.
- Allocations that include other factors that warrant an increase or decrease in the ALLL balance.

At a minimum, the process includes the following elements:

- Is well documented with clear explanations of the supporting analyses
- Includes an analysis of the loan portfolio whether on an individual or group basis
- Considers all known relevant internal and external factors that may affect loan losses
- Applies procedures consistently but, when appropriate, is modified for new factors
- Ensures the ALLL balance is recorded in accordance with accounting principles generally accepted in the United States of America.

The Banks' charge-off policy is consistent with bank regulatory standards. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid principal balance or estimated fair value, not to exceed estimated net realizable value. Any write-down at the time of recording real estate owned is charged to the allowance for loan and lease losses. Any subsequent write-downs are charged to current expense.

Loan Loss Experience

(Dollars in Thousands)	Years ended December 31,				
	2006	2005	2004	2003	2002
Balance at beginning of period	$ 38,655	26,492	23,990	20,944	18,654
Charge-offs:					
Residential real estate	(14)	(115)	(419)	(416)	(887)
Commercial loans	(1,187)	(744)	(1,150)	(912)	(2,522)
Consumer loans	(448)	(539)	(776)	(1,078)	(1,328)
Total charge offs	$ (1,649)	(1,398)	(2,345)	(2,406)	(4,737)
Recoveries:					
Residential real estate	341	82	171	126	276
Commercial loans	331	414	120	274	326
Consumer loans	298	415	361	284	680
Total recoveries	$ 970	911	652	684	1,282
Charge-offs, net of recoveries	(679)	(487)	(1,693)	(1,722)	(3,455)
Acquisitions (1)	6,091	6,627	--	959	--
Provision for loan losses	5,192	6,023	4,195	3,809	5,745
Balance at end of period	$ 49,259	38,655	26,492	23,990	20,944
Ratio of net charge-offs to average loans outstanding during the period	0.02%	0.02%	0.10%	0.12%	0.26%

(1) Acquisition of CDC and Morgan in 2006, First State Bank, Citizens and 1st Bank in 2005, and Pend Oreille Bank in 2003.

Allocation of the Allowance for Loan and Lease Losses

	2006		2005		2004		2003		2002	
(dollars in thousands)	Allowance	Percent of loans in category	Allowance	Percent of loans in category	Allowance	Percent of loans in category	Allowance	Percent of loans in category	Allowance	Percent of loans in category
Residential first mortgage and loans held for sale	$ 5,421	24.6%	4,318	25.0%	2,693	22.9%	2,147	21.8%	2,334	27.4%
Commercial real estate	16,741	29.6%	14,370	32.0%	9,222	30.3%	7,464	33.2%	7,088	30.1%
Other commercial	18,361	28.0%	12,566	23.7%	9,836	26.9%	9,951	24.7%	7,670	20.9%
Consumer	8,736	17.8%	7,401	19.3%	4,741	19.9%	4,428	20.3%	3,852	21.6%
Totals	$ 49,259	100.0%	38,655	100.0%	26,492	100.0%	23,990	100.0%	20,944	100.0%

SOURCES OF FUNDS

General

Deposits are the most important source of the Banks' funds for lending and other business purposes. In addition, the Banks derive funds from loan repayments, advances from the FHLB of Seattle, repurchase agreements, treasury term borrowings, and loan sales. Loan repayments are a relatively stable source of funds, while interest bearing deposit inflows and outflows are significantly influenced by general interest rate levels and money market conditions. Borrowings and advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. They also may be used on a long-term basis to support expanded activities and to match maturities of longer-term assets. Deposits obtained through the Banks have traditionally been the principal source of funds for use in lending and other business purposes. Currently, the Banks have a number of different deposit programs designed to attract both short-term and long-term deposits from the general public by providing a wide selection of accounts and rates. These programs include regular statement savings, interest-bearing checking, money market deposit accounts, fixed rate certificates of deposit with maturities ranging form three months to five years, negotiated-rate jumbo certificates, non-interest demand accounts, and individual retirement accounts.

"Item 7 - Management's Discussion and Analysis" contains information relating to changes in the overall deposit portfolio.

Deposits are obtained primarily from individual and business residents of the Banks' market area. The Banks issue negotiated-rate certificate accounts with balances of $100,000, or more, and have paid a limited amount of fees to brokers to obtain deposits. The following table illustrates the amounts outstanding for deposits greater than $100,000, according to the time remaining to maturity. Included in the seven to twelve month and the over twelve month maturity is $172,000,000 and $1,015,000 of brokered CD's, respectively.

(dollars in thousands)	Certificate Accounts	Demand Deposits	Totals
Within three months............................ $	115,206	1,185,608	1,300,814
Three months to six months..............	63,117	--	63,117
Seven months to twelve months.....	245,489	--	245,489
Over twelve months.........................	39,609	--	39,609
Totals $	463,421	1,185,608	1,649,029

For additional information, see "Item 7 - Management's Discussion & Analysis" and Note 7 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

In addition to funds obtained in the ordinary course of business, the Company formed Glacier Trust II, Glacier Trust III, and Glacier Trust IV as financing subsidiaries and obtained Citizens Trust I in connection with the acquisition of Citizens on April 1, 2005. Glacier Trust IV issued 30,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 7.235 percent for the first five years and then converts to a three month LIBOR plus 1.57 percent adjustable quarterly rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by September 15, 2036. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust IV. The proceeds were used to fund a portion of the acquisitions of CDC and Morgan and for general corporate purposes.

Glacier Trust III issued 35,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 6.078 percent for the first five years and then converts to a three month LIBOR plus 1.29 percent adjustable quarterly rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by April 7, 2036. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust III. The proceeds were used to fund the redemption of previously issued subordinated debentures in the amount of $35,000,000.

Citizens Trust I issued 5,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest rate of three month LIBOR plus 2.65 percent rate adjustable quarterly from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by June 17, 2034. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Citizens Trust I.

Glacier Trust II issued 45,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 5.788 percent for the first five years and then converts to a three month LIBOR plus 2.75 percent adjustable quarterly rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by April 7, 2034. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust II. The proceeds were used for general corporate purposes.

For additional information regarding the subordinated debentures, see Note 10 to the Consolidated Financial Statements "Item 8 – Financial Statements and Supplementary Data".

Advances and Other Borrowings

As a member of the FHLB of Seattle, the Banks may borrow from the FHLB on the security of stock which it is required to own in that bank and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States), provided certain standards related to credit-worthiness have been met. Advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's capital or on the FHLB's assessment of the institution's credit-worthiness. FHLB advances have been used from time to time to meet seasonal and other withdrawals of savings accounts and to expand lending by matching a portion of the estimated amortization and prepayments of retained fixed rate mortgages. All subsidiary banks, except Western Bank of Chinook, N.A., are members of the FHLB.

From time to time, primarily as a short-term financing arrangement for investment or liquidity purposes, the Banks have made use of repurchase agreements. This process involves the "selling" of one or more of the securities in the Banks' portfolio and by entering into an agreement to "repurchase" that same security at an agreed upon later date. A rate of interest is paid for the subject period of time. In addition, although the Banks have offered retail repurchase agreements to its retail customers, the Government Securities Act of 1986 imposed confirmation and other requirements which generally made it impractical for financial institutions to offer such investments on a broad basis. Through policies adopted by each of the Banks' Board of Directors, the Banks enter into repurchase agreements with local municipalities, and certain customers, and have adopted procedures designed to ensure proper transfer of title and safekeeping of the underlying securities.

The following chart illustrates the average balances and the maximum outstanding month-end balances for FHLB advances and repurchase agreements:

(dollars in thousands)		For the year ended December 31,		
		2006	2005	2004
FHLB Advances				
Amount outstanding at end of period	$	307,522	402,191	818,933
Average balance	$	487,112	673,904	791,245
Maximum outstanding at any month-end	$	655,492	804,047	862,136
Weighted average interest rate		4.20%	3.19%	2.34%
Repurchase Agreements:				
Amount outstanding at end of period	$	170,216	129,530	76,158
Average balance	$	153,314	103,522	69,480
Maximum outstanding at any month-end	$	164,338	132,534	80,265
Weighted average interest rate		4.32%	2.85%	1.25%

The Banks also participate in a U.S. Treasury auction program whereby the Banks are able to bid on the funds. The term of the borrowings is typically less than 35 days. The following lists the outstanding treasury term borrowings:

		December 31,		
(dollars in thousands)		2006	2005	2004
Outstanding balance	$	162,000	179,000	--
Weighted rate		5.18%	4.29%	--
Maturity date		Jan. 3, 2007	Jan. 3, 2006	--

For additional information concerning the Company's advances and repurchase agreements, see Notes 8 and 9 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

EMPLOYEES

As of December 31, 2006, the Company employed 1,470 persons, 1,236 of who were full time, none of whom were represented by a collective bargaining group. . The Company provides its employees with a comprehensive benefit program, including medical insurance, dental plan, life and accident insurance, long-term disability coverage, sick leave, profit sharing plan and employee stock options. The Company considers its employee relations to be excellent. See Note 13 in the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for detailed information regarding profit sharing plan costs and eligibility.

SUPERVISION AND REGULATION

Introduction

The following discussion describes elements of the extensive regulatory framework applicable to the Company and the Company's subsidiary banks. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth of this regulatory framework, our costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to the Company, including interpretation or implementation thereof, could have a material effect on the Company's business or operations.

Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended ("BHCA"), due to its ownership of the subsidiary banks listed below (the "Subsidiary Banks"). Glacier Bank, Glacier Bank of Whitefish, Valley Bank of Helena, First Security Bank of Missoula, Big Sky Western Bank, and Western Security Bank are Montana state-chartered banks and are members of the Federal Reserve System; Mountain West Bank and Citizens Community Bank are Idaho state-chartered non-Federal Reserve member FDIC insured banks; 1st Bank is a Wyoming state-chartered bank and is a member of the Federal Reserve System; Western Bank of Chinook, N.A., First National Bank of Morgan and First National Bank of Lewistown are national banks. As discussed elsewhere, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A., were merged into First Security Bank of Missoula, Western Security Bank and Glacier, respectively. It is anticipated that during June of 2007, Western Bank of Chinook will merge into First National Bank of Lewistown.

As a bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports with and provide additional information to the Federal Reserve. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5 percent of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5 percent of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by federal statute, agency regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Subsidiary Banks for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its Subsidiary Banks may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to its Subsidiary Banks. This means that the Company is required to commit, as necessary, resources to support the Subsidiary Banks. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Montana corporation, the Company is subject to certain limitations and restrictions under applicable Montana corporate law. For example, state law restrictions in Montana include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

The Subsidiaries

General. Glacier Bank, Glacier Bank of Whitefish, Valley Bank of Helena, First Security Bank of Missoula, Big Sky Western Bank, and Western Security Bank are subject to regulation and supervision by the Montana Department of Commerce's Banking and Financial Institutions Division and the Federal Reserve as a result of their membership in the Federal Reserve System.

Mountain West Bank and Citizens Community Bank are subject to regulation by the Idaho Department of Finance and by the FDIC as state non-member commercial banks. In addition, Mountain West's Utah and Washington branches are primarily regulated by the Utah Department of Financial Institutions and the Washington Department of Financial Institutions, respectively. 1st Bank is a member of the Federal Reserve System and is subject to regulation and supervision by the FRB and also the Wyoming Division of Banking as a Wyoming state chartered commercial bank.

As national banking associations with home offices in Montana, First National Bank of Lewistown and Western Bank of Chinook, N.A. are subject to regulation by the Office of the Comptroller of the Currency ("OCC") and, to a certain extent, the Montana Department of Commerce's Banking and Financial Institutions Division. As a national banking association with a home office in Utah, First National Bank of Morgan is subject to regulation by the OCC and, to a certain extent, the Utah Department of Financial Institutions.

The federal laws that apply to the Subsidiary Banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, and the nature, amount of, and collateral for loans. Federal laws also regulate community reinvestment and insider credit transactions and impose safety and soundness standards.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, federal bank regulators must evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those banks. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders, and their related interests. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent, as those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Generally, bank holding companies may purchase banks in any state and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal bank regulations prohibit banks from using their interstate branches primarily for deposit production and federal bank regulatory agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

With regard to interstate bank mergers, Montana "opted-out" of the Interstate Act. Subject to certain conditions, an in-state bank that has been in existence for at least 5 years may merge with an out-of-state bank. Banks, bank holding companies, and their respective subsidiaries cannot acquire control of a bank located in Montana if, after the acquisition, the acquiring institution, together with its affiliates, would directly or indirectly control more than 22 percent of the total deposits of insured depository institutions and credit unions located in Montana. Montana law does not authorize the establishment of a branch bank in Montana by an out-of-state bank.

Idaho has enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions subject to certain "aging" requirements. Branches may not be acquired or opened separately in Idaho by an out-of-state bank, but once an out-of-state bank has acquired a bank within Idaho, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Idaho.

Utah and Washington have each enacted "opting in" legislation similar in certain respects to that enacted by Idaho, allowing banks to engage in interstate merger transactions subject to certain aging requirements. Under Utah law, an out-of-state bank may acquire a bank branch located in Utah, but it may not establish a de novo branch in Utah if its home state does not have reciprocal laws on de novo branching. Under Washington law, an out-of-state bank may, subject to the Director's approval, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions

Under Wyoming law, banks located in Wyoming may be acquired by out-of-state banks so long as (i) with certain exceptions, the resulting bank and its affiliates would not control 30 percent or more of the total deposits held by all insured depository institutions in Wyoming; and (ii) the in-state bank has been in existence for at least three years. Branches may not be acquired or opened separately in Wyoming by an out-of-state bank, but once an out-of-state bank has acquired a bank within Wyoming, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Wyoming.

Deposit Insurance

In February 2006, the President signed federal deposit insurance reform legislation. The legislation (i) required the FDIC to merge the Bank Insurance Fund and the Savings Association Insurance Fund into a newly created Deposit Insurance Fund, which was completed in 2006; (ii) increases the amount of deposit insurance coverage for retirement accounts; (iii) allows for deposit insurance coverage on individual accounts to be indexed for inflation starting in 2010; (iv) provides the FDIC more flexibility in setting and imposing deposit insurance assessments; and (v) provides eligible institutions credits on future assessments.

The deposits of our Subsidiary Banks are currently insured to a maximum of $100,000 per depositor through the Deposit Insurance Fund. The Subsidiary Banks are required to pay deposit insurance premiums, which are assessed and paid regularly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

Dividends

The principal source of the Company's cash is dividends received from the Subsidiary Banks, which are subject to government regulation and limitation. Regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State law and, in the case of First National Bank of Morgan and First National Bank of Lewistown, national banking laws and related OCC regulations, also limits a bank's ability to pay dividends that are greater than a certain amount without approval of the applicable agency.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan and lease losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50 percent of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4 percent and a minimum total risk-based ratio of 8 percent.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3 percent; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1 percent to 2 percent.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

In 2006, the federal bank regulatory agencies provided notice of proposed rulemaking that would change the existing risk-based capital framework by enhancing its risk sensitivity. Whether such revisions are implemented or what effect they might have on the Company or the Banks cannot be predicted at this time, but we do not expect our operations to be significantly impacted.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") addresses, among other things, corporate governance, auditing and accounting; enhanced and timely disclosure of corporate information, and penalties for non-compliance. Generally, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes specific and enhanced corporate disclosure requirements; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert;" and (v) requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. After enactment, we updated our policies and procedures to comply with the Act's requirements and have found that such compliance, including compliance with Section 404 of the Act relating to management control over financial reporting, has resulted in significant additional expense for the Company. We anticipate that we will continue to incur such additional expense in our ongoing compliance.

Anti-Terrorism Legislation

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the "Patriot Act"). Certain provisions of the Patriot Act were made permanent and other sections were made subject to extended "sunset" provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal affect on our record keeping and reporting expenses, we do not believe that the renewal and amendment will have a material adverse effect on our business or operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals the historical restrictions on preventing banks from affiliating with securities firms; (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Recent Legislation

Financial Services Regulator Relief Act of 2006. In October 2006, the President signed the Financial Services Regulatory Relief Act of 2006 into law (the " Relief Act"). The Relief Act amends several existing banking laws and regulations, eliminates some unnecessary and overly burdensome regulations of depository institutions and clarifies several existing regulations. The Relief Act, among other things, (i) authorizes the Federal Reserve Board to set reserve ratios; (ii) amends national banks regulations relating to shareholder voting and granting of dividends; (iii) amends several provisions relating to such issues as loans to insiders, regulatory applications, privacy notices, and golden parachute payments; and (iv) expands and clarifies the enforcement authority of federal banking regulators. While it is too soon to predict the impact this legislation will have on us, we do not expect that our business, expenses, or operations will be significantly impacted.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its subsidiary banks. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company's rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Effects of Government Monetary Policy

The Company's earnings and growth are affected by general economic conditions and by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements a national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The Company cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on the Company or its Subsidiary Banks.

TAXATION

Federal Taxation
The Company files a consolidated federal tax return, using the accrual method of accounting. All required tax returns have been timely filed.

Financial institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations. See Note 12 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for additional information.

State Taxation
Under Montana, Idaho and Utah law, financial institutions are subject to a corporation tax, which incorporates or is substantially similar to applicable provisions of the Internal Revenue Code. The corporation tax is imposed on federal taxable income, subject to certain adjustments. State taxes are incurred at the rate of 6.75 percent in Montana, 7.6 percent in Idaho, and 5 percent in Utah. Wyoming and Washington do not impose a corporate tax.

Item 1a. Risk Factors

Our business exposes us to certain risks. The following is a discussion of the most significant risks and uncertainties that may affect our business, financial condition and future results.

Fluctuating interest rates can adversely affect our profitability
Our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We cannot assure you that we can minimize our interest rate risk. In addition, interest rates also affect the amount of money we can lend. When interest rates rise, the cost of borrowing also increases. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business and prospects. For discussion concerning Net Interest Income Simulation, see "Item 7 – Management Discussion & Analysis".

Our Allowance for Loan and Lease Losses may not be adequate to cover actual loan losses, which could adversely affect our earnings
We maintain an allowance for loan and lease losses in an amount that we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully monitor credit quality and to identify loans that may become non-performing, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as non-performing or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become non-performing assets, or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions to the allowance may be required based on changes in the composition of the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan and lease losses. These regulatory agencies may require us to increase the allowance for loan and lease losses which could have a negative effect on our financial condition and results of operation.

Our loan portfolio mix could result in increased credit risk in an economic downturn
Our loan portfolio contains a high percentage of commercial, commercial real estate, real estate acquisition and development loans in relation to our total loans and total assets. These types of loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the Federal Deposit Insurance Corporation recently issued a pronouncement alerting banks its concern about banks with a heavy concentration of commercial real estate loans. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in non-performing loans. An increase in non-performing loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses; or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Competition in our market area may limit our future success
Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in our market area. We are subject to substantial competition for loans and deposits from other financial institutions. Some of our competitors are not subject to the same degree of regulation and restriction as we are. Some of our competitors have greater financial resources than we do. If we are unable to effectively compete in our market area, our business and results of operations could be adversely affected.

Item 1b. Unresolved Staff Comments

None

Item 2. Properties

At December 31, 2006, the Company owned 63 of its 86 offices, including its headquarters and other property having an aggregate book value of approximately $80 million, and leased the remaining branches. 10 offices are leased in Montana, 8 offices are leased in Idaho, 2 offices are leased in Wyoming, 1 office is leased in Utah, and 2 offices are leased in Washington. The following schedule provides property information for the Company's operating segments as of December 31, 2006.

(dollars in thousands)	Properties Leased	Properties Owned	Net Book Value
Mountain West	10	12	$ 14,927
Glacier	2	8	11,409
First Security	3	8	8,932
CDC	2	8	11,006
Western	1	6	4,355
1st Bank	2	5	5,017
Big Sky	1	4	10,273
Valley	1	5	4,954
Whitefish	-	2	3,426
Citizens	1	3	4,088
Morgan	-	2	2,017
	23	63	$ 80,404

The Company believes that all of its facilities are well maintained, generally adequate and suitable for the current operations of its business, as well as fully utilized. In the normal course of business, new locations and facility upgrades occur.

For additional information concerning the Company's premises and equipment and lease obligations, see Notes 5 and 19 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

Item 3. Legal Proceedings

The Company and its subsidiaries are parties to various claims, legal actions and complaints in the ordinary course of their businesses. In the Company's opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Item 4. Submission of Matter to a Vote of Security Holders

No matters were submitted to a vote of security holders in the fourth quarter of 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities

The Company's stock trades on the NASDAQ Global Select Market under the symbol: GBCI. The primary market makers are: Citigroup Global Markets, Inc., D.A. Davidson & Co., Inc., Goldman, Sachs & Co., Knight Equity Markets, L.P., Morgan Stanley & Co., Inc., and UBS Securities, LLC.

The market range of high and low bid prices for the Company's common stock for the periods indicated are shown below. The sale price information has been adjusted retroactively for all stock dividends and splits previously issued. As of December 31, 2006, there were approximately 12,173 shareholders of the Company's common stock. Following is a schedule of quarterly common stock price ranges:

	2006		2005	
Quarter	High	Low	High	Low
First..........	$ 21.81	$ 19.72	$ 18.65	$ 15.73
Second.......	$ 21.20	$ 18.69	$ 17.59	$ 14.05
Third.........	$ 23.24	$ 18.55	$ 20.93	$ 17.27
Fourth........	$ 25.25	$ 21.99	$ 22.33	$ 18.67

The Company paid cash dividends on its common stock of $.45 and $.40 per share for the years ended December 31, 2006 and 2005, respectively.

On August 9, 2006, the Company completed the offering of 1,500,000 common shares generating net proceeds, after underwriter discounts and offering expenses, of $29.4 million. The Company used the net proceeds of the offering to fund a portion of the cash merger consideration payable in connection with the acquisition of CDC and its subsidiary banks.

Unregistered Securities
There have been no securities of the Company sold within the last three years which were not registered under the Securities Act.

Issuer Stock Purchases
The Company made no stock repurchases during 2006.

Equity Compensation Plan Information

We currently maintain two compensation plans that provide for the issuance of the stock-based compensation to officers and other employees, directors and consultants. These consist of the 1994 Director Stock Option Plan, amended, and the 2005 Employee Stock Incentive Plan, each of which have been approved by the shareholders. Although the 1995 Employee Stock Option Plan expired in April 2005, there are issued options outstanding that have not been exercised as of year end. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2006:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the shareholders	2,733,923	$15.82	4,767,290
Equity compensation plans not approved by shareholders	-	$0	-

(1) Includes shares to be issued upon exercise of options under plans of Mountain West and WesterFed Financial Corporation, which were assumed as a result of the acquisitions.

Item 6. Selected Financial Data

The following financial data of the Company are derived from the Company's historical audited financial statements and related notes. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes contained elsewhere in this report.

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2006	2005	2004	2003	2002
Summary of Financial Condition:					
Total assets $	4,467,739	3,706,344	3,010,737	2,739,633	2,281,344
Investment securities, available for sale	825,637	970,055	1,086,929	1,099,243	782,825
Loans receivable, net	3,165,524	2,397,187	1,701,805	1,430,365	1,300,653
Allowance for loan losses	(49,259)	(38,655)	(26,492)	(23,990)	(20,944)
Intangibles	144,466	87,114	42,315	42,816	40,011
Deposits	3,207,533	2,534,712	1,729,708	1,597,625	1,459,923
Advances from Federal Home Loan Bank	307,522	402,191	818,933	777,294	483,660
Securities sold under agreements to repurchase and other borrowed funds	338,986	317,222	81,215	64,986	61,293
Stockholders' equity	456,143	333,239	270,184	237,839	212,249
Equity per common share*	8.72	6.91	5.87	5.24	4.76
Equity as a percentage of total assets	10.21%	8.99%	8.97%	8.68%	9.30%

(dollars in thousands, except per share data)	Years ended December 31, 2006	2005	2004	2003	2002
Summary of Operations:					
Interest income $	253,326	189,985	147,285	130,830	133,989
Interest expense	95,038	59,978	39,892	38,478	47,522
Net interest income	158,288	130,007	107,393	92,352	86,467
Provision for loan losses	5,192	6,023	4,195	3,809	5,745
Non-interest income	51,842	44,626	34,565	33,562	25,917
Non-interest expense	112,550	90,926	72,133	65,944	57,813
Earnings before income taxes	92,388	77,684	65,630	56,161	48,826
Income taxes	31,257	25,311	21,014	18,153	16,424
Net earnings	61,131	52,373	44,616	38,008	32,402
Basic earnings per common share*	1.23	1.12	0.97	0.84	0.73
Diluted earnings per common share*	1.21	1.09	0.96	0.83	0.72
Dividends declared per share*	0.45	0.40	0.36	0.32	0.26

	At or for the years ended December 31, 2006	2005	2004	2003	2002
Ratios:					
Net earnings as a percent of average assets	1.52%	1.52%	1.54%	1.53%	1.50%
Net earnings as a percent of average stockholders' equity	16.00%	17.62%	17.61%	16.82%	16.57%
Dividend payout ratio	36.59%	35.93%	37.36%	38.07%	35.45%
Average equity to average asset ratio	9.52%	8.61%	8.75%	9.10%	9.08%
Net interest margin on average earning assets (tax equivalent)	4.35%	4.20%	4.15%	4.20%	4.51%
Allowance for loan losses as a percent of loans	1.53%	1.59%	1.53%	1.65%	1.58%
Allowance for loan losses as a percent of nonperforming assets	554%	383%	276%	184%	181%

(dollars in thousands)	At or for the years ended December 31, 2006	2005	2004	2003	2002
Other Data:					
Loans originated and purchased $	2,389,341	2,113,777	1,543,595	1,509,850	1,204,852
Loans serviced for others $	177,518	145,279	174,805	189,601	253,063
Number of full time equivalent employees	1,356	1,125	857	807	737
Number of offices	86	71	55	54	50
Number of shareholders of record	1,973	1,907	1,784	1,763	1,586

*revised for stock splits and dividends

Acquisitions using the purchase method of accounting include the operations since the acquisition date.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year ended December 31, 2006 Compared to December 31, 2005

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included later in this report. All numbers, except per share data, are expressed in thousands of dollars.

Highlights and Overview

During the past year, the Company acquired six banks that accounted for an increase in total assets of $546 million, net loans of $345 million, and deposits of $430 million. The five subsidiaries acquired as result of the acquisition of CDC are one reporting segment for purposes of financial reporting for the year ended December 31, 2006. These subsidiaries include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change for First Security, Western, and Glacier. It is anticipated that during June of 2007, Western Bank of Chinook will merge into First National Bank of Lewistown. The acquisition of Morgan expanded the Company's presence in the rapidly expanding northern Utah market, complementing the Park City and Brigham City offices of Mountain West Bank. The acquisitions resulted in additional goodwill of $50.6 million and core deposit intangibles of $8.8 million at December 31, 2006.

In connection with the CDC acquisition, the Company completed its first secondary offering of common stock since becoming a publicly traded company in 1984. An additional 1.5 million shares of common stock were issued on August 9, 2006 raising approximately $29 million in cash.

The Company experienced strong loan growth with total loans outstanding increasing by $779 million, or 32 percent from the prior year. Without the acquisitions, loans increased $428 million, or 18 percent. All loan classifications experienced increases with commercial loan growth leading the way with an increase of $493 million, or 36 percent. Real estate loans increased $182 million, or 30 percent, and consumer loans increased by $103 million, or 22 percent. Due to the continuing reduction in spreads on funding costs versus investment yields, the cash flow from investments were used to fund loans. Investments, including interest bearing deposits and fed funds sold, declined $129 million, or 13 percent, from the prior year.

Non-interest bearing deposits increased $162 million or 24 percent during the year providing a stable low-cost funding source for a portion of the asset growth. The Company also increased interest bearing deposits by $510 million or 27 percent. Acquisitions contributed $115 million and $314 million of the non-interest bearing and interest-bearing deposit growth, respectively. The increase in deposits, and an increase of $41 million in Repurchase Agreements with certain customers, has allowed the Company to reduce its funding with the Federal Home Loan Bank by $95 million, which typically has a higher interest rate than other sources.

Increases in short term interest rates by the Federal Reserve Bank during 2005 and 2006 have resulted in higher yields on loans and sources of funding. The increase in loan volumes, higher loan rates, and the increase in non-interest bearing deposits, resulted in an increase in net interest income of $28 million, or 22 percent, over the prior year. Higher funding costs, due to increased short term interest rates, offset some of the increased interest income.

The Company also increased non-interest income by $7 million, primarily the result of volume increases in the loan and deposit portfolios and related fees. Mortgage loans originated during 2006 exceeded $1 billion, an all time production record for the Company.

Non-interest expense increased $22 million, or 24 percent, from last year with the largest increase occurring in compensation and benefits. Acquisitions, additional branch locations and related staffing, merit increases, and the $3 million impact of SFAS 123(Revised), *Share-Based Payment,* which requires the recording of the estimated fair value of stock options as compensation expense over the requisite servicing period, were the primary reasons for the increase. Other operating expenses also increased, reflecting the increased volume of activities in loan and deposit operations and the acquired bank activity.

Looking forward, our future performance will depend on many factors including economic conditions, interest rate changes, increasing competition for deposits and quality loans, and regulatory burden. Increasing interest rates will slow the volume of real estate loan originations which reduces the fee income from that activity, while at the same time reducing commission expense for loan originators. Increasing rates result in increased earnings on assets; however, the cost of interest bearing funds also increases. The Company's goal of its asset and liability management practices is to maintain or increase the level of net interest income within an acceptable level of interest rate risk.

Financial Condition

Assets

The results of operations and financial condition include the acquisitions from the completion dates forward. The following table provides information on selected classifications of assets and liabilities acquired:

(Unaudited - $ in thousands)	Total	First National Bank of Morgan	Citizens Development Company
Acquisition Date		September 1, 2006	October 1, 2006
Total assets	$ 545,542	$ 88,519	$ 457,023
Investments	18,597	5,713	12,884
Loans, net	344,748	40,944	303,804
Non-interest bearing deposits	115,270	14,144	101,126
Interest bearing deposits	314,463	53,028	261,435

Net earnings was reduced as a result of the adoption of SFAS 123 (Revised) *Share-based Payment* beginning January 1, 2006, which requires recording the estimated fair value of stock options as compensation expense over the requisite period. The following table illustrates the affect of the adoption of SFAS 123 (Revised), net of tax affects, if it would not have been adopted in 2006:

Impact of SFAS 123 (R) (Unaudited $ in thousands, except per share data)	Twelve months ended Dec. 31, 2006	Twelve months ended Dec. 31, 2005
Net earnings	$ 61,131	52,373
Stock option compensation cost	2,149	-
Pro forma net operating earnings	$ 63,280	52,373
Diluted earnings per share	$ 1.21	1.09
Stock option compensation cost	0.04	-
Pro forma net operating earnings	$ 1.25	1.09

The following table summarizes the asset balances as of December 31, 2006 and 2005, the amount of change, and percentage change during 2006:

Assets ($ in thousands)	December 31, 2006	December 31, 2005	$ change	% change
Cash on hand and in banks	$ 136,591	$ 111,418	$ 25,173	23%
Investments, interest bearing deposits, FHLB stock, FRB stock, and Fed Funds	862,063	991,246	(129,183)	-13%
Loans:				
Real estate	789,843	607,627	182,216	30%
Commercial	1,850,417	1,357,051	493,366	36%
Consumer	574,523	471,164	103,359	22%
Total loans	3,214,783	2,435,842	778,941	32%
Allowance for loan losses	(49,259)	(38,655)	(10,604)	27%
Total loans net of allowance for loan losses	3,165,524	2,397,187	768,337	32%
Other assets	303,561	206,493	97,068	47%
Total Assets	$ 4,467,739	$ 3,706,344	$ 761,395	21%

At December 31, 2006, total assets were $4.468 billion, which is $761 million, or 21 percent, greater than the December 31, 2005 assets of $3.706 billion. Without the acquisition of Morgan and CDC, total assets increased $216 million, or 6 percent, from year end 2005.

Total loans have increased $779 million from December 31, 2005, or 32 percent, with the growth occurring in all loan categories. The acquisitions accounted for $351 million, or 14 percent of the increase. Including loans acquired, commercial loans have increased $493 million, or 36 percent, real estate loans gained $182 million, or 30 percent, and consumer loans grew by $103 million, or 22 percent.

Investment securities, including interest bearing deposits in other financial institutions and federal funds sold, have decreased $129 million from December 31, 2005, or 13 percent. Investments, including interest bearing deposits and federal funds sold, at December 31, 2006 represented 19 percent of total assets versus 27 percent at the prior year. Investment cash flow continues to help fund loan growth.

The following table summarizes the major asset components as a percentage of total assets as of December 31, 2006, 2005, and 2004:

Assets:	December 31, 2006	2005	2004
Cash, and cash equivalents, investment securities, FHLB and Federal Reserve Bank stock	**22.3%**	29.7%	39.1%
Real estate loans and loans held for sale	**17.6%**	16.3%	13.0%
Commercial loans	**40.6%**	35.9%	32.3%
Consumer loans	**12.7%**	12.5%	11.3%
Other assets	**6.8%**	5.6%	4.3%
	100.0%	100.0%	100.0%

The percentage of assets held as cash, cash equivalents, investment securities, FHLB and Federal Reserve Bank stock has decreased from 29.7 percent at December 31, 2005 to 22.3 percent at December 31, 2006. The decrease is a result of the continuing principal paydowns on securities and the increase in total assets resulting from the large increase in loans outstanding. The Company continues to focus on quality loan growth of all types, which contributed to an increase in all loan categories.

Liabilities

The following table summarizes the liability balances as of December 31, 2006 and 2005, the amount of change, and percentage change during 2006:

Liabilities ($ in thousands)	December 31, 2006	2005	$ change	% change
Non-interest bearing deposits	$ 829,355	$ 667,008	$ 162,347	24%
Interest-bearing deposits	2,378,178	1,867,704	510,474	27%
Advances from Federal Home Loan Bank	307,522	402,191	(94,669)	-24%
Securities sold under agreements to repurchase and other borrowed funds	338,986	317,222	21,764	7%
Other liabilities	42,555	33,980	8,575	25%
Subordinated debentures	115,000	85,000	30,000	35%
Total liabilities	$ 4,011,596	$ 3,373,105	$ 638,491	19%

Non-interest bearing deposits have increased $162 million, or 24 percent, since December 31, 2005. Acquisitions accounted for $115 million of the 2006 increase. This low cost of funding continues to be a primary focus of each of our banks. Interest bearing deposits have increased $510 million since December 31, 2005, with Brokered and National Market CD's adding $8 million, and acquisitions adding $314 million to the total. Federal Home Loan Bank (FHLB) advances decreased $95 million, and repurchase agreements and other borrowed funds increased $22 million from December 31, 2005.

The following table summarizes the major liability components as a percentage of total liabilities as of December 31, 2006, 2005, and 2004:

Liabilities and Stockholders' Equity:	December 31, 2006	2005	2004
Deposit accounts	**71.8%**	68.4%	57.4%
FHLB advances	**6.9%**	10.8%	27.2%
Other borrowings and repurchase agreements	**7.6%**	8.6%	2.7%
Subordinated debentures	**2.6%**	2.3%	2.7%
Other liabilities	**0.9%**	0.9%	1.0%
Stockholders' equity	**10.2%**	9.0%	9.0%
	100.0%	100.0%	100.0%

The deposits have increased from 68.4 percent at December 31, 2005 to 71.8 percent at December 31, 2006 as a result of internal growth and acquisitions. Stockholders equity as a percentage of total liabilities and stockholders' equity rose throughout the year, primarily a result of acquisition and a public offering of stock.

Stockholders' Equity ($ in thousands, except per share data)	December 31, 2006	2005	$ change	% change
Common equity	$ 453,074	$ 332,418	$ 120,656	36%
Accumulated other comprehensive income	3,069	821	2,248	274%
Total stockholders' equity	456,143	333,239	122,904	37%
Core deposit intangible, net, and goodwill	(144,466)	(87,114)	(57,352)	66%
Tangible stockholders' equity	$ 311,677	$ 246,125	$ 65,552	27%
Stockholders' equity to total assets	10.21%	8.99%		
Tangible stockholders' equity to total tangible assets	7.21%	6.80%		
Book value per common share	$ 8.72	$ 6.91	$ 1.81	26%
Market price per share at end of quarter	$ 24.44	$ 20.03	$ 4.41	22%

Stockholders' Equity
Total equity and book value per share amounts have increased $123 million and $1.81 per share, respectively, from December 31, 2005. The increase is a result of shares issued for acquisitions, earnings retention, stock options exercised, and an increase in other comprehensive income. Accumulated other comprehensive income, representing net unrealized gains on securities available for sale, increased $2 million from December 31, 2005, primarily a function of interest rate changes.

Results of Operations

Revenue summary ($ in thousands)	Years ended December 31,			
	2006	2005	$ change	% change
Net interest income	$ 158,288	$ 130,007	$ 28,281	22%
Fees and other revenue:				
Service charges, loan fees, and other fees	37,072	30,812	6,260	20%
Gain on sale of loans	10,819	11,048	(229)	-2%
Loss on sale of investments	(3)	(138)	135	-98%
Other income	3,954	2,904	1,050	36%
Total non-interest income	51,842	44,626	7,216	16%
	$ 210,130	$ 174,633	$ 35,497	20%
Net interest margin (tax equivalent)	4.35%	4.20%		

Net Interest Income
Net interest income for the year increased $28.3 million, or 22 percent, over 2005. Total interest income increased $63.3 million, or 33 percent, while total interest expense increased $35.1 million, or 58 percent. The increase in interest expense is attributable to the volume increase in interest bearing deposits, and increases in short term interest rates during 2005 and continuing in 2006. The acquisitions during 2005 and 2006 were also a significant factor in the level of interest income and expense. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.35 percent which was 15 basis points higher than the 4.20 percent result for 2005.

Non-interest Income
Total non-interest income increased $7.2 million, or 16 percent in 2006. Fee income increased $6.3 million, or 20 percent, over last year, driven primarily by an increased number of loan and deposit accounts, acquisitions, and additional customer products and services offered. Gain on sale of loans decreased $229 thousand, or 2 percent, from last year. Loan origination volume in our markets for housing continues to remain very active by historical standards and the decline was the result of increased price competition. Other income increased $1.1 million of which $543 thousand was bank owned life insurance proceeds.

Non-interest expense summary ($ in thousands)	Years ended December 31,			
	2006	2005	$ change	% change
Compensation and employee benefits and related expense	$ 65,419	$ 51,385	$ 14,034	27%
Occupancy and equipment expense	15,268	12,851	2,417	19%
Outsourced data processing	2,788	1,839	949	52%
Core deposit intangibles amortization	2,024	1,470	554	38%
Other expenses	27,051	23,381	3,670	16%
Total non-interest expense	$ 112,550	$ 90,926	$ 21,624	24%

Non-interest Expense
Non-interest expense increased by $21.6 million, or 24 percent, from 2005. Compensation and benefit expense increased $14.0 million, or 27 percent. Excluding the SFAS 123 (Revised) compensation cost of $3.0 million, the increase would have been 21 percent. The remaining increase in compensation and benefit expense was primarily attributed to increased staffing associated with six de novo branches and six bank acquisitions during 2006 and 2005, along with normal compensation and merit increases for job performance, and increased cost of employee benefits. Occupancy and equipment expense increased $2.4 million, or 19 percent, reflecting the acquisitions, cost of additional locations and facility upgrades. Other expenses increased $3.7 million, or 16 percent, primarily from acquisitions, additional marketing expenses, and costs associated with new branch offices. The efficiency ratio (non-interest expense/net interest income + non-interest income) increased to 53.56 percent from 52.07 percent for 2005 largely a result of the acquisitions and branch openings.

Credit quality information ($ in thousands)	December 31, 2006	December 31, 2005
Allowance for loan and lease losses	$ 49,259	$ 38,655
Non-performing assets	8,894	10,089
Allowance as a percentage of non-performing assets	554%	383%
Non-performing assets as a percentage of total assets	0.19%	0.26%
Allowance as a percentage of total loans	1.53%	1.59%
Net charge-offs as a percentage of loans	0.021%	0.020%

Provision for loan losses
Non-performing assets as a percentage of total bank assets at December 31, 2006 were at .19 percent, decreasing from .26 percent at December 31, 2005. The Company's ratios compare favorably to the Federal Reserve Bank Peer Group average of .44 percent at September 30, 2006, the most recent information available. The allowance for loan and lease losses was 554 percent of non-performing assets at December 31, 2006, up from 383 percent a year ago. The allowance, including $6.1 million from acquisitions, has increased $10.6 million, or 27 percent, from a year ago. The allowance of $49.3 million, is 1.53 percent of December 31, 2006 total loans outstanding, down slightly from the 1.59 percent a year ago. The fourth quarter provision for loan losses expense was $1.4 million, a decrease of $22 thousand from the same quarter in 2005. Net charge-offs were $638 thousand for the fourth quarter of 2006. Loan growth, average loan size, and credit quality considerations will determine the level of additional provision expense. The provision for loan losses expense was $5.2 million for 2006, a decrease of $831 thousand, or 14 percent, from 2005. Net charged-off loans were $680 thousand, or .021 percent of loans, for 2006 which is slightly higher than the $487 thousand of net charge-offs in 2005.

Effect of inflation and changing prices
Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a company's performance than does the effect of inflation.

Commitments
In the normal course of business, there are various outstanding commitments to extend credit, such as letter of credits and un-advanced loan commitments, and lease obligation commitments, which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material losses as a result of these transactions. The Company has outstanding debt maturities, the largest of which are the advances from the Federal Home Loan Bank. For the maturity schedule of advances and schedule of future minimum rental payments see Notes 8 and 19, respectively, to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data." The following table represents our contractual obligations as of December 31, 2006:

			Payments Due by Period					
(dollars in thousands)	Total	Indeterminate Maturity (1)	2007	2008	2009	2010	2011	Thereafter
Deposits	$ 3,207,533	2,262,437	800,459	86,545	28,217	17,942	11,690	243
Advances from the FHLB	307,522	-	199,476	21,309	2,298	774	636	83,029
Repurchase agreements	170,216	-	170,216	-	-	-	-	-
Subordinated debentures	115,000	-	-	-	-	-	-	115,000
Capital lease obligations	3,797	-	224	226	229	231	233	2,654
Operating lease obligations	9,389	-	1,716	1,523	1,259	1,195	860	2,836
	$ 3,813,457	2,262,437	1,172,091	109,603	32,003	20,142	13,419	203,762

(1) Represents interest and non-interest bearing checking, money market, and savings accounts

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Committee (ALCO). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

The objective of interest rate risk management is to contain the risks associated with interest rate fluctuations. The process involves identification and management of the sensitivity of net interest income to changing interest rates. Managing interest rate risk is not an exact science. The interval between repricing of interest rates of assets and liabilities changes from day to day as the assets and liabilities change. For some assets and liabilities, contractual maturity and the actual cash flows experienced are not the same. A good example is residential mortgages that have long term contractual maturities but may be repaid well in advance of the maturity when current prevailing interest rates become lower than the contractual rate. Interest-bearing deposits without a stated maturity could be withdrawn after seven days. However, the Bank's experience indicates that these funding pools have a much longer duration and are not as sensitive to interest rate changes as other financial instruments. Prime based loans generally have rate changes when the Federal Reserve Bank changes short term interest rates. However, depending on the magnitude of the rate change and the relationship of the current rates to rate floors and rate ceilings that may be in place on the loans, the loan rate may not change.

GAP analysis

The following table gives a description of our GAP position for various time periods. As of December 31, 2006, we had a negative GAP position at six months and a negative GAP position at twelve months. The cumulative GAP as a percentage of total assets for six months is a negative 6.11 percent which compares to a negative 6.29 percent at December 31, 2005 and a negative 5.55 percent at December 31, 2004. The table also shows the GAP earnings sensitivity, and earnings sensitivity ratio, along with a brief description as to how they are calculated. The methodology used to compile this GAP information is based on our mix of assets and liabilities and the historical experience accumulated regarding their rate sensitivity.

(dollars in thousands)	Projected maturity or repricing 0-6 Months	6-12 Months	1 - 5 years	More than 5 years	Total
Assets:					
Interest bearing deposits and federal funds sold $	36,426	-	-	-	36,426
Investment securities	44,430	20,681	157,398	120,861	343,370
Mortgage-backed securities	89,238	73,553	248,454	15,305	426,550
FHLB stock and FRB stock	-	-	47,129	8,588	55,717
Floating rate loans	971,748	176,264	613,135	106,776	1,867,923
Fixed rate loans	293,102	201,346	688,341	175,745	1,358,534
Total interest bearing assets $	1,434,944	471,844	1,754,457	427,275	4,088,520
Liabilities:					
Interest-bearing deposits	1,221,028	365,681	138,708	652,761	2,378,178
FHLB advances	127,433	72,043	25,017	83,029	307,522
Repurchase agreements and other borrowed funds	336,303	28	274	2,381	338,986
Subordinated debentures	-	-	-	115,000	115,000
Total interest bearing liabilities $	1,684,764	437,752	163,999	853,171	3,139,686
Repricing gap $	(249,820)	34,092	1,590,458	(425,896)	948,834
Cumulative repricing gap $	(249,820)	(215,728)	1,374,730	948,834	
Cumulative gap as a % of total assets	-6.11%	-5.28%	33.62%	23.21%	
Gap Earnings Sensitivity (1) $		(1,316)			
Gap Earnings Sensitivity Ratio (2)		-2.15%			

(1) Gap Earnings Sensitivity is the estimated effect on earnings, after taxes of 39 percent, of a 1 percent increase or decrease in interest rates (1 percent of ($215,728 - $84,134))

(2) Gap Earnings Sensitivity Ratio is Gap Earnings Sensitivity divided by the 2006 net earnings of $61,131. A 1 percent increase in interest rates has this estimated percentage decrease on annual net earnings.

This table estimates the repricing maturities of the Company's assets and liabilities, based upon the Company's assessment of the repricing characteristics of the various instruments. Interest-bearing checking and regular savings are included in the more than 5 years category. Money market balances are included in the less than 6 months category. Mortgage-backed securities are at the anticipated principal payments based on the weighted-average-life.

Net interest income simulation

The traditional one-dimensional view of GAP is not sufficient to show a bank's ability to withstand interest rate changes. Because of limitations in GAP modeling the Asset/Liability Management Committee (ALCO) of the Company uses a detailed and dynamic simulation model to quantify the estimated exposure of net interest income (NII) to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given a 200 basis point (bp) upward and 200 or 100 bp downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed as a benchmark. Other non-parallel rate movement scenarios are also modeled to determine the potential impact on net interest income. The following reflects the Company's NII sensitivity analysis as of December 31, 2006 and 2005 as compared to the 10 percent policy limit approved by the Company's and Banks' Board of Directors.

+200 bp		2006	2005
Estimated sensitivity		-2.5%	-2.1%
Estimated decrease in net interest income	$	(3,957)	(2,704)
-200 bp			
Estimated sensitivity		0.1%	-0.6%
Estimated increase in net interest income	$	158	(832)

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Liquidity Risk

Liquidity risk is the possibility that the Company will not be able to fund present and future obligations. The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. Core deposits, FHLB credit lines, available-for-sale investment securities, and net income are the key elements in meeting these objectives. All subsidiaries banks, except Western Bank of Chinook, N.A., are members of the FHLB of Seattle. This membership provides for established lines of credit in the form of advances that are a supplemental source of funds for lending and other general business purposes. As of December 31, 2006, the Company had $943 million of borrowing capacity with the FHLB of Seattle of which $308 million was utilized. Accordingly, management of the Company has a wide range of versatility in managing the liquidity and asset/liability mix for each individual institution as well as the Company as a whole.

Capital Resources and Adequacy

Maintaining capital strength has been a long term objective. Ample capital is necessary to sustain growth, provide protection against unanticipated declines in asset values, and to safeguard the funds of depositors. Capital also is a source of funds for loan demand and enables the Company to effectively manage its assets and liabilities. Shareholders' equity increased $123 million during 2006, or 37 percent the net result of earnings of $61 million, common stock issued for the acquisition of Citizens Development Corporation and First National Bank of Morgan, public offering of stock, less cash dividend payments and an increase of $2.2 million in the net unrealized gains on available-for-sale investment securities. For additional information see Note 11 in the Consolidated Financial Statements. Dividend payments were increased by $.05 per share, or 13 percent in 2006. The payment of dividends is subject to government regulation in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice.

Critical Accounting Policies

Companies may apply certain critical accounting policies requiring management to make subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. The Company considers its only material critical accounting policy to be the allowance for loan and lease losses. The allowance for loan and lease losses is established through a provision for loan losses charged against earnings. The balance of allowance for loan and lease losses is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of allowance for loan and lease losses is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operations or liquidity. For additional information regarding the allowance for loan and lease losses, its relation to the provision for loan losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Impact of Recently Issued Accounting Standards

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,* expressing the staff's view regarding the process of quantifying financial statement misstatements. SAB 108 requires that when quantifying misstatements for the purposes of evaluating materiality, the effects on both the income statement and balance sheet should be considered. The Company has evaluated the requirements of SAB 108, and it did not have a material effect on the Company's financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this standard, but does not expect it to have a material effect on the Company's financial position or results of operations.

In September 2006, the FASB Emerging Issue Task Force (EITF) issued EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* The EITF determined that for an endorsement split-dollar life insurance arrangement within the scope of the Issue, the employer should recognize a liability for future benefits in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* or APB Opinion 12, *Omnibus Opinion-1967,* based on the substantive agreement with the employee. The Issue is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company is currently evaluating the impact of the adoption of this Issue, but does not expect it to have a material effect on the Company's financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* which provides clarification for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 31, 2006. The Company expects to adopt the Interpretation during the first quarter of 2007 without material effect on the Company's financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets,* which amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* with respect to the accounting for servicing of financial assets. SFAS No. 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods: (1) the amortization of servicing assets or liabilities in proportion to and over the net servicing income period or net servicing loss periods or (2) the reporting of servicing assets or liabilities at fair value at each reporting date and reporting changes in fair value in earnings in the periods in which the change occur. SFAS No. 156 is effective the earlier of the date an entity adopts the requirements of SFAS No. 156, or as of the beginning of its first fiscal year beginning after September 15, 2006. The Company will adopt the Statement beginning January 1, 2007 and will choose the amortization of servicing assets over the net servicing income or loss period which is its current practice; therefore, there will be minimal impact to the Company.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments,* which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* The Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement to Beneficial Interest in Securitized Financial Assets." This Statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006 and is expected to have minimal impact on the Company.

Revenue summary
($ in thousands)

	Years ended December 31,			
	2005	2004	$ change	% change
Net interest income	$ 130,007	$ 107,393	$ 22,614	21%
Fees and other revenue:				
Service charges, loan fees, and other fees	30,812	24,260	6,552	27%
Gain on sale of loans	11,048	8,015	3,033	38%
Loss on sale of investments	(138)	-	(138)	n/m
Other income	2,904	2,290	614	27%
Total non-interest income	44,626	34,565	10,061	29%
	$ 174,633	$ 141,958	$ 32,675	23%
Net interest margin (tax equivalent)	4.20%	4.15%		

Net Interest Income
Net interest income for the year increased $22.6 million, or 21 percent, over 2004. Total interest income increased $42.7 million, or 29 percent, while total interest expense was $20.1 million, or 50 percent higher. FHLB dividends received were $1.1 million lower in 2005. The increase in interest expense is primarily attributable to the volume increase in interest bearing liabilities, and increases in short term interest rates during 2004 and 2005. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.20 percent which was five basis points higher than the 4.15 percent result for 2004.

Non-interest Income
Total non-interest income increased $10.1 million, or 29 percent in 2005. Fee income increased $6.6 million, or 27 percent, over last year, driven primarily by an increased number of loan and deposit accounts, acquisitions, and additional customer product and services offered. Gain on sale of loans increased $3.0 million, or 38 percent, from last year. Loan origination activity for housing construction and purchases remains strong in our markets and has offset much of the reduction in refinance activity experienced last year. Other income was $614 thousand higher than 2004 of which $220 thousand was from the sale of property held for future expansion that was no longer needed, and the remainder from various volume increases.

Non-interest expense summary
($ in thousands)

	Years ended December 31,			
	2005	2004	$ change	% change
Compensation and employee benefits and related expense	$ 51,385	$ 39,955	$ 11,430	29%
Occupancy and equipment expense	12,851	10,797	2,054	19%
Outsourced data processing	1,839	1,551	288	19%
Core deposit intangibles amortization	1,470	1,074	396	37%
Other expenses	23,381	18,756	4,625	25%
Total non-interest expense	$ 90,926	$ 72,133	$ 18,793	26%

Non-interest Expense
Non-interest expense increased by $18.8 million, or 26 percent, from 2004. Compensation and benefit expense increased $11.4 million, or 29 percent, with acquisitions, additional bank branches, commissions on mortgage loan production, normal compensation increases for job performance and increased cost for benefits accounting for the majority of the increase. Occupancy and equipment expense increased $2.1 million, or 19 percent, reflecting the acquisitions, cost of additional locations and facility upgrades. Other expenses increased $4.6 million, or 25 percent, primarily from acquisitions, additional marketing expenses, and costs associated with new branch offices. The efficiency ratio (non-interest expense/net interest income + non-interest income) increased slightly to 52 percent up from 51 percent for 2004.

Income tax expense

Income tax expense in 2005 was reduced by $317 thousand due to the statutory closing of certain previous years' tax returns and tax accrual adjustments.

Credit quality information (\$ in thousands)	December 31, 2005	December 31, 2004
Allowance for loan losses	$ 38,655	$ 26,492
Non-performing assets	10,089	9,608
Allowance as a percentage of non-performing assets	383%	276%
Non-performing assets as a percentage of total assets	0.26%	0.32%
Allowance as a percentage of total loans	1.59%	1.53%
Net charge-offs as a percentage of loans	0.020%	0.098%

Provision for loan losses

Non-performing assets as a percentage of total assets at December 31, 2005 were at .26 percent, increasing from .22 percent at September 30, 2005 the result of higher levels of non-performing assets acquired with the First State Bank transaction. Without the effects of the First State Bank acquisition, non-performing assets would have been $4.6 million, or .12 percent of total assets. At December 31, 2004, the ratio was .32 percent. The Company's ratios compare favorably to the Federal Reserve Bank Peer Group average of .45 percent at September 30, 2005, the most recent information available. The allowance for loan and lease losses was 383 percent of non-performing assets at December 31, 2005, up from 276 percent a year ago. The allowance, including $6.6 million from acquisitions, has increased $12.2 million, or 46 percent, from a year ago. The allowance of $38.7 million, is 1.59 percent of December 30, 2005 total loans outstanding, up slightly from the 1.53 percent a year ago. The provision for loan losses expense was $6.0 million for 2005, an increase of $1.8 million, or 44 percent, from 2004. Net charge offs of $487 thousand was a very low .020 percent of loans outstanding which is substantially lower than the already low .098 percent in 2004. With the continuing change in loan mix from residential real estate to commercial and consumer loans, which historically have greater credit risk, the Company has increased the balance in the allowance for loan and lease losses. Loan growth, average loan size, and credit quality considerations will determine the level of additional provision expense.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

Information regarding "Quantitative and Qualitative Disclosures about Market Risk" is set fourth under "Item 7 - Management's Discussion and Analysis".

Item 8. Financial Statements and Supplementary Data

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We have audited management's assessment, included in the accompanying Report of Management, that Glacier Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Glacier Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514 303 861-4545 Fax 303 832-5705

In our opinion, management's assessment that Glacier Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Glacier Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in management's assessment, the Company has excluded certain entities from management's assessment and we have excluded those entities from the scope of our audit of internal control over financial reporting as permitted by the SEC staff guidance provided in Question 3 of the SEC's publication, *Office of the Chief Accountant and Division of Corporation Finance: Management's Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions*, dated June 23, 2004.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Glacier Bancorp, Inc. and subsidiaries and our report dated February 23, 2007, expressed an unqualified opinion thereon.

BKD, LLP

BKD, LLP

Denver, Colorado
February 23, 2007

Glacier Bancorp, Inc.
Consolidated Statements of Financial Condition

(dollars in thousands, except per share data)		December 31, 2006	2005
Assets:			
Cash on hand and in banks	$	**136,591**	111,418
Federal funds sold		**6,125**	7,537
Interest bearing cash deposits		**30,301**	13,654
Cash and cash equivalents		**173,017**	132,609
Investment securities, available-for-sale		**825,637**	970,055
Loans receivable, net of allowance for loan and lease losses of $49,259 and $38,655 at December 31, 2006, and 2005, respectively		**3,130,389**	2,374,647
Loans held for sale		**35,135**	22,540
Premises and equipment, net		**110,759**	79,952
Real estate and other assets owned, net		**1,484**	332
Accrued interest receivable		**25,729**	19,923
Core deposit intangible, net of accumulated amortization of $8,825 and $6,801 at December 31, 2006, and 2005, respectively		**14,750**	8,015
Goodwill		**129,716**	79,099
Other assets		**21,123**	19,172
Total assets	$	**4,467,739**	3,706,344
Liabilities:			
Non-interest bearing deposits	$	**829,355**	667,008
Interest bearing deposits		**2,378,178**	1,867,704
Advances from Federal Home Loan Bank of Seattle		**307,522**	402,191
Securities sold under agreements to repurchase		**170,216**	129,530
Other borrowed funds		**168,770**	187,692
Accrued interest payable		**11,041**	7,437
Deferred tax liability		**1,927**	2,746
Subordinated debentures		**115,000**	85,000
Other liabilities		**29,587**	23,797
Total liabilities		**4,011,596**	3,373,105
Stockholders' Equity:			
Preferred shares, $.01 par value per share. 1,000,000 shares authorized. none issued or outstanding at December 31, 2006 and 2005		**—**	—
Common stock, $.01 par value per share. 117,187,500 and 78,125,000 shares authorized, 52,302,820 and 48,258,821 issued and outstanding at December 31, 2006 and 2005, respectively		**523**	483
Paid-in capital		**344,265**	262,222
Retained earnings - substantially restricted		**108,286**	69,713
Accumulated other comprehensive income		**3,069**	821
Total stockholders' equity		**456,143**	333,239
Total liabilities and stockholders' equity	$	**4,467,739**	3,706,344

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Operations

(dollars in thousands, except per share data)		Years ended December 31, 2006	2005	2004
Interest Income:				
Real estate loans	$	**52,219**	34,506	22,942
Commercial loans		**119,215**	81,359	57,312
Consumer and other loans		**40,284**	28,696	20,331
Investment securities and other		**41,608**	45,424	46,700
Total interest income		**253,326**	189,985	147,285
Interest Expense:				
Deposits		**58,147**	25,705	14,054
Federal Home Loan Bank of Seattle advances		**20,460**	21,489	18,540
Securities sold under agreements to repurchase		**6,618**	2,948	873
Subordinated debentures		**6,050**	6,455	5,619
Other borrowed funds		**3,763**	3,381	806
Total interest expense		**95,038**	59,978	39,892
Net interest income		**158,288**	130,007	107,393
Provision for loan losses		**5,192**	6,023	4,195
Net interest income after provision for loan losses		**153,096**	123,984	103,198
Non-Interest Income:				
Service charges and other fees		**29,701**	24,503	19,550
Miscellaneous loan fees and charges		**7,371**	6,309	4,710
Gain on sale of loans		**10,819**	11,048	8,015
Loss on sale of investments		**(3)**	(138)	--
Other income		**3,954**	2,904	2,290
Total non-interest income		**51,842**	44,626	34,565
Non-Interest Expense:				
Compensation, employee benefits and related expense		**65,419**	51,385	39,955
Occupancy and equipment expense		**15,268**	12,851	10,797
Outsourced data processing expense		**2,788**	1,839	1,551
Core deposit intangibles amortization		**2,024**	1,470	1,074
Other expense		**27,051**	23,381	18,756
Total non-interest expense		**112,550**	90,926	72,133
Earnings before income taxes		**92,388**	77,684	65,630
Federal and state income tax expense		**31,257**	25,311	21,014
Net Earnings	$	**61,131**	52,373	44,616
Basic earnings per share	$	**1.23**	1.12	0.97
Diluted earnings per share	$	**1.21**	1.09	0.96

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2006, 2005, and 2004

(dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Paid-in capital	Retained earnings substantially restricted	Accumulated other comprehensive income	Total stockholders' equity
Balance at December 31, 2003	45,381,259	$ 454	222,376	8,393	6,616	237,839
Comprehensive income:						
Net earnings	--	--	--	44,616	--	44,616
Unrealized loss on securities, net of reclassification adjustment and taxes	--	--	--	--	(682)	(682)
Total comprehensive income	--	--	--	--	--	43,934
Cash dividends declared ($.36 per share)	--	--	--	(16,618)	--	(16,618)
Stock options exercised	782,481	7	5,432	--	--	5,439
Repurchase and retirement of stock	(133,595)	(1)	(1,804)	--	--	(1,805)
Acquisition of fractional shares	--	--	(9)	--	--	(9)
Tax benefit from stock related compensation	--	--	1,404	--	--	1,404
Balance at December 31, 2004	46,030,145	$ 460	227,399	36,391	5,934	270,184
Comprehensive income:						
Net earnings	--	--	--	52,373	--	52,373
Unrealized loss on securities, net of reclassification adjustment and taxes	--	--	--	--	(5,113)	(5,113)
Total comprehensive income	--	--	--	--	--	47,260
Cash dividends declared ($.40 per share)	--	--	--	(19,051)	--	(19,051)
Stock options exercised	596,655	6	5,152	--	--	5,158
Stock issued in connection with acquisitions	1,632,021	17	28,421	--	--	28,438
Acquisition of fractional shares	--	--	(8)	--	--	(8)
Tax benefit from stock related compensation	--	--	1,258	--	--	1,258
Balance at December 31, 2005	48,258,821	$ 483	262,222	69,713	821	333,239
Comprehensive income:						
Net earnings	--	--	--	61,131	--	61,131
Unrealized gain on securities, net of reclassification adjustment and taxes	--	--	--	--	2,248	2,248
Total comprehensive income	--	--	--	--	--	63,379
Cash dividends declared ($.45 per share)	--	--	--	(22,558)	--	(22,558)
Stock options exercised	639,563	6	6,700	--	--	6,706
Stock issued in connection with acquisitions	1,904,436	19	41,431	--	--	41,450
Public offering of stock issued	1,500,000	15	29,418			29,433
Acquisition of fractional shares	--	--	(5)	--	--	(5)
Stock-based compensation and tax benefit	--	--	4,499	--	--	4,499
Balance at December 31, 2006	52,302,820	$ 523	344,265	108,286	3,069	456,143

Disclosure of reclassification amount:	Year ended December 31, 2006	2005	2004
Unrealized and realized holding gain (loss) arising during the year	$ 3,706	(8,574)	(1,124)
Tax (expense) benefit	(1,460)	3,377	442
Net after tax	2,246	(5,197)	(682)
Reclassification adjustment for net loss included in net income	3	138	--
Tax benefit	(1)	(54)	--
Net after tax	2	84	--
Net change in unrealized gain (loss) on available-for-sale securities	$ 2,248	(5,113)	(682)

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Cash Flows

(dollars in thousands)	Years ended December 31, 2006	2005	2004
OPERATING ACTIVITIES :			
Net earnings $	61,131	52,373	44,616
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Mortgage loans held for sale originated or acquired	(484,170)	(455,429)	(292,017)
Proceeds from sales of mortgage loans held for sale	482,394	462,115	302,529
Provision for loan losses	5,192	6,023	4,195
Depreciation of premises and equipment	6,746	5,349	4,567
Amortization of core deposit intangible	2,024	1,470	1,074
Loss on sale of investments	3	138	--
Gain on sale of loans	(10,819)	(11,048)	(8,015)
Amortization of investment securities premiums and discounts, net	4,853	8,846	11,263
Federal Home Loan Bank of Seattle stock dividends	–	(180)	(1,218)
Deferred tax (benefit) expense	(931)	(2,204)	284
Stock compensation expense, net of tax benefits	2,149	--	--
Excess tax benefits related to the exercise of stock options	(1,217)	--	--
Tax benefit from stock related compensation	--	1,258	1,404
Net increase in accrued interest receivable	(1,611)	(890)	(696)
Net increase in accrued interest payable	2,398	1,949	495
Net increase in current income taxes	1,791	1,308	1,201
Net (increase) decrease in other assets	(1,439)	2,394	(2,145)
Net (decrease) increase in other liabilities	(772)	3,512	2,253
NET CASH PROVIDED BY OPERATING ACTIVITIES	67,722	76,984	69,790
INVESTING ACTIVITIES:			
Proceeds from sales, maturities and prepayments of investment securities available-for-sale	223,064	419,524	317,273
Purchases of investment securities available-for-sale	(59,007)	(164,901)	(316,475)
Principal collected on installment and commercial loans	1,050,666	781,848	677,004
Installment and commercial loans originated or acquired	(1,348,217)	(1,150,877)	(875,539)
Principal collections on mortgage loans	438,319	470,450	296,482
Mortgage loans originated or acquired	(556,954)	(507,471)	(376,039)
Net purchase of FHLB and FRB stock	(455)	(1,995)	(1,942)
Acquisitions of banks and branches	43,086	6,265	14,524
Net addition of premises and equipment	(22,241)	(17,359)	(7,032)
NET CASH USED IN INVESTING ACTIVITIES	(231,739)	(164,516)	(271,744)
FINANCING ACTIVITIES:			
Net increase in deposits	243,088	346,577	116,943
Net (decrease) increase in FHLB advances	(96,219)	(439,545)	41,639
Net increase in securities sold under repurchase agreements	31,424	53,372	19,190
Net (decrease) increase in other borrowed funds	(18,925)	182,634	(2,961)
Proceeds from issuance of subordinated debentures	65,000	--	45,000
Repayment of subordinated debentures	(35,000)	--	--
Cash dividends paid	(22,558)	(19,051)	(16,618)
Excess tax benefits related to the exercise of stock options	1,217	--	--
Proceeds from exercise of stock options and other stock issued	36,403	5,158	5,439
Repurchase and retirement of stock	–	--	(1,805)
Cash paid for stock dividends	(5)	(8)	(9)
NET CASH PROVIDED BY FINANCING ACTIVITIES	204,425	129,137	206,818
NET INCREASE IN CASH AND CASH EQUIVALENTS	40,408	41,605	4,864
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	132,609	91,004	86,140
CASH AND CASH EQUIVALENTS AT END OF YEAR $	173,017	132,609	91,004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest $	90,230	57,404	39,382
Cash paid during the year for income taxes $	31,031	24,808	18,424

The following schedule summarizes the acquisition of Bank Holding Co. and subsidiaries in 2006 and 2005

	Citizens Develop. Company	First National Bank of Morgan	First State Bank	Citizens Bank Holding Co.	First National Banks - West Co.
Acquired	Oct. 1, 2006	Sept. 1, 2006	Oct. 31, 2005	April 1, 2005	Feb. 28, 2005
Fair Value of assets acquired	$ 457,023	88,519	152,592	126,394	267,126
Cash paid for the capital stock	47,176	20,000	2,100	8,602	41,000
Capital stock issued	31,451	9,999	19,723	8,715	-
Liabilities assumed	379,827	68,411	130,663	109,077	226,126

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) General

Glacier Bancorp, Inc. (the "Company"), is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation incorporated in 1990. The Company is a multi-bank holding company that provides a full range of banking services to individual and corporate customers in Montana, Idaho, Wyoming, Utah and Washington through its subsidiary banks. The subsidiary banks are subject to competition from other financial service providers. The subsidiary banks are also subject to the regulations of certain government agencies and undergo periodic examinations by those regulatory authorities.

The accounting and consolidated financial statement reporting policies of the Company conform with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities as of the date of the statement of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses. Management believes that the allowance for loan and lease losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review their subsidiary banks' allowance for loan and lease losses. Such agencies may require the subsidiary banks to recognize additions to their respective allowance for loan and lease losses based on the agencies' judgments about information available to them at the time of their examination.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its fifteen wholly-owned operating subsidiaries, Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Big Sky Western Bank ("Big Sky"), Valley Bank of Helena ("Valley"), Glacier Bank of Whitefish ("Whitefish"), Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, First Citizens Bank, N.A., all located in Montana, Mountain West Bank ("Mountain West") located in Idaho, Citizens Community Bank ("Citizens") located in Idaho, 1st Bank ("1st Bank") located in Wyoming, and First National Bank of Morgan ("Morgan") located in Utah. All significant inter-company transactions have been eliminated in consolidation.

On October 1, 2006, Citizens Development Company ("CDC") and its five banking subsidiaries located across Montana were acquired and became bank subsidiaries of the Company. The CDC subsidiaries include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On September 1, 2006, Morgan including its one branch office in Mountain Green, Utah was acquired.

On October 31, 2005, First State Bank in Thompson Falls, Montana was acquired by First Security. On May 20, 2005, Zions National Bank branch office in Bonners Ferry, Idaho was acquired and became a branch of Mountain West. On April 1, 2005, Citizens Bank Holding Co. and its subsidiary bank Citizens Community Bank in Pocatello, Idaho were acquired. On February 28, 2005, First National Bank-West Co. and its subsidiary bank 1st Bank in Evanston, Wyoming were acquired. Accordingly, the financial information presented includes the operations since the date of the acquisitions. See Note 20 for additional information related to these transactions.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and regulatory agencies, interest bearing deposits and federal funds sold with original maturities of three months or less.

(d) Investment Securities

Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity. As of December 31, 2006, the Company only holds available-for-sale securities. For additional information relating to investments, see Note 3.

1. Summary of Significant Accounting Policies ... continued

Premiums and discounts on investment securities are amortized or accreted into income using a method that approximates the level-yield interest method. The cost of any investment, if sold, is determined by specific identification. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.

The Company holds stock in the Federal Home Loan Bank of Seattle ("FHLB") and the Federal Reserve Bank ("FRB"). FHLB and FRB stocks are restricted because they may only be sold to another member institution or the FHLB or FRB at their par values. Due to restrictive terms, and the lack of a readily determinable market value, FHLB and FRB stocks are carried at cost.

(e) Loans Receivable

Loans that are intended to be held to maturity are reported at their unpaid principal balance less charge-offs, specific valuation accounts, and any deferred fees or costs on originated loans. Purchased loans are reported net of unamortized premiums or discounts. Interest income is reported on the interest method and includes discounts and premiums on purchased loans and net loan fees on originated loans which are amortized over the expected life of loans using methods that approximate the effective interest method. For additional information relating to loans, see Note 4.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal unless such past due loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

(f) Loans Held for Sale

Mortgage and commercial loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income. A sale is recognized when the Company surrenders control of the loan and consideration, other than beneficial interests in the loan, is received in exchange. A gain is recognized to the extent the selling price exceeds the carrying value.

(g) Allowance for loan and lease losses

Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions, and independent appraisals. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. For additional information relating to allowance for loan and lease losses, see Note 4.

The Company also provides an allowance for losses on impaired loans. Groups of small balance homogeneous loans (generally consumer and residential real estate loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for loan and lease losses is increased through a charge to expense for the amount of the impairment. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that the sole source of repayment for the loan is the operations or liquidation of the underlying collateral. In such cases, impairment is measured by determining the current value of the collateral, reduced by anticipated selling costs. The Company recognizes interest income on impaired loans only to the extent the cash payments are received.

(h) Premises and Equipment

Premises and equipment are stated at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease. The estimated useful life for office buildings is 15-40 years and the estimated useful life for furniture, fixtures, and equipment is 3-10 years. Interest is capitalized for any significant building projects. For additional information relating to premises and equipment, see Note 5.

1. Summary of Significant Accounting Policies ... continued

i) Real Estate Owned
Property acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of cost or estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized and the asset carrying value is reduced.

(j) Business Combinations and Intangible Assets
Acquisitions are accounted for using the purchase accounting method as prescribed by Statement of Financial Accounting Standard ("SFAS") Number ("No.") 141, *Business Combinations.* Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets. Goodwill is recorded for the residual amount in excess of the net fair values.

Adjustment of the allocated purchase price may be required for pre-acquisition contingencies of the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination. The allocation period is generally limited to one year following consummation of a business combination.

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. The useful life of the core deposit intangible is reevaluated on an annual basis, with any changes in estimated useful life accounted for prospectively over the revised remaining life. For additional information relating to core deposit intangibles, see Note 6.

On an annual basis, as required by SFAS No. 142, *Goodwill and Other Intangible Assets,* the Company tests goodwill for impairment at the subsidiary level during the third quarter. In addition, goodwill is tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has occurred. For additional information relating to goodwill, see Note 6.

(k) Income Taxes
Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For additional information relating to income taxes, see Note 12.

(l) Stock-based Compensation
In December 2004, the FASB issued SFAS No. 123 (Revised), *Share-Based Payment,* which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (Revised) requires that the compensation cost relating to the share-based payment transactions be recognized in the financial statements over the requisite service period. The Statement covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee purchase plans. The Statement requires entities to measure the cost of the employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123 (Revised) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company adopted SFAS No. 123 (Revised) *Share-Based Payment,* as of January 1, 2006 and, accordingly, has determined compensation cost based on the fair value of the stock options at the grant date. FASB also issued several Staff Positions during 2005 and 2006 and all applicable positions are being followed by the Company. The Company adopted the modified prospective transition method in reporting financial statement results in the current and for future reporting periods. Under the modified prospective method, SFAS No. 123 (Revised) applies to new awards and to awards modified, repurchased, or cancelled after the effective date; accordingly, the prior interim and annual periods do not reflect restated amounts. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is the vesting period. Compensation cost related to the non-vested portion of awards outstanding as of the date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, the Company is not required to re-measure the grant-date fair value estimate of the unvested portion of award granted prior to the effective date of SFAS No. 123 (Revised).

The Company had applied APB Opinion No. 25 and related interpretations in accounting for the stock-based compensation prior to January 1, 2006. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and therefore no compensation cost was recognized in prior years.

For additional information relating to stock-based compensation, see Note 15.

(m) Long-lived Assets

Long-lived assets, including core deposit intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 2006 and 2005, no assets were considered impaired.

(n) Mortgage Servicing Rights

The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Loan servicing rights are initially recorded at fair value based on comparable market quotes and are amortized as other expense in proportion to and over the period of estimated net servicing income. Loan servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Impairment adjustments, if any, are recorded through a valuation allowance. For additional information relating to mortgage servicing rights, see Note 6.

As of December 31, 2006 and 2005, the carrying value of servicing rights was approximately $1,168,000 and $1,112,000, respectively. Amortization expense of $193,000, $276,000, and $328,000 was recognized in the years ended December 31, 2006, 2005, and 2004, respectively. The servicing rights are included in other assets on the balance sheet and are amortized over the period of estimated net servicing income. There was no impairment of carrying value at December 31, 2006 or 2005. At December 31, 2006, the fair value of mortgage servicing rights was approximately $1,313,000.

(o) Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential shares had been issued, as well as any adjustment to income that would result from the issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, and are determined using the treasury stock method. Previous period amounts are restated for the effect of stock dividends and splits. For additional information relating earnings per share, see Note 14.

(p) Stock Split

On November 29, 2006, the Board of Directors declared a three-for-two stock split, payable to shareholders of record on December 11, 2006, payable December 14, 2006. On April 26, 2005 the Board of Directors declared a five-for-four stock split, payable to shareholders of record on May 10, 2005, payable May 26, 2005. On April 28, 2004 the Board of Directors declared a five-for-four stock split, payable to shareholders of record on May 11, 2004, payable May 20, 2004. All prior period amounts have been restated to reflect the stock splits.

(q) Leases

The Company leases certain land, premises and equipment from third parties under operating and capital leases. The lease payments for operating lease agreements are recognized on a straight-line basis. The present value of the future minimum rental payments for capital leases is recognized as an asset when the lease is formed. Lease improvements incurred at the inception of the lease are recorded as an asset and depreciated over the initial term of the lease and lease improvements incurred subsequently are depreciated over the remaining term of the lease. For additional information relating leases, see Note 19.

1. Summary of Significant Accounting Policies ... continued

(r) Comprehensive Income

Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses, net of tax expense (benefit), on available-for-sale securities.

(s) Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

2. Cash on Hand and in Banks

The subsidiary banks are required to maintain an average reserve balance with either the Federal Reserve Bank or in the form of cash on hand. The amount of this required reserve balance at December 31, 2006 was $16,235,000.

3. Investment Securities, Available for Sale

A comparison of the amortized cost and estimated fair value of the Company's investment securities designated as available for sale is presented below.

INVESTMENTS AS OF DECEMBER 31, 2006

(dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agency:					
maturing within one year	4.78%	$ 10,982		(6)	10,976
Government-Sponsored Enterprises:					
maturing within one year	4.90%	8,177	-	(17)	8,160
maturing one year through five years	5.15%	648	-	-	648
maturing five years through ten years	7.73%	352	5	-	357
maturing after ten years	6.68%	153	1	-	154
	5.05%	9,330	6	(17)	9,319
State and Local Governments and other issues:					
maturing within one year	3.65%	2,190	2	(1)	2,191
maturing one year through five years	4.08%	5,736	43	(21)	5,758
maturing five years through ten years	4.92%	15,180	818	(11)	15,987
maturing after ten years	5.12%	276,756	11,794	(86)	288,464
	5.08%	299,862	12,657	(119)	312,400
Mortgage-Backed Securities	4.74%	51,673	150	(1,235)	50,588
Real Estate Mortgage Investment Conduits	4.14%	382,551	45	(6,634)	375,962
FHLMC and FNMA stock	5.74%	7,593	218	-	7,811
OTHER INVESTMENTS:					
Certificates of Deposits with over 90 day maturity	4.83%	2,864	-	-	2,864
FHLB and FRB stock, at cost	1.26%	55,717	-	-	55,717
Total Investments	4.36%	$ 820,572	13,076	(8,011)	825,637

3. Investment Securities, Available for Sale . . . continued

INVESTMENTS AS OF DECEMBER 31, 2005

(dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government-Sponsored Enterprises:					
maturing within one year	4.54%	$ 1,236	-	(2)	1,234
maturing one year through five years	4.32%	3,962	-	(39)	3,923
maturing five years through ten years	6.55%	324	6	-	330
maturing after ten years	5.04%	337	2	-	339
	4.53%	5,859	8	(41)	5,826
State and Local Governments and other issues:					
maturing within one year	4.16%	365	3	-	368
maturing one year through five years	4.75%	6,858	48	(143)	6,763
maturing five years through ten years	5.08%	8,728	365	(16)	9,077
maturing after ten years	5.10%	287,175	12,476	(225)	299,426
	5.09%	303,126	12,892	(384)	315,634
Mortgage-Backed Securities	4.67%	65,926	308	(1,599)	64,635
Real Estate Mortgage Investment Conduits	4.22%	530,582	154	(9,653)	521,083
FHLMC and FNMA stock	5.74%	7,593	-	(330)	7,263
OTHER INVESTMENTS:					
Certificates of Deposits with over 90 day maturity	3.18%	2,085	-	-	2,085
FHLB and FRB stock, at cost	0.66%	53,529	-	-	53,529
Total Investments	4.34%	$ 968,700	13,362	(12,007)	970,055

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal. Weighted yields on tax-exempt investment securities exclude the tax effect. The Real Estate Mortgage Investment Conduits are backed by the FNMA, GNMA, or FHLMC.

The book value of securities was as follows at:

(dollars in thousands)	December 31, 2004
Government-Sponsored Enterprises	$ 1,082
State and Local Governments and Other Issues	300,339
Mortgage-Backed Securities	56,629
Real Estate Mortgage Investment Conduits	660,389
FHLMC and FNMA stock	7,593
Certificates of Deposits with over 90 day maturity	1,303
FHLB and FRB stock	49,803
	$ 1,077,138

3. Investment Securities, Available for Sale...continued

Investments with an unrealized loss position at December 31, 2006:

(dollars in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and Federal Agency	$ 10,976	6			10,976	6
Government-Sponsored Enterprises	4,688	2	4,003	15	8,691	17
State and Local Governments and other issues	7,241	43	9,039	76	16,280	119
Mortgage-Backed Securities	314	1	42,301	1,234	42,615	1,235
Real Estate Mortgage Investment Conduits	6,079	25	363,917	6,609	369,996	6,634
Total temporarily impaired securities	$ 29,298	77	419,260	7,934	448,558	8,011

Investments with an unrealized loss position at December 31, 2005:

(dollars in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government-Sponsored Enterprises	$ 5,158	40	44	1	5,202	41
State and Local Governments and other issues	12,689	216	9,330	168	22,019	384
FHLMC stock	7,170	330	-	-	7,170	330
Mortgage-Backed Securities	28,810	640	23,620	959	52,430	1,599
Real Estate Mortgage Investment Conduits	193,990	2,517	303,991	7,136	497,981	9,653
Total temporarily impaired securities	$ 247,817	3,743	336,985	8,264	584,802	12,007

As of December 31, 2006, there were 270 investments in an unrealized loss position and were considered to be temporarily impaired and therefore an impairment charge has not been recorded. The security types with the largest unrealized losses are the Mortgage-Backed, and Real Estate Mortgage Investment Conduits. These securities have underlying collateral consisting of U.S. Government-Sponsored Enterprise, guaranteed mortgages. The unrealized losses are primarily a function of changes in market interest rates between the issue dates and the current measurement date. The fair value of these securities declined from $550.4 million at December 31, 2005 to $412.6 million at December 31, 2006, and the unrealized loss declined from 2.0 percent of fair value to 1.9 percent of fair value for those same years. Intermediate term interest rates are substantially unchanged from year end 2005 to year end 2006 resulting in a longer period of time in which the securities have been in an unrealized loss position. With the continued principal reductions on these securities, and the potential for increased fair value in the event of declines in intermediate term interest rates, the unrealized losses are considered temporary.

Interest income includes tax-exempt interest for the years ended December 31, 2006, 2005, and 2004 of $13,901,000, $13,867,000, and $13,917,000, respectively.

Gross proceeds from sales of investment securities for the years ended December 31, 2006, 2005, and 2004 were approximately $488,000, $116,139,000 and $66,910,000, respectively, resulting in gross gains of approximately $0, $471,000 and $304,000 and gross losses of approximately $3,000, $609,000 and $304,000 respectively. The cost of any investment sold is determined by specific identification.

3. Investment Securities, Available for Sale...continued

At December 31, 2006, the Company had investment securities with carrying values of approximately $498,250,000 pledged as security for deposits of several local government units, securities sold under agreements to repurchase, collateral for treasury term borrowings, and as collateral for treasury tax and loan borrowings. At December 31, 2006, the Company had qualified investment securities with carrying values of approximately $204,110,000 pledged as collateral for advances with the FHLB.

4. Loans Receivable, Net and Loans Held for Sale

The following is a summary of loans receivable, net and loans held for sale at:

(dollars in thousands)		December 31, 2006	December 31, 2005
Residential first mortgage	$	758,921	589,260
Loans held for sale		35,135	22,540
Commercial real estate		954,290	781,181
Other commercial		902,994	579,515
Consumer		218,640	175,503
Home equity		356,477	295,992
		3,226,457	2,443,991
Net deferred loan fees, premiums and discounts		(11,674)	(8,149)
Allowance for loan and lease losses		(49,259)	(38,655)
	$	3,165,524	2,397,187

The following is a summary of activity in allowance for losses on loans:

(dollars in thousands)		Years ended December 31, 2006	2005	2004
Balance, beginning of period	$	38,655	26,492	23,990
Acquisitions		6,091	6,627	--
Net charge offs		(679)	(487)	(1,693)
Provision		5,192	6,023	4,195
Balance, end of period	$	49,259	38,655	26,492

Following is an allocation of the allowance for loan and lease losses and the percent of loans in each category at:

(dollars in thousands)		December 31, 2006 Amount	December 31, 2006 Percent of of loans in category		December 31, 2005 Amount	December 31, 2005 Percent of of loans in category
Residential first mortgage and loans held for sale	$	5,421	24.6%	$	4,318	25.0%
Commercial real estate		16,741	29.6%		14,370	32.0%
Other commercial		18,361	28.0%		12,566	23.7%
Consumer		4,649	6.8%		3,988	7.2%
Home equity		4,087	11.0%		3,413	12.1%
	$	49,259	100.0%	$	38,655	100.0%

4. Loans Receivable, Net and Loans Held for Sale . . . continued

Substantially all of the Company's loan receivables are with customers within the Company's market areas. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the economic performance in the Company's market areas. The subsidiary banks are subject to regulatory limits for the amount of loans to any individual borrower and all subsidiary banks are in compliance as of December 31, 2006. No individual borrower had outstanding loans or commitments exceeding 10 percent of the Company's consolidated stockholders' equity as of December 31, 2006.

The combined total of lot acquisition loans to borrowers who intend to construct primary residence on the lot, land acquisition and development loans, and residential builder lines is approximately $789 million, or 24.5 percent of total loans at December 31, 2006. The December 31, 2005 total, including loans in the banks acquired in 2006, was approximately $545 million or 19.7 percent of total loans. Increases incurred in each subsidiary with the largest amounts outstanding centered in the high growth areas of Western Montana, and Couer d'Alene, Sandpoint, Boise, and Southeastern Idaho. The geographic dispersion, in addition to the normal credit standards further mitigates the risk of loss in this portfolio.

Impaired loans, which consists of those reported as non-accrual, for the years ended December 31, 2006, 2005, and 2004 were approximately $6,065,000, $5,252,000, and $5,950,000, respectively, of which no impairment allowance was deemed necessary. The average recorded investment in impaired loans for the years ended December 31, 2006, 2005 and 2004 was approximately $5,451,000, $5,090,000, and $8,733,000, respectively. Interest income that would have been recorded on impaired loans if such loans had been current for the entire period would have been approximately $462,000, $359,000, and $372,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Interest income recognized on impaired loans for the years ended December 31, 2006, 2005, and 2004 was not significant. Loans ninety days overdue and still accruing interest for the years ended December 31, 2006, 2005, and 2004 were approximately $1,345,000, $4,505,000, and $1,642,000, respectively.

The weighted average interest rate on loans was 7.64 percent and 6.84 percent at December 31, 2006 and 2005, respectively.

At December 31, 2006, 2005 and 2004, loans sold and serviced for others were $177,518,000, $145,279,000, and $174,805,000, respectively.

At December 31, 2006, the Company had $1,867,923,000 in variable rate loans and $1,358,534,000 in fixed rate loans.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company did not have any outstanding commitments on impaired loans as of December 31, 2006.

The Company had outstanding commitments as follows:

	December 31,	
(dollars in thousands)	2006	2005
Loans and loans in process $	**653,056**	525,334
Unused consumer lines of credit	**224,455**	176,275
Letters of credit	**63,375**	25,218
$	**940,886**	726,827

Substantially all of the loans held for sale at December 31, 2006 and 2005 were committed to be sold.

The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2006 and 2005 was approximately $93,258,000 and $37,509,000. During 2006, new loans to such related parties were approximately $94,528,000 and repayments were approximately $38,779,000.

5. Premises and Equipment, Net

Premises and equipment, net consist of the following at:

(dollars in thousands)		December 31, 2006	2005
Land	$	**18,573**	18,155
Office buildings and construction in progress		**91,964**	64,696
Furniture, fixtures and equipment		**42,187**	34,826
Leasehold improvements		**4,302**	2,584
Accumulated depreciation		**(46,267)**	(40,309)
	$	**110,759**	79,952

Depreciation expense for the years ended December 31, 2006, 2005, and 2004 was $6,746,000, $5,349,000, and $4,567,000, respectively. Interest expense capitalized for various construction projects for the year ended December 31, 2006 was $297,000 and there was no interest capitalized for the years ended December 31, 2005 and 2004.

6. Goodwill and Other Intangible Assets

The following table sets forth information regarding the Company's core deposit intangibles and mortgage servicing rights:

(dollars in thousands)		Core Deposit Intangible	Mortgage Servicing Rights (1)	Total
As of December 31, 2006				
Gross carrying value	$	23,575		
Accumulated amortization		(8,825)		
Net carrying value	$	14,750	1,168	15,918
As of December 31, 2005				
Gross carrying value	$	14,816		
Accumulated amortization		(6,801)		
Net carrying value	$	8,015	1,112	9,127
Weighted-Average Amortization Period				
(Period in years)		10.0	9.6	10.0
Aggregate Amortization Expense				
For the year ended December 31, 2006	$	2,024	193	2,217
For the year ended December 31, 2005		1,470	276	1,746
For the year ended December 31, 2004		1,074	328	1,402
Estimated Amortization Expense				
For the year ended December 31, 2007	$	3,060	80	3,140
For the year ended December 31, 2008		2,805	80	2,885
For the year ended December 31, 2009		2,512	78	2,590
For the year ended December 31, 2010		2,143	75	2,218
For the year ended December 31, 2011		1,415	73	1,488

(1) Gross carrying value and accumulated amortization are not readily available

6. Goodwill and Other Intangible Assets . . . continued

On October 1, 2006, CDC and its five subsidiaries were acquired and became bank subsidiaries of the Company. The purchase price included core deposit intangible of $7,863,000 and goodwill of $39,716,000. On September 1, 2006, Morgan was acquired. The purchase price included core deposit intangible of $896,000 and goodwill of $10,901,000. The following is a summary of activity in goodwill.

(dollars in thousands)	Goodwill
Balance as of December 31, 2005	$ 79,099
Acquisition of First National Bank of Morgan	10,901
Acquisition of Citizens Development Company	39,716
Balance as of December 31, 2006	$ 129,716

7. Deposits

Deposits consist of the following at:

(dollars in thousands)	December 31, 2006 Weighted Average Rate	December 31, 2006 Amount	December 31, 2006 Percent	December 31, 2005 Weighted Average Rate	December 31, 2005 Amount	December 31, 2005 Percent
Demand accounts	0.0%	$ 829,355	25.9%	0.0%	$ 667,008	26.2%
NOW accounts	0.8%	452,766	14.1%	0.3%	367,077	14.5%
Savings accounts	1.0%	271,932	8.5%	0.5%	247,607	9.8%
Money market demand accounts	3.1%	708,384	22.1%	1.5%	487,143	19.2%
Certificate accounts:						
1.00% and lower		2,289	0.1%		4,048	0.2%
1.01% to 2.00%		9,469	0.3%		87,955	3.5%
2.01% to 3.00%		73,793	2.3%		166,379	6.6%
3.01% to 4.00%		179,558	5.6%		240,085	9.5%
4.01% to 5.00%		290,015	9.0%		89,004	3.5%
5.01% to 6.00%		216,682	6.7%		10,304	0.4%
6.01% to 7.00%		257	0.0%		3,102	0.1%
7.01% and higher		18	0.0%		–	0.0%
Brokered 2.90 to 5.05%		173,015	5.4%		165,000	6.5%
Total certificate accounts	4.0%	945,096	29.4%	2.8%	765,877	30.3%
Total interest bearing deposits	2.8%	2,378,178	74.1%	1.6%	1,867,704	73.8%
Total deposits	2.1%	$ 3,207,533	100.0%	1.2%	2,534,712	100.0%
Deposits with a balance in excess of $100,000		$ 1,649,029			$ 1,283,980	

7. Deposits . . . continued

At December 31, 2006, scheduled maturities of certificate accounts are as follows:

		Years ending December 31,				
(dollars in thousands)	**Total**	2007	2008	2009	2010	Thereafter
1.00% and lower	$ **2,289**	2,261	8	8	--	12
1.01% to 2.00%	**9,469**	9,312	152	5	--	--
2.01% to 3.00%	**73,793**	66,526	6,194	955	103	15
3.01% to 4.00%	**179,558**	134,936	26,201	9,941	5,627	2,853
4.01% to 5.00%	**290,015**	232,237	33,890	9,047	10,742	4,099
5.01% to 6.00%	**216,682**	183,053	18,998	8,261	1,434	4,936
6.01% to 7.00%	**257**	134	87	--	36	--
7.01% to 8.00%	**18**	--	--	--	--	18
Brokered 2.90 to 5.05%	**173,015**	172,000	1,015	--	--	--
	$ **945,096**	800,459	86,545	28,217	17,942	11,933

Interest expense on deposits is summarized as follows:

	Years ended December 31,		
(dollars in thousands)	**2006**	2005	2004
NOW accounts	$ **2,976**	889	474
Savings accounts	**2,336**	1,130	471
Money market demand accounts	**18,043**	7,552	3,776
Certificate accounts	**34,792**	16,134	9,333
	$ **58,147**	25,705	14,054

The Company reclassified approximately $3,837,000 and $2,683,000 of overdraft demand deposits to loans as of December 31, 2006 and 2005, respectively. The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of deposits with such related parties at December 31, 2006, and 2005 was approximately $70,991,000 and $29,135,000, respectively.

8. Advances from Federal Home Loan Bank of Seattle

Advances from the Federal Home Loan Bank of Seattle consist of the following:

(dollars in thousands)	Maturing in years ending December 31,						Totals as of December 31,	
	2007	2008	2009	2010	2011	Thereafter	**2006**	2005
1.00% to 2.00%..........	$ --	--	--	--	--	--	**--**	40,000
2.01% to 3.00%..........	87,500	--	--	--	--	--	**87,500**	159,000
3.01% to 4.00%..........	13,600	3,000	250	750	--	40,000	**57,600**	58,000
4.01% to 5.00%..........	700	--	2,000	--	636	42,739	**46,075**	124,077
5.01% to 6.00%..........	96,702	18,135	1	--	--	40	**114,878**	18,421
6.01% to 7.00%..........	674	74	47	24	--	250	**1,069**	1,793
7.01% to 8.00%..........	300	100	--	--	--	--	**400**	900
	$ 199,476	21,309	2,298	774	636	83,029	**307,522**	402,191

These advances are collateralized by FHLB stock held by the Company and a blanket assignment of the Bank's unpledged qualifying real estate loans and investments. The total amount of advances available, subject to collateral availability, as of December 31, 2006 was approximately $635,329,000.

The weighted average fixed interest rate on these advances was 4.15 percent and 3.26 percent at December 31, 2006 and 2005, respectively. The Federal Home Loan Bank of Seattle holds callable options, which may be exercised after a predetermined time as shown below as of December 31, 2006:

(dollars in thousands)	Amount	Interest Rate	Maturity	Earliest Call
Call Terms				
Quarterly at FHLB option	$ 3,000	5.37%	2008	2007
Quarterly at FHLB option	15,000	5.52%	2008	2007
If three month LIBOR is greater than 8% on quarterly measurement date after initial term..................	82,000	3.49% - 4.83%	2012	2007
	$ 100,000			

9. Securities Sold Under Agreements to Repurchase and Other Borrowed Funds

Securities sold under agreements to repurchase consist of the following at:

December 31, 2006 (dollars in thousands)		Repurchase amount	Weighted average fixed rate		Book value of underlying assets	Market value of underlying assets
Securities sold under agreements to repurchase within:						
Overnight	$	150,601	4.57%		155,622	154,561
Term up to 30 days		10,191	3.62%		9,386	9,331
Term over 90 days		9,424	5.07%		9,743	10,096
	$	170,216	4.54%	$	174,751	173,988

December 31, 2005 (dollars in thousands)						
Securities sold under agreements to repurchase within:						
Overnight	$	127,243	3.66%		191,166	190,602
Term up to 30 days		1,137	2.53%		1,165	1,146
Term over 90 days		1,150	3.00%		1,191	1,171
	$	129,530	3.65%	$	193,522	192,919

The securities, consisting of U.S. Agency and U.S. Government-Sponsored Enterprises issued or guaranteed mortgage backed securities, underlying agreements to repurchase entered into by the Company are for the same securities originally sold, and are held in a custody account by a third party. For the years ended December 31, 2006 and 2005 securities sold under agreements to repurchase averaged approximately $153,314,000 and $103,522,000, respectively, and the maximum outstanding at any month end during the year was approximately $164,338,000 and $132,534,000, respectively.

The Company participates in a U.S. Treasury term auction program whereby the Company is able to bid on funds. The term of the borrowings is typically less than 35 days. The following lists the outstanding treasury term borrowings:

(dollars in thousands)		December 31, 2006	December 31, 2005
Outstanding balance	$	**162,000**	179,000
Weighted fixed rate		**5.18%**	4.29%
Maturity date		**Jan. 3, 2007**	Jan. 3, 2006

The Company also participates in a a U.S. Treasury tax and loan account note option program which provides short term funding with no fixed maturity date up to $19,600,000 at federal funds rates minus 25 basis points. At December 31, 2006 and 2005, the outstanding balance under this program was approximately $4,544,000 and $7,382,000. The borrowings are secured with investment securities with a par value of approximately $22,625,000 and a market value of approximately $23,685,000. For the year ended December 31, 2006, the maximum outstanding at any month end was approximately $11,541,000 and the average balance was approximately $3,632,000.

10. Subordinated Debentures

On August 15, 2006, 30,000 Trust Preferred Securities at $1,000 per preferred security were issued by Glacier Capital Trust IV whose common equity is wholly-owned by the Company. The Trust Preferred Securities bear a cumulative fixed interest rate of 7.235 percent for the first five years and then convert to a three month LIBOR plus 1.57 percent rate adjustable quarterly for the remaining term until maturity on September 15, 2036. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the subordinated debentures of $30,000,000 at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption.

On January 31, 2006, 35,000 Trust Preferred Securities at $1,000 per preferred security were issued by Glacier Capital Trust III whose common equity is wholly-owned by the Company. The Trust Preferred Securities bear a cumulative fixed interest rate of 6.078 percent for the first five years and then convert to a three month LIBOR plus 1.29 percent rate adjustable quarterly for the remaining term until maturity on April 7, 2036. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the subordinated debentures of $35,000,000 at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The proceeds were used to fund the redemption of previously issued subordinated debentures in the amount of $35,000,000.

In connection with the acquisition of Citizens on April 1, 2005, the Company acquired Citizens Capital Trust I. On June 17, 2004, 5,000 Trust Preferred Securities at $1,000 per preferred security were issued by Citizens Trust I whose common equity is wholly-owned by the Company. The Trust Preferred Securities bear a cumulative three month LIBOR plus 2.65 percent rate adjustable quarterly until maturity on June 17, 2034. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the subordinated debentures of $5,000,000 at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distribution to the date of redemption.

On March 24, 2004, 45,000 Trust Preferred Securities at $1,000 per preferred security were issued by Glacier Capital Trust II whose common equity is wholly-owned by the Company. The Trust Preferred Securities bear a cumulative fixed interest rate of 5.788 percent for the first five years and then convert to a three month LIBOR plus 2.75 percent rate adjustable quarterly for the remaining term until maturity on April 7, 2034. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the subordinated debentures of $45,000,000 at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption.

The Company guaranteed the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by Glacier Trust IV, Glacier Trust III, Citizens Trust I, and Glacier Trust II. The obligations of the Company under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of all trusts under the Trust Preferred Securities.

The subordinated debentures with Glacier Trust IV are unsecured, bear interest at a rate of 7.235 percent per annum for the first five years and then converts to a three month LIBOR plus 1.57 percent rate adjustable quarterly for the remaining term until maturity on September 15, 2036. The subordinated debentures with Glacier Trust III are unsecured, bear interest at a rate of 6.078 percent per annum for the first five years and then converts to a three month LIBOR plus 1.29 percent rate adjustable quarterly for the remaining term until maturity on April 7, 2036. The subordinated debentures with Citizens Trust I are unsecured, bear interest rate of three month LIBOR plus 2.65 percent per annum and mature on June 17, 2034. The subordinated debentures with Glacier Trust II are unsecured, bear interest at a rate of 5.788 percent per annum for the first five years and then converts to a three month LIBOR plus 2.75 percent rate adjustable quarterly for the remaining term until maturity on April 7, 2034. The Company may defer the payment of interest at any time from time to time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank, the Trust Preferred Securities may be redeemed at par prior to maturity at the Company's option on or after September 15, 2011 for Glacier Trust IV, April 7, 2011 for Glacier Trust III, June 17, 2009 for Citizens Trust I, and April 7, 2009 for Glacier Trust II. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) for the Trusts in the event of unfavorable changes in laws or regulations that result in (1) Glacier Trust IV, Glacier Trust III, Citizens Trust I, or Glacier Trust II becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the Company on the subordinated debentures becoming non-deductible for federal tax purposes, (3) the requirement for the trusts to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier 1 Capital" under the Federal Reserve Bank capital adequacy guidelines.

11. Regulatory Capital

The Federal Reserve Bank has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company. The following table illustrates the Federal Reserve Bank's adequacy guidelines and the Company's and subsidiaries banks' compliance with those guidelines as of December 31, 2006:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital to risk weighted assets						
Consolidated	424,479	12.10%	140,350	4.00%	210,525	6.00%
Mountain West	74,222	10.39%	28,567	4.00%	42,851	6.00%
Glacier	71,462	11.12%	25,696	4.00%	38,544	6.00%
First Security	76,408	13.58%	22,501	4.00%	33,752	6.00%
CDC	33,711	10.88%	12,388	4.00%	18,582	6.00%
Western	46,949	15.12%	12,422	4.00%	18,633	6.00%
1st Bank	19,899	10.24%	7,773	4.00%	11,660	6.00%
Big Sky	29,696	11.50%	10,332	4.00%	15,497	6.00%
Valley	21,852	11.31%	7,731	4.00%	11,596	6.00%
Whitefish	16,803	11.50%	5,847	4.00%	8,770	6.00%
Citizens	15,470	10.53%	5,877	4.00%	8,816	6.00%
Morgan	8,749	15.63%	2,239	4.00%	3,359	6.00%
Tier 2 (total) capital to risk weighted assets						
Consolidated	468,504	13.35%	280,700	8.00%	350,876	10.00%
Mountain West	82,563	11.56%	57,135	8.00%	71,418	10.00%
Glacier	78,802	12.27%	51,393	8.00%	64,241	10.00%
First Security	83,471	14.84%	45,003	8.00%	56,254	10.00%
CDC	37,603	12.14%	24,776	8.00%	30,970	10.00%
Western	50,906	16.39%	24,845	8.00%	31,056	10.00%
1st Bank	22,329	11.49%	15,546	8.00%	19,433	10.00%
Big Sky	32,934	12.75%	20,663	8.00%	25,829	10.00%
Valley	24,270	12.56%	15,462	8.00%	19,327	10.00%
Whitefish	18,630	12.75%	11,693	8.00%	14,617	10.00%
Citizens	17,312	11.78%	11,755	8.00%	14,694	10.00%
Morgan	9,450	16.88%	4,479	8.00%	13,000	10.00%
Leverage capital to total average assets						
Consolidated	424,479	9.77%	173,825	4.00%	217,281	5.00%
Mountain West	74,222	8.52%	34,842	4.00%	43,553	5.00%
Glacier	71,462	9.43%	30,316	4.00%	37,895	5.00%
First Security	76,408	10.47%	29,179	4.00%	36,474	5.00%
CDC	33,711	9.01%	14,966	4.00%	18,708	5.00%
Western	46,949	11.55%	16,263	4.00%	20,329	5.00%
1st Bank	19,899	6.50%	12,246	4.00%	15,307	5.00%
Big Sky	29,696	10.76%	11,037	4.00%	13,797	5.00%
Valley	21,852	8.14%	10,744	4.00%	13,430	5.00%
Whitefish	16,803	8.97%	7,493	4.00%	9,367	5.00%
Citizens	15,470	9.81%	6,310	4.00%	7,888	5.00%
Morgan	8,749	10.29%	3,400	4.00%	4,249	5.00%

11. Regulatory Capital . . . continued

The following table illustrates the Federal Reserve Bank's adequacy guidelines and the Company's and subsidiary banks' compliance with those guidelines as of December 31, 2005:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital to risk weighted assets						
Consolidated	329,289	12.00%	109,724	4.00%	164,585	6.00%
Mountain West	54,415	9.43%	23,078	4.00%	34,617	6.00%
Glacier	63,476	11.76%	21,583	4.00%	32,375	6.00%
First Security	69,758	13.25%	21,066	4.00%	31,599	6.00%
Western	44,428	14.97%	11,874	4.00%	17,811	6.00%
1st Bank	17,250	11.59%	5,952	4.00%	8,928	6.00%
Big Sky	24,769	10.10%	9,806	4.00%	14,709	6.00%
Valley	19,682	11.56%	6,812	4.00%	10,218	6.00%
Whitefish	14,562	10.06%	5,792	4.00%	8,688	6.00%
Citizens	12,665	10.35%	4,894	4.00%	7,341	6.00%
Tier 2 (total) capital to risk weighted assets						
Consolidated	363,632	13.26%	219,447	8.00%	274,309	10.00%
Mountain West	61,341	10.63%	46,156	8.00%	57,695	10.00%
Glacier	69,882	12.95%	43,166	8.00%	53,958	10.00%
First Security	76,372	14.50%	42,132	8.00%	52,665	10.00%
Western	48,150	16.22%	23,749	8.00%	29,686	10.00%
1st Bank	19,115	12.85%	11,904	8.00%	14,880	10.00%
Big Sky	27,842	11.36%	19,612	8.00%	24,515	10.00%
Valley	21,783	12.79%	13,624	8.00%	17,030	10.00%
Whitefish	16,237	11.21%	11,584	8.00%	14,480	10.00%
Citizens	14,199	11.60%	9,788	8.00%	12,235	10.00%
Leverage capital to total average assets						
Consolidated	329,289	9.17%	143,692	4.00%	179,615	5.00%
Mountain West	54,415	7.38%	29,487	4.00%	36,859	5.00%
Glacier	63,476	9.34%	27,198	4.00%	33,998	5.00%
First Security	69,758	10.06%	27,732	4.00%	34,665	5.00%
Western	44,428	10.36%	17,149	4.00%	21,436	5.00%
1st Bank	17,250	6.28%	10,991	4.00%	13,738	5.00%
Big Sky	24,769	9.24%	10,721	4.00%	13,401	5.00%
Valley	19,682	8.00%	9,844	4.00%	12,305	5.00%
Whitefish	14,562	8.44%	6,898	4.00%	8,623	5.00%
Citizens	12,665	9.51%	5,329	4.00%	6,661	5.00%

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the institution would thereafter be capitalized at less than 8 percent Tier 2 (total) risk-based capital, 4 percent Tier I risk-based capital, or a 4 percent leverage ratio. At December 31, 2006 and 2005 the subsidiary banks' capital measures exceed the highest supervisory threshold, which requires Tier 2 (total) capital of at least 10 percent, Tier I capital of at least 6 percent, and a leverage capital ratio of at least 5 percent. Each of the subsidiaries was considered well capitalized by the respective regulator as of December 31, 2006 and 2005. There are no conditions or events since year-end that management believes have changed the Company's or subsidiaries risk-based capital category.

11. Regulatory Capital... continued

The subsidiary banks are subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval. At December 31, 2006, approximately $105,010,000 of retained earnings was available for dividend declaration without prior regulatory approval.

12. Federal and State Income Taxes

The following is a summary of consolidated income tax expense for:

(dollars in thousands)		2006	2005	2004
Current:				
Federal	$	**26,740**	22,099	16,361
State		**6,317**	5,416	4,369
Total current tax expense		**33,057**	27,515	20,730
Deferred:				
Federal		**(1,453)**	(1,955)	238
State		**(347)**	(249)	46
Total deferred tax (income) expense		**(1,800)**	(2,204)	284
Total income tax expense	$	**31,257**	25,311	21,014

Combined federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows for:

	Years ended December 31,		
	2006	2005	2004
Federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax benefit	**4.2%**	4.3%	4.4%
Tax-exempt interest income	**-5.0%**	-5.9%	-7.2%
Other, net	**-0.4%**	-0.8%	-0.2%
	33.8%	32.6%	32.0%

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

		December 31,	
(dollars in thousands)		2006	2005
Deferred tax assets:			
Allowance for losses on loans	$	**19,777**	15,786
Deferred compensation		**2,535**	2,372
Other		**3,280**	690
Total gross deferred tax assets		**25,592**	18,848
Deferred tax liabilities:			
Federal Home Loan Bank stock dividends		**(10,629)**	(10,488)
Fixed assets, due to differences in depreciation		**(4,781)**	(3,385)
Intangibles		**(6,030)**	(3,542)
Deferred loan costs		**(2,514)**	(2,076)
Available-for-sale securities		**(1,996)**	(534)
Other		**(1,569)**	(1,569)
Total gross deferred tax liabilities		**(27,519)**	(21,594)
Net deferred tax liability	$	**(1,927)**	(2,746)

12. Federal and State Income Taxes . . . continued

There is no valuation allowance at December 31, 2006 and 2005 because management believes that it is more likely than not that the Company's deferred tax assets will be realized by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income.

Retained earnings at December 31, 2006 includes approximately $3,600,000 for which no provision for federal income tax has been made. This amount represents the base year federal bad debt reserve, which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this bad debt reserve will be reduced and thereby result in taxable income in the foreseeable future. The Company is not currently contemplating any changes in its business or operations which would result in a recapture of this federal bad debt reserve into taxable income.

13. Employee Benefit Plans

The Company has a profit sharing plan that has a 3 percent "safe harbor" provision which is a non-elective contribution by the Company. To be considered eligible for the plan, the employee must be 21 year of age, worked 501 hours in the plan year, and been employed for a full calendar quarter. In addition, elective contributions, depending on the Company's profitability, are made to the plan. Participants are at all times fully vested in all contributions. The total plan expense for the years ended December 31, 2006, 2005, and 2004 was approximately $4,730,000, $4,057,000 and $3,181,000 respectively.

The Company also has an employees' savings plan. The plan allows eligible employees to contribute up to 60 percent, 25 percent prior to October 1, 2004, of their monthly salaries. The Company matches an amount equal to 50 percent of the employee's contribution, up to 6 percent of the employee's total pay. Participants are at all times fully vested in all contributions. The Company's contribution to the savings plan for the years ended December 31, 2006, 2005 and 2004 was approximately $1,120,000, $930,000, and $750,000, respectively.

The Company has a non-funded deferred compensation plan for directors and senior officers. The plan provides for the deferral of cash payments of up to 25 percent of a participants' salary, and for 100 percent of bonuses and directors fees, at the election of the participant. The total amount deferred was approximately $643,000; $483,000, and $402,000, for the years ending December 31, 2006, 2005, and 2004, respectively. Effective January 1, 2005, the participant receives an earnings credit at a rate equal to 50 percent of the Company's return on equity. For years prior to 2005 the participant received an earnings credit at a one year certificate of deposit rate, or at the total return rate on Company stock, on the amount deferred, as elected by the participant at the time of the deferral election. The total earnings for the years ended 2006, 2005, and 2004 were approximately $226,000, $190,000, and $437,000, respectively. In connection with several acquisitions, the Company assumed the obligations of a deferred compensation plan for certain key employees. As of December 31, 2006, the liability related to the obligation was approximately $2,085,000 and was included in other liabilities of the Consolidated Statements of Financial Condition. The amount expensed related to the obligation during 2006 was insignificant.

The Company has a Supplemental Executive Retirement Plan (SERP) which provides retirement benefits at the savings and retirement plan levels, for amounts that are limited by IRS regulations under those plans. Eligible employees include participants of the non-funded deferred compensation plan and employees whose benefits were limited as a result of IRS regulations. The Company's required contribution to the SERP for the years ended December 31, 2006, 2005 and 2004 was approximately $102,000, $74,000, and $63,000, respectively.

The Company has entered into employment contracts with nineteen senior officers that provide benefits under certain conditions following a change in control of the Company.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,		
	2006	2005	2004
Net earnings available to common stockholders, basic and diluted $	**61,131,000**	52,373,000	44,616,000
Average outstanding shares - basic	**49,727,299**	46,943,741	45,848,574
Add: Dilutive stock options	**769,878**	895,333	867,530
Average outstanding shares - diluted	**50,497,177**	47,839,074	46,716,104
Basic earnings per share $	**1.23**	1.12	0.97
Diluted earnings per share $	**1.21**	1.09	0.96

There were approximately 606,000, 148,000, and 1,400 options excluded from the diluted share calculation for December 31, 2006, 2005, and 2004, respectively, due to the option exercise price exceeding the market price.

15. Stock Option Plans

The Company has stock-based compensation plans outstanding. The Directors 1994 Stock Option Plan was approved to provide for the grant of options to outside Directors of the Company. The Employees 1995 Stock Option Plan was approved to provide the grant of options to certain full-time employees of the Company. The Employees 1995 Stock Option Plan expired in April 2005 and has granted but unexpired options outstanding. The 2005 Stock Incentive Plan was approved by shareholders on April 27, 2005 which provides awards to certain full-time employees of the Company. The 2005 Stock Incentive Plan permits the granting of options, share appreciation rights, restricted shares, restricted share units, and unrestricted shares, deferred share units, and performance awards. Upon exercise of the stock options, the shares are obtained from the authorized and unissued stock.

The 1994, 1995, and 2005 plans also contain provisions authorizing the grant of limited stock rights, which permit the optionee, upon a change in control of the Company, to surrender his or her options for cancellation and receive cash or common stock equal to the difference between the exercise price and the fair market value of the shares on the date of the grant. The option price at which the Company's common stock may be purchased upon exercise of options granted under the plans must be at least equal to the per share market value of such stock at the date the option is granted. All option shares are adjusted for stock splits and stock dividends. The term of the options may not exceed five years from the date the options are granted. The employee options vest over a period of two years and the director options vest over a period of six months.

The Company adopted SFAS No. 123 (Revised) *Share-Based Payment,* as of January 1, 2006 and, accordingly, has determined compensation cost based on the fair value of options at the grant date. Additionally, the compensation cost for the portion of awards outstanding for which the requisite service has not been rendered that are outstanding as of the required effective date are recognized as the requisite service is rendered on or after the required effective date. For the twelve months ended December 31, 2006, the compensation cost for the stock option plans was $3,018,000, with a corresponding income tax benefit of $869,000, resulting in a net earnings and cash flow from operations reduction of $2,149,000, or a decrease of $.04 per share for both basic and diluted earnings per share. Additionally, in the cash flow statement, the excess tax benefit from stock options decreased the net cash provided from operating activities and increased the net cash provided by financing activities by $1,217,000 the twelve months ended December 31, 2006. Total unrecognized compensation cost, net of income tax benefit, related to non-vested awards which are expected to be recognized over the next weighted period of 1 year was $1,124,000 as of December 31, 2006. The total fair value of shares vested for the year ended December 31, 2006 and 2005 was $1,266,000 and $955,000, respectively.

15. Stock Option Plans . . . continued

Prior to the adoption of SFAS No. 123 (Revised), the Company utilized the intrinsic value method and compensation cost was the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. The exercise price of all stock options granted has been equal to the fair market value of the underlying stock at the date of grant and, accordingly, the intrinsic value has been $0 and no compensation cost was recognized prior to the adoption of SFAS No. 123 (Revised). The Company did not modify any outstanding options prior to the adoption of the standard. If the Company had determined compensation cost based on fair value of the options at the grant date under SFAS 123 (Revised) prior to the date of adoption, the Company's net income would have been reduced to the pro forma amounts indicated below:

		Year ended December 31, 2005	Year ended December 31, 2004
Net earnings (in thousands):	As reported	$ 52,373	44,616
	Compensation cost	(1,308)	(685)
	Pro forma	51,065	43,931
Basic earnings per share:	As reported	1.12	0.97
	Compensation cost	(0.03)	(0.01)
	Pro forma	1.09	0.96
Diluted earnings per share:	As reported	1.09	0.96
	Compensation cost	(0.02)	(0.02)
	Pro forma	1.07	0.94

The per share weighted-average fair value of stock options granted during 2006 and 2005 was $4.31 and $2.35, respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions: 2006 – expected dividend yield 2.23 percent, risk-free interest rate of 4.35 percent, volatility ratio of 27 percent, and expected life of 3.3 years: 2005 - expected dividend yield 2.23 percent, risk-free interest rate of 3.44 percent, volatility ratio of 18 percent, and expected life of 3.4 years. Expected volatilities are based on historical volatility and other factors. The Company uses historical data to estimate option exercise and termination with the valuation model. Employee and director awards, which have dissimilar historical exercise behavior, are considered separately for valuation purposes. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield in effect at the time of the grant. The option awards generally vest upon six months or two years of service for directors and employees, respectively, and generally expire in five years.

15. Stock Option Plans . . . continued

At December 31, 2006, total shares available for option grants to employees and directors are 4,767,290. Changes in shares granted for stock options for the years ended December 31, 2006, 2005, and 2004, respectively, are summarized as follows:

	Options outstanding		Options exercisable	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, December 31, 2003	2,299,091	7.52	1,203,492	6.12
Canceled	(94,899)	9.74	(28,439)	5.70
Granted	844,235	13.28		
Became exercisable			661,950	9.57
Exercised	(782,480)	6.95	(782,480)	6.95
Balance, December 31, 2004	2,265,947	9.77	1,054,523	7.74
Canceled	(44,823)	14.03	(7,461)	6.51
Granted	881,642	16.69		
Became exercisable			788,639	10.87
Exercised	(597,166)	8.63	(597,166)	8.63
Balance, December 31, 2005	2,505,600	12.39	1,238,535	9.50
Canceled	**(132,869)**	**16.17**	**(39,666)**	**10.68**
Granted	**1,001,313**	**21.04**		
Became exercisable			**739,187**	**15.06**
Exercised	**(640,121)**	**10.48**	**(640,121)**	**10.48**
Balance, December 31, 2006	**2,733,923**	**15.82**	**1,297,935**	**12.15**

The range of exercise prices on options outstanding and exercisable at December 31, 2006 is as follows:

Price range	Options Outstanding	average exercise price	average life of options	Options Exercisable	average exercise price
$3.46 - $4.66	146,559	$4.26	.9 years	146,559	$4.26
$5.97 - $5.98	11,715	5.98	2.4 years	11,715	5.98
$8.22 - $8.80	103,460	8.48	.1 years	103,460	8.48
$9.39 - $11.36	327,935	9.54	1.1 years	327,935	9.54
$13.36 - $14.16	424,824	13.38	2.1 years	424,824	13.38
$16.66 - $19.68	765,161	16.71	3.1 years	129,693	16.67
$20.96 - $24.73	954,269	21.05	4.1 years	153,749	20.96
	2,733,923	15.82	3.1 years	1,297,935	12.15

15. Stock Option Plans . . . continued

The change in non-vested shares granted for stock options for the years ended December 31, 2006 is summarized below:

	Number of Shares	Weighted Avgerage Grant Date Fair Value
Non-vested options, December 31, 2005	1,267,065	$ 1.73
Granted	1,001,313	4.31
Vested	(739,187)	1.78
Canceled	(93,203)	3.13
Non-vested options, December 31, 2006	1,435,988	3.43

The options exercised during the year ended December 31, 2005 were at prices from $3.46 to $20.96.

16. Parent Company Information (Condensed)

The following condensed financial information is the unconsolidated (parent company only) information for Glacier Bancorp, Inc.:

Statements of Financial Condition (dollars in thousands)	December 31, 2006	2005
Assets:		
Cash	$ **567**	1,967
Interest bearing cash deposits	**13,839**	11,125
Cash and cash equivalents	**14,406**	13,092
Investment securities, available-for-sale	**1,291**	1,302
Other assets	**4,375**	2,415
Investment in subsidiaries	**562,893**	409,931
	$ **582,965**	426,740
Liabilities and Stockholders' Equity:		
Dividends payable	$ **6,276**	5,151
Subordinated debentures	**115,000**	85,000
Other liabilities	**5,546**	3,350
Total liabilities	**126,822**	93,501
Common stock	**523**	483
Paid-in capital	**344,265**	262,222
Retained earnings	**108,286**	69,713
Accumulated other comprehensive income	**3,069**	821
Total stockholders' equity	**456,143**	333,239
	$ **582,965**	426,740

16. Parent Company Information (Condensed)...continued

Statements of Operations (dollars in thousands)	Years ended December 31, 2006	2005	2004
Revenues			
Dividends from subsidiaries	$ **25,400**	21,950	21,300
Other income	**754**	60	1,088
Intercompany charges for services	**9,711**	8,365	7,406
Total revenues	**35,865**	30,375	29,794
Expenses			
Employee compensation and benefits	**6,508**	5,144	4,517
Other operating expenses	**10,230**	11,013	9,803
Total expenses	**16,738**	16,157	14,320
Earnings before income tax benefit and equity in undistributed earnings of subsidiaries	**19,127**	14,218	15,474
Income tax benefit	**298**	3,386	2,316
Income before equity in undistributed earnings of subsidiaries	**19,425**	17,604	17,790
Subsidiary earnings in excess of dividends distributed	**41,706**	34,769	26,826
Net earnings	$ **61,131**	52,373	44,616

16. Parent Company Information (Condensed)...continued

Statements of Cash Flows (dollars in thousands)		2006	2005	2004
		Years ended December 31,		
Operating Activities				
Net earnings	$	**61,131**	52,373	44,616
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Loss on sale of investments available-for-sale		**--**	451	274
Subsidiary earnings in excess of dividends distributed		**(41,706)**	(34,769)	(26,826)
Excess tax benefits related to the exercise of stock options		**(1,217)**	--	--
Net increase in other assets and other liabilities		**4,986**	4,709	2,359
Net cash provided by operating activities		**23,194**	22,764	20,423
Investing activities				
Purchases of investment securities available-for-sale		**--**	--	(35,802)
Proceeds from sales, maturities and prepayments of securities available-for-sale		**--**	17,796	17,227
Equity contribution to subsidiary banks		**(65,035)**	(56,206)	--
Net addition of premises and equipment		**(1,902)**	(949)	(430)
Net cash used by investing activities		**(66,937)**	(39,359)	(19,005)
Financing activities				
Proceeds from issuance of subordinated debentures		**65,000**	--	45,000
Repayment of subordinated debentures		**(35,000)**	--	--
Cash dividends paid		**(22,558)**	(19,051)	(16,618)
Excess tax benefits from stock options		**1,217**	--	--
Proceeds from exercise of stock options and other stock issued		**36,403**	5,158	5,439
Repurchase and retirement of stock		**--**	--	(1,805)
Cash paid for stock dividends		**(5)**	(8)	(9)
Net cash provided (used) by financing activities		**45,057**	(13,901)	32,007
Net increase (decrease) in cash and cash equivalents		**1,314**	(30,496)	33,425
Cash and cash equivalents at beginning of year		**13,092**	43,588	10,163
Cash and cash equivalents at end of year	$	**14,406**	13,092	43,588

17. Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data is as follows (in thousands except per share amounts):

		Quarters Ended, 2006			
		March 31	**June 30**	**September 30**	**December 31**
Interest income	$	55,952	59,933	63,892	73,549
Interest expense		19,644	22,307	24,887	28,200
Net interest income		36,308	37,626	39,005	45,349
Provision for loan losses		1,165	1,355	1,320	1,352
Earnings before income taxes		20,472	22,219	23,603	26,094
Net earnings		13,629	14,666	15,806	17,030
Basic earnings per share		0.28	0.30	0.32	0.33
Diluted earnings per share		0.28	0.30	0.31	0.32
Dividends per share		0.11	0.11	0.11	0.12
Market range high-low		$21.81-$19.72	$21.20-$18.69	$23.24-$18.55	$25.25-$21.99

17. Unaudited Quarterly Financial Data...continued

	Quarters Ended, 2005			
	March 31	June 30	September 30	December 31
Interest income	$ 40,507	46,545	49,570	53,363
Interest expense	12,051	14,458	15,810	17,659
Net interest income	28,456	32,087	33,760	35,704
Provision for loan losses	1,490	1,552	1,607	1,374
Earnings before income taxes	17,000	19,572	20,313	20,799
Net earnings	11,520	13,090	13,575	14,188
Basic earnings per share	0.24	0.28	0.29	0.30
Diluted earnings per share	0.25	0.27	0.28	0.29
Dividends per share	0.09	0.10	0.10	0.11
Market range high-low	$18.65-$15.73	$17.59-$14.05	$20.93-$17.27	$22.33-$18.67

18. Fair-Value of Financial Instruments

Financial instruments have been defined to generally mean cash or a contract that implies an obligation to deliver cash or another financial instrument to another entity. For purposes of the Company's Consolidated Statement of Financial Condition, this includes the following items:

	2006		2005	
(dollars in thousands)	**Amount**	**Fair Value**	Amount	Fair Value
Financial Assets:				
Cash on hand and in banks	$ **136,591**	**136,591**	111,418	111,418
Federal funds sold	**6,125**	**6,125**	7,537	7,537
Interest bearing cash deposits	**30,301**	**30,301**	13,654	13,654
Investment securities	**343,370**	**343,370**	330,808	330,808
Mortgage-backed securities	**426,550**	**426,550**	585,718	585,718
FHLB and FRB stock	**55,717**	**55,717**	53,529	53,529
Loans receivable, net	**3,165,524**	**3,139,276**	2,397,187	2,351,640
Accrued interest receivable	**25,729**	**25,729**	19,923	19,923
Financial Liabilities:				
Deposits	$ **3,207,533**	**3,206,007**	2,534,712	2,533,171
Advances from the FHLB of Seattle	**307,522**	**302,441**	402,191	391,128
Repurchase agreements and other borrowed funds	**338,986**	**338,986**	317,222	317,222
Accured interest payable	**11,041**	**11,041**	7,437	7,437
Subordinated debentures	**115,000**	**116,124**	85,000	83,836

Financial assets and financial liabilities other than securities are not traded in active markets. The above estimates of fair value require subjective judgments. Changes in the following methodologies and assumptions could significantly affect the estimates. These estimates may also vary significantly from the amounts that could be realized in actual transactions.

Financial Assets – The estimated fair value is the book value of cash, federal funds sold, interest bearing cash deposits, and accrued interest receivable. For investment and mortgage-backed securities, the fair value is based on quoted market prices. The fair value of Federal Home Loan Bank of Seattle and Federal Reserve Bank stock is the book value, due to the stocks being restricted because they may only be sold to another member institution or the FHLB or FRB at their par values. The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made.

Financial Liabilities – The estimated fair value of demand and savings deposits is the book value since rates are regularly adjusted to market rates. The estimated fair value of accrued interest payable is the book value. Certificate accounts fair value is estimated by discounting the future cash flows using current rates for similar deposits. Advances from the Federal Home Loan Bank of Seattle fair value is estimated by discounting future cash flows using current rates for advances with similar weighted average maturities.

18. Fair Value of Financial Instruments...continued

Repurchase agreements and other borrowed funds have variable interest rates, or are short term, so book value approximates fair value. The subordinated debentures' fair value is based on quoted market prices or comparison pricing to a similar product outstanding at year-end.

Off-balance sheet financial instruments – Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, so no adjustment is necessary to reflect these commitments at market value. See Note 4 to consolidated financial statements.

19. Contingencies and Commitments

The Company leases certain land, premises and equipment from third parties under operating and capital leases. Total rent expense for the years ended December 31, 2006, 2005, and 2004 was approximately $1,784,000 $1,334,000, and $1,151,000, respectively. Amortization of building capital lease assets is included in depreciation. One of the Company's subsidiaries has entered into lease transactions with two of its directors and the related party rent expense for the years ended December 31, 2006, 2005, and 2004 was approximately $333,000, $273,000, and $221,000. The total future minimum rental commitments required under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2006 are as follows (Dollars in thousands):

Years ended December 31,	Capital Leases	Operating Leases	Total
2007	$ 224	1,716	1,940
2008	226	1,523	1,749
2009	229	1,259	1,488
2010	231	1,195	1,426
2011	233	860	1,093
Thereafter	2,654	2,836	5,490
Total minimum lease payments	$ 3,797	9,389	13,186
Less: Amounts representing interest	1,571		
Present Value of minimum lease payments	2,226		
Less: Current portion of obligations under capital leases	57		
Long-term portion of obligations under capital leases	2,169		

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

20. Acquisitions

On October 1, 2006, CDC and its five banking subsidiaries located across Montana were acquired and became bank subsidiaries of the Company. These subsidiaries include Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. The acquisition included total assets of $457 million, loans of $304 million, and deposits of $363 million. The purchase price included core deposit intangible of $7,863,000 and goodwill of $39,716,000. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change to First Security, Western, and Glacier. It is anticipated that during June of 2007, Western Bank of Chinook will merge into First National Bank of Lewistown.

On September 1, 2006, the Company completed the acquisition of Morgan with total assets of $89 million, loans of $41 million, and deposits of $67 million. The bank operates from two banking offices in Morgan and Mountain Green, Utah. The purchase price included core deposit intangible of $896,000 and goodwill of $10,901,000.

20. Acquisitions...continued

On October 31, 2005, First Security completed the acquisition of Thompson Falls Holding Co. and its subsidiary bank First State Bank, with total assets of $153 million, loans of $109 million, and deposits of $109 million. The bank operates from two banking offices in Thompson Falls and Plains, Montana. The purchase price included core deposit intangible of $914,000 and goodwill of $7,508,000.

On May 20, 2005, Mountain West completed the acquisition of the Zions National Bank branch in Bonners Ferry, Idaho, with total assets of $24 million, loans of $5 million, and deposits of $24 million. The purchase price included core deposit intangible of $211,000 and goodwill of $2,154,000.

On April 1, 2005, the Company completed the acquisition of Citizens Bank Holding Company and its subsidiary bank Citizens Community Bank, Pocatello, Idaho, with total assets of $126 million, loans of $89 million, and deposits of $101 million. This bank operates from three banking offices in Pocatello and Idaho Falls, and a new branch in Rexburg, Idaho. The purchase price included core deposit intangible of $975,000 and goodwill of $9,553,000.

On February, 28, 2005, the Company completed the acquisition of 1st Bank, Evanston, Wyoming, with total assets of $267 million, loans of $88 million, and deposits of $225 million. This bank has seven locations in western Wyoming and became the first subsidiary bank of the Company to be located in the state of Wyoming. The purchase price included core deposit intangible of $2,446,000 and goodwill of $22,508,000.

The acquisitions were accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of the acquired Banks were recorded by the Company at their respective fair values at the date of the acquisition and the results of operations have been included with those of the Company since the date of acquisition. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, was recorded as goodwill.

21. Operating Segment Information

SFAS No. 131, *Financial Reporting for Segments of a Business Enterprise*, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. According to the statement, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on individual bank charter, and thus the operating segments are so defined. However, the five subsidiaries acquired as a result of the acquisition of CDC during 2006 are one reporting segment for purposes of financial reporting for the year ended December 31, 2006. All segments, except for the segment defined as "other," are based on commercial banking operations. The operating segment defined as "other" includes the Parent company, non-bank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in Note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

The following is a summary of selected operating segment information for the years ended and as of December 31, 2006, 2005, and 2004.

(dollars in thousands)

2006		Mountain West	Glacier	First Security	CDC	Western	1st Bank	Big Sky	Valley	Whitefish	Citizens	Morgan	Other	Consolidated
Net interest income	$	36,133	29,176	29,443	5,252	14,095	11,525	12,054	9,893	6,958	8,247	1,090	(5,578)	158,288
Provision for loan losses		(1,500)	(900)	(600)	-	-	(300)	(305)	(485)	(180)	(900)	(22)	-	(5,192)
Net interest income after provision for loan losses		34,633	28,276	28,843	5,252	14,095	11,225	11,749	9,408	6,778	7,347	1,068	(5,578)	153,096
Noninterest income		16,442	10,020	5,236	898	5,245	2,939	2,781	3,938	1,654	2,161	318	210	51,842
Core deposit amortization		(219)	(239)	(317)	(358)	(199)	(408)	(23)	(43)	-	(164)	(54)	-	(2,024)
Other noninterest expense		(31,057)	(17,616)	(14,675)	(2,760)	(10,598)	(8,153)	(6,561)	(7,649)	(4,003)	(5,898)	(651)	(905)	(110,526)
Earnings before income taxes		19,799	20,441	19,087	3,032	8,543	5,603	7,946	5,654	4,429	3,446	681	(6,273)	92,388
Income tax (expense) benefit		(6,163)	(6,949)	(6,119)	(1,081)	(1,325)	(2,358)	(2,703)	(1,626)	(1,476)	(1,507)	(248)	298	(31,257)
Net income	$	13,636	13,492	12,968	1,951	7,218	3,245	5,243	4,028	2,953	1,939	433	(5,975)	61,131
Assets	$	918,985	756,545	747,338	461,049	406,131	324,560	274,888	269,442	187,704	172,517	95,991	(147,411)	4,467,739
Loans, net		701,390	568,587	488,242	296,225	238,431	152,197	218,482	177,507	142,480	137,779	45,302	(1,098)	3,165,524
Goodwill		23,159	4,084	12,165	39,716	3,848	22,508	1,752	1,770	260	9,553	10,901	-	129,716
Deposits		693,323	457,807	480,192	362,672	250,158	255,834	223,605	183,233	121,100	128,317	75,348	(24,056)	3,207,533
Stockholders' equity		98,954	76,986	90,048	81,221	51,031	43,911	31,282	24,247	16,918	25,549	20,308	(104,312)	456,143

(dollars in thousands)

2005		Mountain West	Glacier	First Security	Western	1st Bank	Big Sky	Valley	Whitefish	Citizens	Other	Consolidated
Net interest income	$	29,607	26,508	24,839	14,522	8,179	11,540	9,444	6,527	5,013	(6,172)	130,007
Provision for loan losses		(1,897)	(1,500)	(630)	-	(251)	(965)	(375)	(300)	(105)	-	(6,023)
Net interest income after provision for loan losses		27,710	25,008	24,209	14,522	7,928	10,575	9,069	6,227	4,908	(6,172)	123,984
Noninterest income		15,812	9,136	3,990	3,966	2,340	2,475	3,509	1,916	1,902	(420)	44,626
Core deposit amortization		(214)	(252)	(202)	(224)	(371)	(26)	(48)	-	(133)	-	(1,470)
Other noninterest expense		(26,006)	(16,016)	(11,141)	(9,741)	(5,636)	(5,509)	(6,787)	(3,428)	(4,052)	(1,140)	(89,456)
Earnings before income taxes		17,302	17,876	16,856	8,523	4,261	7,515	5,743	4,715	2,625	(7,732)	77,684
Income tax (expense) benefit		(5,886)	(6,096)	(5,505)	(2,488)	(1,401)	(2,819)	(1,783)	(1,698)	(1,022)	3,387	(25,311)
Net income	$	11,416	11,780	11,351	6,035	2,860	4,696	3,960	3,017	1,603	(4,345)	52,373
Assets	$	779,538	731,468	769,094	431,640	304,196	267,402	254,437	174,069	144,161	(149,661)	3,706,344
Loans, net		544,429	462,761	453,814	231,817	111,682	203,869	151,204	125,512	113,222	(1,123)	2,397,187
Goodwill		23,159	4,084	12,165	3,848	22,508	1,752	1,770	260	9,553	-	79,099
Deposits		558,280	424,739	476,253	269,494	244,336	191,040	174,059	112,790	110,023	(26,302)	2,534,712
Stockholders' equity		80,008	69,257	83,447	49,458	41,577	26,581	21,809	14,847	23,029	(76,774)	333,239

21. Operating Segment Information . . . continued

(dollars in thousands)

2004	Mountain West	Glacier	First Security	Western	Big Sky	Valley	Whitefish	Other	Consolidated
Net interest income . . . . $	22,552	24,541	24,372	15,663	9,361	8,959	6,393	(4,448)	107,393
Provision for loan losses	(1,320)	(1,075)	(600)	-	(510)	(440)	(250)	-	(4,195)
Net interest income after provision for loan losses	21,232	23,466	23,772	15,663	8,851	8,519	6,143	(4,448)	103,198
Noninterest income	12,315	8,652	3,684	3,583	2,249	2,940	1,419	(277)	34,565
Core deposit amortization	(210)	(276)	(216)	(279)	(33)	(60)	-	-	(1,074)
Other noninterest expense	(21,290)	(14,980)	(10,184)	(9,016)	(5,190)	(6,020)	(3,280)	(1,099)	(71,059)
Earnings before income taxes	12,047	16,862	17,056	9,951	5,877	5,379	4,282	(5,824)	65,630
Income tax (expense) benefit	(3,769)	(5,704)	(5,572)	(3,039)	(2,157)	(1,632)	(1,457)	2,316	(21,014)
Net income . . . . $	8,278	11,158	11,484	6,912	3,720	3,747	2,825	(3,508)	44,616
Assets . . . . $	629,205	646,523	626,341	446,502	241,056	241,518	169,411	10,181	3,010,737
Loans, net	382,819	398,187	326,826	210,181	161,761	119,626	102,746	(341)	1,701,805
Goodwill	21,005	4,084	4,657	3,848	1,752	1,770	260	-	37,376
Deposits	431,662	393,655	359,918	207,711	132,853	146,660	98,605	(41,356)	1,729,703
Stockholders' equity	67,002	64,207	56,004	49,095	20,567	20,052	13,839	(20,582)	270,184

22. Subsequent Events

On January 22, 2007, a definitive agreement to acquire North Side State Bank of Rock Springs, Wyoming was announced. As of September 30, 2006, North Side had total assets of $121 million and deposits of approximately $100 million. Upon completion of the transaction, which is subject to regulatory approval and other customary conditions of closing, North Side will be merged into 1st Bank, the Company's Evanston, Wyoming subsidiary.

On January 19, 2007, as previously announced, as a condition imposed by the bank regulators to acquire CDC, the Company completed the sale of its Western Security Lewistown branch to the Bank of the Rockies. The branch had estimated loans of $16 million and deposits of $25 million and was sold at a gain of $1.6 million.

23. Impact of Recently Issued Accounting Standards

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,* expressing the staff's view regarding the process of quantifying financial statement misstatements. SAB 108 requires that when quantifying misstatements for the purposes of evaluating materiality, the effects on both the income statement and balance sheet should be considered. The Company has evaluated the requirements of SAB 108, and it did not have a material effect on the Company's financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this standard, but does not expect it to have a material effect on the Company's financial position or results of operations.

During the year ended December 31, 2004 and from December 31, 2004 through June 13, 2005, the date on which BKD was selected to be engaged to be the Company's independent accountant, neither the Company nor anyone on its behalf had consulted BKD with respect to any accounting or auditing issues involving the Company. In particular, there was no discussion with the Company regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the financial statements, or any related item. Subsequent to BKD being engaged, there have been no changes or disagreements with accountants on accounting and financial disclosure.

KPMG furnished a letter, addressed to the SEC, stating that they agree with the above statements, except that they were not in a position to agree or disagree with the first paragraph and the last paragraph.

Item 9a. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and timely reported as provided in the SEC's rules and forms. As a result of this evaluation, there were no significant changes in our internal control over financial reporting during the three months ended December 31, 2006 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining effective internal control over financial reporting as it relates to its financial statements presented in conformity with U.S. generally accepted accounting principles. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self monitoring mechanisms and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2006. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The assessment performed by management of its internal control over financial reporting as of December 31, 2006 did not include the following entities which were acquired by the Company during fiscal year 2006: CDC and its five subsidiaries and Morgan (collectively, the "Acquisitions"). CDC and Morgan represent approximately 10 percent and 2 percent, respectively of the assets of the Company on a consolidated basis. Based on this assessment, management asserts that Glacier Bancorp, Inc. and subsidiaries (except those subsidiaries acquired in the Acquisitions) maintained effective internal control over financial reporting as it relates to its financial statements presented in conformity with accounting principles generally accepted in the Unites States of America. There was no material change to the internal control over financial reporting as a result of the Acquisitions.

BKD LLP, the independent registered public accounting firm that audited the financial statements for the years ended December 31, 2006 and 2005, has issued an attestation report on management's assessment of the company's internal control over financial reporting. Such attestation report expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and 2005.

Item 9b. Other Information

None

PART III

Item 10. Directors and Executive Officers and Corporate Governance

Information regarding "Directors and Executive Officers of the Registrant" is set forth under the headings "Information with Respect to Nominees and Other Directors - Background of Nominees and Continuing Directors" and "Security Ownership of Certain Beneficial Owners and Management – Executive Officers who are not Directors" of the Company's 2007 Annual Meeting Proxy Statement ("Proxy Statement") and is incorporated herein by reference.

Information regarding "Compliance with Section 16(a) of the Exchange Act" is set forth under the section "Compliance with Section 16 (a) Filing Requirements" of the Company's Proxy Statement and is incorporated herein by reference.

Information regarding the Company's audit committee financial expert is set forth under the heading "Meetings and Committees of Board of Directors–Committee Membership" in our Proxy Statement and is incorporated by reference.

Consistent with the requirements of the Sarbanes-Oxley Act, the Company has a Code of Ethics applicable to senior financial officers including the principal executive officer. The Code of Ethics can be accessed electronically by visiting the Company's website at www.glacierbancorp.com.

Item 11. Executive Compensation

Information regarding "Executive Compensation" is set forth under the headings "Compensation of Directors" and "Executive Compensation" of the Company's Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information regarding "Security Ownership of Certain Beneficial Owners and Management" is set forth under the headings "Information with Respect to Nominees and Other Directors," "Security Ownership of Certain Beneficial Owners and Management – Executive Officers who are not Directors" and "Beneficial Owners" of the Company's Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information regarding "Certain Relationships and Related Transactions" is set forth under the heading "Transactions with Management" of the Company's Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information regarding "Principal Accounting Fees and Services" is set forth under the heading "Auditors" of the Company's Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

List of Financial Statements and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Financial Statement Schedules

The financial statements and related documents listed in the index set forth in Item 8 of this report are filed as part of this report.

All other schedules to the consolidated financial statements required by Regulation S-X are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or related notes.

(1) The following exhibits are included as part of this Form 10-K:

Exhibit No.	Exhibit
3(a)	Amended and Restated Articles of Incorporation (6)
3(b)	Amended and Restated Bylaws (1)
10(a) *	Amended and Restated 1995 Employee Stock Option Plan and related agreements (2)
10(b) *	Amended and Restated 1994 Director Stock Option Plan and related agreements (2)
10(c) *	Deferred Compensation Plan effective January 1, 2005 (3)
10(d) *	Supplemental Executive Retirement Agreement (3)
10(e) *	2005 Stock Incentive Plan and related agreements (4)
10(f) *	Employment Agreement dated January 1, 2007 between the Company, Glacier Bancorp, Inc. and Michael J. Blodnick (6)
10(g) *	Employment Agreement dated December 22, 2006 between the Company, Glacier Bancorp, Inc. and Ron J. Copher (6)
10(h) *	Employment Agreement date January 1, 2007 between First Security Bank of Missoula and William Bouchee (6)
10(i) *	Employment agreement dated January 1, 2007, between Mountain West Bank and Jon W. Hippler (6)
14	Code of Ethics (5)
21	Subsidiaries of the Company (See item 1, "Subsidiaries")
23(a)	Consent of BKD LLP (6)
23(b)	Consent of KPMG LLP (6)
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6)
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (6)

(1)	Incorporated by reference to Exhibit 3.ii included in the Company's Quarterly Report on form 10-Q for the quarter ended June 30, 2004.
(2)	Incorporated by reference to Exhibit 99.1 - 99.4 of the Company's S-8 Registration Statement (No. 333-105995).
(3)	Incorporated by reference to exhibits 10(g) and 10(h) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
(4)	Incorporated by reference to exhibits 99.1 through 99.3 of the Company's S-8 Registration Statement (No. 333-125024).
(5)	Incorporated by reference to Exhibit 14, included in the Company's Form 10-K for the year ended December 31, 2003.
(6)	Exhibit intentionally omitted.

* Compensatory Plan or Arrangement

SIGNATURES

PURSUANT to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2007.

GLACIER BANCORP, INC.

By: /s/ Michael J. Blodnick
Michael J. Blodnick
President/CEO/Director

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 28, 2007, by the following persons in the capacities indicated.

/s/Michael J. Blodnick Michael J. Blodnick	President, CEO, and Director (Principal Executive Officer)
/s/James H. Strosahl James H. Strosahl	Executive Vice President and CFO (Principal Financial/Accounting Officer)

Majority of the Board of Directors

/s/ Everit A. Sliter Everit A. Sliter	Chairman
/s/ James M. English James M. English	Director
/s/ Allen Fetscher Allen J. Fetscher	Director
/s/ Jon W. Hippler Jon W. Hippler	Director
/s/ Craig A. Langel Craig A. Langel	Director
/s/ L. Peter Larson L. Peter Larson	Director
/s/ Douglas J. McBride Douglas J. McBride	Director
/s/ John W. Murdoch John W. Murdoch	Director

GLACIER BANCORP, INC.
2006 ANNUAL REPORT

END